CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Amendment No. 1 to Draft Registration Statement.

As confidentially submitted to the Securities and Exchange Commission on November 12, 2021

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Specialty Building Products, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5040	83-1328149
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2160 Satellite Boulevard, Suite 450

Duluth, Georgia 30097

(678) 474-4577

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeff McLendon

Chief Executive Officer

Specialty Building Products, Inc.

2160 Satellite Boulevard, Suite 450

Duluth, Georgia 30097

(678) 474-4577

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff Aaron Michael Schleicher Allison C. Gallagher Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Ian D. Schuman Stelios G. Saffos R. Charles Cassidy III Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities act of 1933.
(2)	Includes shares of common stock subject to the underwriters’ option to purchase additional shares.
(3)	To be paid in connection with the initial public filing of this registration statement.

The registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

EXPLANATORY NOTE

This draft registration statement omits historical and pro forma financial information as of and for the six months ended July 3, 2021, as well as historical financial data for the six month period of the preceding year. While such historical and pro forma financial information is otherwise required by Regulation S-X, the registrant reasonably believes that such information will not be required to be included in the prospectus included in this registration statement at the time it is filed publicly with the Securities and Exchange Commission. The registrant intends to include in such registration statement all historical and pro forma financial information required by Regulation S-X at the date of public filing.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 12, 2021

PROSPECTUS

            Shares

SPECIALTY BUILDING PRODUCTS, INC.

Common Stock

This is an initial public offering of Specialty Building Products, Inc. We are offering                shares of our common stock, par value $0.01 per share.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $                and $                . We intend to apply to list our common stock on the                under the symbol “SBP”.

Immediately after this offering, assuming an offering size as set forth above, SBP Varsity Holdings, L.P. (“SBP Varsity Holdings”), an entity controlled by funds advised by The Jordan Company, L.P., will own approximately                % of our outstanding common stock (or                % of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full). After the completion of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of                . See “Management—Corporate Governance—Controlled Company Status.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 23 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. (See “Underwriting”).

The underwriters also may purchase up to                additional shares from us at the initial offering price less the underwriting discounts and commissions within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                 , 2022.

Barclays*	Goldman Sachs & Co. LLC*	RBC Capital Markets

*	(listed alphabetically)

Prospectus dated                , 2022

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CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

ABOUT THIS PROSPECTUS

Neither we nor the underwriters have authorized anyone to provide you with information or make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: we and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

TRADEMARKS

We own or have rights to use various trademarks, service marks, and trade names that we use in connection with the operation of our business. This prospectus may contain trademarks, service marks, and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names, or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus may appear without the ®, TM, or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable owner of these trademarks, service marks, and trade names.

MARKET AND INDUSTRY DATA

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections captioned “Prospectus Summary” and “Business.” We have obtained the market data from certain third-party sources of information, including publicly available industry publications and subscription-based publications, including Principia Consulting, LLC (“Principia”). Industry forecasts are based on industry surveys and the preparer’s expertise in the industry, and there can be no assurance that any of the industry forecasts will be achieved. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

BASIS OF PRESENTATION

We have a policy of ending our fiscal year on the Sunday nearest December 31st. Our fiscal year customarily consist of four 13-week quarters for a total of 52 weeks. However, certain years may consist of 53 weeks. Our 2020 fiscal year was 53 weeks and the year end was January 3, 2021. Our 2019 and 2018 fiscal years were 52 weeks, and the year ends were December 29, 2019 and December 30, 2108, respectively.

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Specialty Building Products, Inc. (f/k/a SBP Buyer, Inc.), a Delaware corporation (the “Company”), was incorporated in December 2020 to serve as an acquisition vehicle in connection with SBP Varsity Holdings’ acquisition from existing equityholders of 100% of the equity interests of Specialty Building Products, LLC, the then-ultimate parent company of Specialty Building Products Holdings, LLC (“SBP Predecessor”), a Delaware limited liability company and the holding company through which we control our operating subsidiaries. We refer to this acquisition as the “TJC Acquisition.” The TJC Acquisition closed on January 21, 2021. As the Company had not commenced operations and only had nominal assets, liabilities and equity prior to consummation of the TJC Acquisition on January 21, 2021, the financial statements of Specialty Building Products, Inc. have not been included. SBP Predecessor is deemed “predecessor” of the Company and its subsidiaries for financial reporting purposes. Accordingly, the historical financial information presented in this prospectus (i) for periods prior to January 21, 2021, represents that of SBP Predecessor and its subsidiaries (referred to herein as the “Predecessor Periods”), and (ii) for periods from January 21, 2021, represents that of the Company and its subsidiaries, including SBP Predecessor, as successor (referred to herein as the “Successor Period”).

The Company was determined to be the accounting acquirer in connection with the TJC Acquisition and SBP Predecessor’s historical assets and liabilities are reflected at fair value as of January 21, 2021, the closing date of the TJC Acquisition. As a result of the TJC Acquisition, the results of operations and financial position of SBP Predecessor and the Company are not directly comparable.

On October 15, 2021, we closed a transaction to acquire all of the equity interests of each of Reeb Millwork, Corporation, a New Jersey corporation, R and K Logistics Incorporated, a Pennsylvania corporation, Reeb Millwork—Southeast a North Carolina corporation, Reeb Millwork of New England, Inc., a Rhode Island corporation, Reeb Millwork Corporation of Maryland, a Maryland corporation, Reeb Millwork Corporation of New York, a Delaware corporation (collectively, the “Reeb Companies”). We refer to this acquisition as the “Reeb Acquisition.” On November 1, 2021, we closed a transaction to acquire all of the issued and outstanding equity securities of DW Distribution, Inc., a Texas corporation (“DW Distribution”). We refer to this acquisition as the “DW Acquisition”. All metrics in this prospectus exclude the Reeb Acquisition and the DW Acquisition unless otherwise stated or the context requires otherwise. See “Unaudited Pro Forma Condensed Combined Financial Statements” .

In connection with the completion of this offering, we will effect a                 -for-                stock split with respect to our common stock. We refer to this stock split throughout this prospectus as the “Stock Split.”

Certain amounts, percentages, and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.

Through and including                , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the matters set forth under the sections of this prospectus captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Unless the context otherwise requires, the terms “Specialty Building Products,” the “Company,” “our company,” “we,” “us” and “our” in this prospectus refer to SBP Predecessor (and, where appropriate, its consolidated subsidiaries), for periods prior to the closing date of the TJC Acquisition, and to Specialty Building Products, Inc. (and, where appropriate, its consolidated subsidiaries, including SBP Predecessor), for periods beginning on and after the closing date of the TJC Acquisition. Please see “Basis of Presentation” in the forepart of this prospectus.

Our Company

We believe we are the largest and fastest growing distributor of branded specialty building products in the United States. Over the last ten years, we have grown revenues at an approximate compound annual growth rate (“CAGR”) of 23.0% and transformed our business into a national distribution platform with 35 locations serving 42 states and all provinces in Canada. We serve a critical role and function in the residential building products supply chain and provide value-added services across our footprint. We focus on high growth, specialty product categories including composite decking and railing, exterior siding, exterior trim, weather resistant barriers, moulding, specialty doors and engineered wood products, and many of our products are benefiting from long-term secular growth trends such as investment in outdoor living spaces, material substitution and architectural design. Our products are primarily used in the residential housing market, with balanced exposure across repair and remodel (“R&R”) and new construction markets. We offer our comprehensive portfolio of over 37,000 stock keeping units (“SKUs”) to more than 22,000 customer locations including national, regional and local professional dealers, home improvement retailers and other providers of building products. Our suppliers include many of the leading consumer and trade branded products in the building products industry. Based on management estimates, we believe we are nearly three times the size of our largest competitor. In addition, we are a values-based organization and have a well-established reputation in the industry.

We serve as a critical link in the building products supply chain, connecting over 200 suppliers to more than 22,000 customer locations. Over our history, we have developed strong, trusted relationships with our customers and suppliers as a result of our ability to navigate complex supply chains, which often consist of high SKU counts, long lead times, large minimum order quantities, and just-in-time delivery requirements of bulky and cumbersome items. We have leveraged our scale, market leadership, and geographic and customer reach to secure distribution rights for products from many leading suppliers. In fiscal year 2020, approximately 85% of our sales were from products for which we had formal or practical exclusivity. This includes suppliers with leading consumer brands such as Trex, LP SmartSide and James Hardie, where we have established leading share positions across many of our markets. We believe we are the largest supplier of Trex composite decking and railing and LP SmartSide products in the geographic markets in which we operate. Since we established our relationship with Louisiana Pacific in 2017 through fiscal year 2020, we have grown our LP SmartSide net sales at a CAGR of approximately 220%, or to approximately $120 million. Our growing partnership with Trex is an example of the strength of our service offering, geographic breadth, and customer reach as we have displaced under-performing competitors in a broad distribution territory and have significant runway for future growth.

We believe our longstanding commitment to developing strategic relationships with suppliers, broad offering of high-value products that are readily available, differentiated technical expertise, superior customer service and value-

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added services have enabled us to significantly grow our market and wallet share within our customer base. In addition, we have bolstered our customer relationships with our extensive field service organization, managing product assortment, inventory levels and merchandising for select customers and product categories. We believe we have significant opportunity to further expand our market leadership, product offering, geographic footprint and customer and supplier base. The depiction below illustrates our compelling value proposition for both suppliers and customers.

As we have expanded our business throughout North America, we have made significant investments in our operating infrastructure with leading technology systems that are highly scalable. We integrate proprietary data collection, warehousing and analytics with customized business intelligence systems across our footprint. Our proprietary systems allow us to see the gross margin, operating expense, and income characteristics of transactions and even line items within transactions in real time. Rolling up this data using our technology toolset allows us unique insight into relative profitability of customers, products and services. This allows us to continually optimize our business across North America and at the local level, where our branch managers are empowered by these systems to make locally-optimized pricing, service level, and sales force decisions. We believe all of this enables us to intentionally design the business for enhanced profitable growth by providing our corporate and field management with clarity on the drivers of our profitability. We also believe our investment in technology is a key differentiator and a significant competitive advantage for us as we are able to provide our suppliers with unique insights into their product performance in various markets and also partner with our customers to optimize the timing, quantity, and frequency of their purchases. Moreover, we have equipped our sales force with mobile tools to serve our customers more quickly and efficiently, and we have created customer-facing on-line tools for merchandising our products. Our technology and commitment to the use of data empowers decision-making at every level and, we believe, provides us with strong and scalable foundation for growth and long-term competitive advantages in our industry.

We focus on high-value, high-margin products, many of which are growing faster than the overall market by partnering with premier brands. Our product breadth and expansive geographic presence across North America allows us to serve as a one-stop-shop for national, regional and local customers. We offer a comprehensive

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selection of more than 37,000 SKUs across a variety of categories including exterior siding, trim, and finish products, moulding and millwork products, composite decking and railing products, specialty doors, interior finish products and engineered wood products, among others. The table below provides a summary overview of our key product categories.

We have a diverse sales mix across our product categories, customers, end markets and geographies. In fiscal year 2020, we derived approximately 45% of our net sales from local / independent professional dealers, 22% from national professional dealers, 15% from home improvement retailers, 11% from original equipment manufacturers (“OEMs”) and 7% from roofing distributors. Importantly, we have balanced exposure to both the R&R and new construction end markets, with approximately 48% of net sales attributable to R&R-based activity, and approximately 41% of net sales attributable to new construction. We expect that our end markets will continue to grow as a result of limited housing supply, low interest rates, rising home equity levels and a large installed base of aging homes in need of refurbishment. In addition, many of the products we sell are well positioned to benefit from favorable long-term demand trends driven by continued consumer investments in outdoor and indoor living spaces and material conversion as consumers increasingly prefer sustainable, low-maintenance building materials over traditional building materials. The charts below illustrate our net sales by product, customer type and end market.

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We are a values-based organization built around a core commitment to “do the right thing; even when it is hard.” We highly value all of our stakeholders: our customers, suppliers, employees, investors, and the communities in which we operate. We are committed to the core value of “using our influence to have a uniquely positive impact” on the people that we touch. In furtherance of these values, we are focused on sustainability and have implemented several initiatives to reduce our impact on the environment. We partner with leading consumer brands of specialty building products such as Trex and James Hardie who are committed to conservation, diverting waste from landfills and reducing their carbon footprint as they develop durable products primarily from recycled materials. Our sales force works to educate consumers about the benefits of sustainable specialty building products in an effort to accelerate the adoption of these products. Our wood-based products are sourced from suppliers such as ARAUCO and Louisiana Pacific, who only engage in certified Sustainable Forestry practices. ARAUCO has become the first certified carbon neutral forestry company in the world as a result of its responsible management of forests and plantations. The sustainable management of timber plantations reduces the impact of deforestation on natural forests and increases the capture of carbon dioxide. We leverage our business intelligence systems to not only assist in profitability growth, but also help us drive efficiency and sustainability throughout our organization. We are focused on Environmental, Social & Governance (“ESG”) matters by living our values and prioritizing employee wellness, as well as being committed to sourcing environmentally friendly products, reducing waste, and improving productivity across our operations.

We are a leading consolidator within the specialty building products distribution industry. We have completed six acquisitions since 2017, and we believe we have a strong pipeline of future acquisition opportunities to further complement our existing business and expand our growth. Our organic and acquisition-driven growth strategies have led to significant increases in net sales and Adjusted EBITDA. In fiscal year 2020, we generated net sales, net income and Adjusted EBITDA of $1,670 million, $18 million and $127 million, respectively. From fiscal years 2018 to 2020, net sales and Adjusted EBITDA increased at a CAGR of 30.2% and 58.8%, respectively. For discussion of our use of Adjusted EBITDA and reconciliation to net income, the most directly comparable GAAP metric, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The charts below show our net sales and net sales growth, net income and net income margin, and Adjusted EBITDA and Adjusted EBITDA margin from fiscal years 2018 to 2020.

Our Industry

Our products are widely used across several large, attractive markets within the North American residential housing industry. We serve the specialty building products market, which we define as the market for exterior siding, composite decking and railing, trim and finish, moulding and millwork, specialty doors, interior finish, engineered wood systems, and other specialty building products.

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We expect the overall North American housing industry will continue to benefit from strong secular growth drivers, including the structural undersupply of new homes, aging housing stock, shifting demographics, and evolving consumer preferences. Within the specialty building products market, there are a number of compelling secular growth trends that are driving above average growth across our product categories, including outdoor living, material substitution and the “Home Fortress” mentality, which refers to the increased focus and demand for advanced architectural and design elements, and trends towards craftsman and farmhouse-style homes. As the largest distributor of specialty building products in North America according to Principia, we believe our product portfolio is well positioned to benefit from these trends and deliver above average growth in each of our core product categories as we have done historically.

The vast majority of our product categories serve the residential R&R and new construction end-markets, and include exterior siding, trim and finish, moulding and millwork, composite decking and railing, specialty doors, interior finish, engineered wood systems, and other specialty building products. Principia estimates our total addressable demand in these markets to be approximately $55 billion annually. Based on data provided by Principia, the total annual demand for our key product categories increased at a 6.2% CAGR from fiscal years 2018 to 2020 and is expected to grow at a 11.0% CAGR from fiscal years 2020 to 2023, reaching $76 billion by fiscal year 2023. We believe that our product offerings position us within the highest growth segments of each of our product categories, where our products benefit the most from the key secular growth trends referenced above.

We have diversified end market exposure within the residential housing industry and across the specialty building products market. The vast majority of our sales are generated by activity in the R&R and new construction end markets, of which contribution to total fiscal year 2020 net sales was $800 million, or 48% of total net sales, and $683 million, or 41% of total net sales, respectively. Both the R&R market and new construction market accelerated in fiscal year 2020 and each are expected to continue to grow as a result of favorable demographic trends, limited inventory, aging housing stock, shifting consumer preferences, low interest rates and record home equity. A substantially smaller portion of our sales comes from activity in the multi-family and OEM end markets, where contribution to total fiscal year 2020 net sales was $186 million, or 11% of total net sales.

Based on data from the National Association of Home Builders, there were approximately 1.4 million total annual housing starts in the United States in 2020, an increase of 7% from 2019. According to the Rosen Consulting Group, in a study using data from the U.S. Census Bureau and the National Association of Home Builders, the U.S. housing sector is currently undersupplied by approximately 5.5 million homes. The study estimates that U.S. housing starts would need to accelerate to more than 2 million housing units per year over the next 10 years in order to balance demand. This represents an increase of more than 700,000 units per year (or approximately 60%) relative to the pace of housing production in 2020. As such, we expect residential new construction demand to remain strong

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over the long term. In addition, while 2021 has been a strong year in the market, there have been a number of limiting factors that have constrained growth, including industry-wide supply shortages and disruptions, labor constraints and price fluctuations. We believe these factors have led to above-average backlog which gives us confidence in strong continued growth and demand for our products for the foreseeable future.

The U.S. Census Bureau estimated the median home age in the United States of 41 years in 2019, an increase of 41% since 2000. According to estimates from the Home Improvement Research Institute annual spend on the home improvement and products market was $460 billion in 2020, and this figure is expected to grow at an approximate CAGR of 5.6% over the next four years to $570 billion in 2024. We expect that aging housing stock, low interest costs, rising home prices and associated increases in underlying home equity will continue to drive strong demand for R&R projects.

Near-term multi-family starts are expected to be influenced by shifting consumer preferences and higher vacancies in metropolitan centers borne by the COVID-19 pandemic. According to the National Association of Home Builders, multi-family construction starts are expected to reach 420,000 units in 2022, growing at a 3.4% CAGR since 2020.

We believe we are well positioned to benefit from favorable and accelerating secular growth trends in our markets and across our product categories. These trends include materials substitution, outdoor living, and the “Home Fortress” mentality. We expect further penetration by composite products across our product categories as advances in materials science improve product quality, affordability and design optionality for our customers. For example, according to Principia, the composite decking market grew at an attractive 15.7% CAGR from 2018 to 2020, increasing its penetration of the broader decking market from 19.1% in 2018 to 22.2% in 2020. We believe there is substantial opportunity for further penetration of composite products across our decking, railing and exterior siding, trim and finish categories as shown below.

The COVID-19 pandemic has resulted in people spending extended amounts of time at home, which has served to accelerate repair and remodel spend. We believe hybrid work models will continue to drive spending inside and outside the home, benefitting all of our product categories, including composite decking and railing, exterior siding, moulding and millwork, and trim and finish. We believe the outdoor living market is currently growing at approximately twice the rate of the broader repair and remodel market. This is a trend that is expected to continue long-term, particularly as homeowners choose to spend more leisure time outdoors and an increasing number of Millennials enter the housing market. Inside the home, repair and remodel activity is increasingly influenced by design trends and the “Home Fortress” mentality, where we are seeing a shift in consumer preferences driving higher demand for advanced architectural and design elements, including craftsman and farmhouse-style homes. These trends benefit our interior finish and moulding product categories, in particular.

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Our Competitive Strengths

Leading Distribution Platform in Specialty Building Products

We are a leading distributor of specialty building products and have built an expansive geographic footprint across a highly fragmented market. We believe we have established leading market share positions in all of our products. In addition, we are a leader in all geographic markets we serve, enabling us to strengthen long-term relationships with our customers and suppliers. We believe we have cultivated the industry’s largest and broadest portfolio of high-growth, high-margin branded products benefiting from secular growth trends including outdoor living, material conversion, and the “Home Fortress” mentality. Our scaled North American platform combined with our knowledge of local markets positions us as the preferred strategic growth partner for our suppliers as approximately 85% of our sales are from products where we have formal or practical exclusivity. In addition, our scale and leadership position across an extensive geographic and customer footprint provides us with access to premier consumer and trade brands that are well-recognized by customers for their high quality, unique aesthetic designs and superior performance. We have leveraged these capabilities to develop meaningful partnerships with Trex, James Hardie, LP SmartSide, and Therma-Tru, as well as others. For example, we increased net sales attributable to LP SmartSide products to approximately $120 million in 2020, or at a CAGR of approximately 220% from 2017 to 2020. We believe our significant scale, national reach and differentiated service capability position us to drive significant organic growth by expanding and strengthening our relationships with key suppliers, introducing new specialty products and increasing share with existing customers.

Broad Product Portfolio of Leading Brands across Large, High Growth Categories Benefiting from Long-Term Industry Tailwinds

We believe we offer the industry’s most comprehensive portfolio of high growth specialty building products that are benefiting from significant above-market growth as a result of structural, sustainable shifts in the market. With over 37,000 SKUs from more than 200 suppliers, our broad product offering creates a “one-stop” shop for customers and provides unique access to premier consumer and trade brands such as ARAUCO, James Hardie, LP SmartSide, Trex and Royal Group, among others. This comprehensive product portfolio provides a significant competitive advantage given our ability to fulfill demand for a diverse set of highly customized products across our footprint. Our products are benefitting from favorable supply and demand fundamentals such as a limited housing supply, low interest rates, rising home equity levels and a large installed base of aging homes in need of refurbishment. In addition, many of the products we supply are benefiting from secular growth trends such as outdoor living, material conversion, and the “Home Fortress” mentality. Outdoor living-related products are growing twice as fast as the overall R&R market given increasing consumer investment in outdoor living spaces. In addition, improving technology and material science capabilities of our suppliers have enhanced the quality, aesthetics and performance of materials such as composite decking and railing, polyvinyl chloride (“PVC”) and composite exterior trim, fiber cement and composite siding, composite mouldings and engineered wood systems. We believe we are the largest supplier of Trex composite decking and railing in the markets in which we operate. We believe there is a significant opportunity for further market penetration by these composite products. For example, composite decking represented approximately 22% of the decking market, in terms of linear feet sold in 2020, and is estimated to grow to approximately 50% of the market over time, according to The AZEK Company. We believe our product categories present substantial growth opportunities in the coming years and that our leading scale, comprehensive portfolio and strategic supplier relationships position us to capitalize on these highly attractive markets.

Critical Supply Chain Partner Delivering Compelling Value Proposition to Customers and Suppliers

We play an essential role in the supply chain for rapidly growing specialty building products, connecting a diverse set of leading suppliers to a highly fragmented customer base, and serving more than 22,000 unique customer locations. Over time, we have developed long-term relationships with our suppliers and customers to

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become a trusted partner for products that are high SKU count, have long lead times and exhibit low turnover. Our suppliers value our local market knowledge and extensive sales force as well as our ability to distribute their products to fragmented markets, provide timely delivery in job-lot quantities and offer value-added services. As a result, we are able to benefit from strategic supplier agreements, favorable access to selected product lines and greater product availability. For example, in most markets, we are one of only two distributors contracted by leading suppliers such as Trex and James Hardie, as well as others to distribute their products. In fiscal year 2020, approximately 85% of our net sales were from products with formal or practical exclusivity. Our customers rely on us for our product breadth and availability, knowledgeable sales force and technical expertise as well as our purchasing scale, just-in-time delivery capability, and value-added services such as remanufacturing and pre-finishing. We also have an extensive field service organization serving home improvement retailer locations where we are responsible for managing product assortment, inventory levels, and merchandising for selected product categories. For example, we have over 500 people managing the moulding aisle for more than 800 Home Depot locations. We believe our combined capabilities for both suppliers and customers provide us with significant and sustainable competitive advantages relative to smaller, local players.

Highly Scalable Platform Leveraging Proprietary Technology and Data Analytics to Drive Profitable Growth

We have invested significant resources into building a highly scalable operating infrastructure with advanced technology systems that we believe are best-in-class amongst specialty building products distributors. With all of our branches operating under a common information technology architecture, we empower local, real-time decision-making and enhance visibility across the platform to better understand the key drivers of growth and profitability. Our proprietary data warehouse and business intelligence systems allow us to see the gross margin, operating expense, and income characteristics of a large majority of our transactions, enabling us to analyze relative profitability for each customer and product. These key insights enable our corporate and local management teams to make informed business decisions that drive our product mix, pricing, inventory management, and growth strategies. As a result, we have been able to deliver consistent top line growth, significantly reduce our overhead expense, based on a percentage of net sales, and expand our net income and Adjusted EBITDA margins by approximately 230 and 250 basis points, respectively, from fiscal years 2018 to 2020. We believe investing in technology provides us with a long-term competitive advantage in our industry, enhances our supplier and customer relationships, and affords us a strong foundation for future growth.

Attractive and Resilient Financial Profile

Over the past decade, we have built our platform into one of the largest distributors of specialty building products in North America, growing sales and Adjusted EBITDA every year, with increasing profitability. Since fiscal year 2018, we have increased our net sales at a CAGR of 30.2%, growing faster than our underlying markets, primarily driven by our strategic focus on products benefiting from secular growth tailwinds, proliferation of our products throughout our network, expansion into new geographies and contribution from accretive acquisitions. Furthermore, our Adjusted EBITDA increased at a 58.8% CAGR over the same period, benefiting from increased sales, product category expansion, operating expense efficiencies and synergies. We believe the diversified nature of our product categories, customer base, geographic footprint and end markets provides increased stability for our business relative to smaller, regionally- or locally-focused distributors. In fiscal year 2020, the largest concentration of our net sales was attributable to R&R activity, which is generally less cyclical than new construction. In addition, our branded specialty building products exhibit greater price stability when compared to commodity building products such as lumber, plywood and particleboard. On a quarterly basis during fiscal years 2019 and 2020, the average pricing volatility for our products was approximately 2% whereas the Random Lengths Index average price volatility was approximately 29%, according to RISI Inc. Our attractive margins, efficient working capital management and minimal capital expenditure requirements enable us to generate significant positive cash flow. We believe our attractive financial

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profile and resilient business model provides us with significant financial flexibility to repay debt, reinvest in our business and fund strategic acquisitions, and will ultimately enable us to drive long-term shareholder value creation.

Proven Ability to Identify, Execute and Integrate Accretive Acquisitions

We believe we are the leading consolidator of specialty building products distributors that is focused on large, attractive and highly fragmented markets. Our management team has extensive experience utilizing a disciplined approach to identify, execute and integrate acquisitions, while maintaining an active pipeline of attractive consolidation opportunities across multiple product categories and geographies. We believe our industry leadership position, geographic footprint, strong reputation and values-based culture positions us as an acquirer-of-choice in our industry and allows us to achieve attractive multiples in our acquisitions. Since 2017, we have successfully completed six strategic acquisitions, representing approximately $775 million of LTM sales at the time of acquisition. We believe our recent acquisitions have strengthened our market position in several product categories and geographies, and also expanded our product offering into new categories. We believe we are a highly effective consolidation platform enhancing the operations of acquired companies by integrating them into our operating infrastructure and technology systems, while also realizing synergies from sales initiatives, procurement optimization, branch consolidation, overhead cost reductions and improved working capital management. For example, we were able to achieve significant synergies through our acquisition of Midwest Lumber Minnesota, Inc (“Midwest Lumber”) in 2018 by leveraging our new expanded footprint to win Louisiana Pacific’s Smart Side business as well as converting existing Midwest Lumber locations to supply Trex products. These changes increased our net sales attributable to Midwest Lumber at a CAGR of approximately 15% from fiscal years 2018 to 2020. We expect the execution of synergistic acquisitions to continue to be an integral part of our growth strategy.

Experienced and Values-Based Management Team with Strong Track Record of Execution

We believe our management team is among the most experienced in the industry, and is supported by a deep bench of branch managers with significant operational expertise, extensive customer and supplier relationships, and a proven ability to execute growth strategies across economic cycles. Our senior management team, consisting of our President and Chief Executive Officer, Jeff McLendon, our Chief Financial Officer Ronnie Stroud, our Chief Operating Officer Bryan Lovingood and our Chief Commercial Officer, Carl McKenzie, has over 75 years of combined experience, and their continuity of leadership has provided both stability and a clear long-term vision for us for almost 20 years. Under their leadership, we have entered into new product categories and geographic markets, instilled a strong, values-based collaborative culture, and attracted and developed industry-leading talent, all while expanding the business from approximately $200 million in net sales and seven locations in fiscal year 2010 to approximately $1.67 billion in net sales and 35 locations in fiscal year 2020. Although our business has scaled rapidly, both organically and through strategic acquisitions, our culture and values remain core to our business. We value all of our stakeholders and we are committed to the core value of “using our influence to have a uniquely positive impact” on the people that we touch. Through Company-led initiatives such as “Thrive” and “Serve,” we encourage our employees to prioritize personal wellness and to better serve our communities and the people we directly influence. Further, our commitment to sustainability permeates our organization as we have adopted several strategies to reduce our impact on the environment. We partner with the leading consumer brands of specialty building products such as Trex and James Hardie who are committed to preserving natural resources as they develop long-lasting products from recycled materials. Our wood-based products are sourced from suppliers such as ARAUCO and Louisiana Pacific, who only engage in certified Sustainable Forestry practices. We believe the combination of our consistent strategic vision, leading market position and unique values-based culture, will allow us to continue to attract and develop high-performing talent critical to our success.

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Our Strategies

We intend to leverage our competitive strengths to deliver profitable, above-market growth and create shareholder value through the following core strategies:

Integrate our Full Product Suite Across our Network

Our approach to driving proliferation of our product portfolio across our footprint is two-fold: (i) cross-sell existing products into acquired markets; and (ii) cross-sell new products through existing markets.

(i) Cross-sell existing products into acquired markets

Our broad portfolio of leading brands enables us to leverage our network and cross-sell our existing products through newly added markets. Typically, new markets are added through acquisition and there is a significant opportunity to broaden our product offering within the newly acquired local market. Often our existing products are complementary, have significant customer and channel overlap, and strengthen our value proposition for customers and suppliers in the region. For example, subsequent to the opening of our Minneapolis branch through the acquisition of Midwest Lumber in 2018, we were successfully able to introduce LP SmartSide and Trex branded products to the market. We have been able to grow net sales from LP SmartSide and Trex to approximately $120 million and approximately $210 million, respectively, as of fiscal year 2020. As such, our composite decking and railing, and exterior siding, trim and finish categories have revenue growth at CAGRs of 55% and 12%, from $29 million and $42 million in fiscal year 2018 to $70 million and $53 million in fiscal year 2020, respectively at the Minneapolis branch. Our cross-selling strategy enables us to leverage our scale advantages to capture share from competitors and fortify our position in new markets.

(ii) Cross-sell new products through existing markets

We have a proven track record of being able to introduce new products from our portfolio to existing markets across our footprint. Our broad portfolio of leading brands spans over ten different product categories, which provides ample opportunity to cross-sell into underpenetrated markets. We have successfully implemented this strategy in our most mature markets in the southern U.S., such as Atlanta, Jacksonville, Greenville, Mobile and Raleigh, where we sell products across all of our categories. We believe there is significant whitespace across our broader footprint to which we can apply this strategy and drive above-market growth. For example, the Reeb Acquisition provided us with a brand new product category, specialty doors, which we expect to cross-sell through all of our existing markets, and the DW Acquisition complemented our new specialty door business. According to Principia, our addressable market for the top 100 CBSAs in the markets we serve is $22 billion. See “Prospectus Summary—Recent Developments.”

Continue to Expand our Relationships with Existing Suppliers

In the markets we serve we are often the leading distributor for many of our core product categories. Our suppliers manufacture leading brands in categories that are growing above-market. As such, our ability to aggregate demand at scale and execute just-in-time delivery makes us an indispensable partner in our suppliers’ supply chains. Our broad geographical footprint enables our suppliers to access a larger percentage of the North American market through a single distributor relationship, which has economies of scale benefits for both parties and makes our relationship co-dependent. We seek to continue to deepen our relationships with existing suppliers by enabling their growth with our scale, which in turn allows us to grow with them as they penetrate new and existing markets. For example, our four year relationship with Louisiana Pacific began with our acquisition of NILCO in 2017, through which we acquired a distribution market for LP SmartSide siding products. Later in 2017, we expanded our Louisiana Pacific product offering to Engineered Wood Products. In fiscal year 2020, our

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LP SmartSide and Engineered Wood Products net sales were approximately $120 million, and approximately $134 million, respectively. Over this three year period, we added Louisiana Pacific products to our entire Eastern U.S. footprint, displacing incumbent, distributors in each of those markets. Similarly, our relationship with Trex dates back to the early 1990s and, in fiscal year 2020 its core product categories represented approximately 13% of our net sales. When we acquired Midwest Lumber in 2018, Trex exited one distributor relationship and transitioned its product supply in those markets to us. We believe there is significant opportunity to continue to increase our distribution footprint alongside our suppliers over time.

Continue to Pursue Strategic, Accretive Acquisitions

The North American specialty building products market is highly fragmented and presents attractive opportunities for us to continue to grow through value enhancing acquisitions. Since 2017, we have executed four acquisitions to expand our platform across the U.S. and into Canada, and we closed two more acquisitions, the Reeb Acquisition and the DW Acquisition, in the fourth quarter of 2021. In aggregate, these six acquisitions represented approximately $775 million in LTM sales at the time of acquisition. We expect to be acquisitive going forward and continually monitor acquisition targets that we believe will expand our platform. We believe our relationship-based approach and track record of executing on the terms and timeline we commit to make us an acquirer-of-choice in our industry. We employ a disciplined approach to identify, execute, and integrate acquisitions that expand our geographic presence and complement our existing product offering. Our acquisition strategy also has the potential to create sales synergies by enabling us to cross-sell existing products through our acquired markets, as well as the potential to generate cost synergies. Our acquisition strategy has given the Company a broader geographic presence and an expanded product mix. Our experienced mergers and acquisitions team actively maintains a large pipeline of synergistic acquisition targets that we expect will continue to drive our growth.

Enter Attractive New Markets to Further Expand Geographic Presence

We believe there are significant opportunities to leverage our existing network of suppliers and customers to expand our geographic reach beyond the markets we currently serve. For example, our limited presence in the southwestern United States today represents significant whitespace for future growth. Historically, we have been able to successfully expand our geographic reach through the acquisition of well-run specialty distributors with strong market presence, such as our acquisitions of Alexandria Moulding Inc. (“Alexandria Moulding”) in 2018, Mid-State Lumber Corp. (“Mid-State Lumber”) in 2020 and DW Distribution in Q4 2021. Each of these acquisitions had strong supplier and / or customer overlap and expanded the breadth and depth of our product categories.

Expand Product Portfolio through Addition of Complementary, High-Growth Categories

We seek to expand our offerings by adding new product categories where there is strong customer overlap and potential for above average long-term growth. Similar to our existing portfolio, the most attractive product categories benefit from secular growth trends such as material substitution, outdoor living and the “Home Fortress” mentality. We believe that our specialty product expertise, differentiated scale and market reach makes us the preferred partner for suppliers to bring to market innovative new products. For example, in 2017 we helped our existing supplier, Louisiana Pacific, launch its SmartSide pre-finish and trim products. Often, suppliers with whom we do not have an existing relationship will approach us with new products they would like us to add to our portfolio. For example, in 2016 we began distributing Boral Limited’s TruExterior siding and trim products as part of our product offering, and as of fiscal year 2020, sales of TruExterior products have reached approximately $32 million, representing a CAGR of approximately 104.5% for the period. Lastly, we also pursue expansion into new product categories through acquisition. For example, the Reeb Acquisition expands our product portfolio to include specialty doors. The addition of new product categories generates tremendous cross-selling whitespace in all of our markets for future growth.

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Utilize our Scale and Operating Efficiencies to Enhance Profitability

We have invested significantly in our operating systems and infrastructure and believe that the investments we have made to date can support a much larger business than we have today. Our technologies enable real-time data collection across multiple source systems, including our enterprise resource planning system, logistics platform, and human resource information system. This data facilitates continuous optimization of product mix and fleet routes, product selection, and inventory management, reducing costs and reducing our overall environmental footprint. For example, our fleet optimization technology improves route efficiency, reducing driver headcount, miles driven, and ultimate fuel consumption. We leverage individual purchasing data through our customer analytics tools to inform customers of their purchasing habits and frequency. We are able to advise our customers how to optimize their purchasing, thus reducing overall shipping costs and avoiding unnecessary freight and rushed order costs. We will continue to utilize our technology platform to drive actionable, informed business decisions that enhance growth, strengthen efficiencies and improve profitability.

Continue to Invest in Attracting, Developing, and Retaining World Class Talent

We believe the success of our growth strategy and organization depends on our ability to attract, develop, and retain world class talent. Identifying, recruiting, training, integrating, and retaining qualified individuals requires significant time, expense, and attention. We will continue to invest in tools and programs to attract, develop, and retain our employees as we believe their development is critical to our culture and the execution of our strategies.

Summary Risk Factors

Our business and our ability to execute our strategy are subject to many risks. Before making a decision to invest in our common stock, you should carefully consider all of the risks and uncertainties described in the section of this prospectus captioned “Risk Factors” immediately following this Prospectus Summary and all of the other information in this prospectus. These risks include, but are not limited to, the following:

•	residential construction activity is seasonal, cyclical and influenced by many factors, and any reduction in the activity in one or both of these markets could have a material adverse effect on us;

•

the COVID-19 pandemic has impacted our business and operations and has disrupted our ability to procure enough supply to satisfy market demands, and the resulting future business and operational challenges posed by the COVID-19 pandemic could materially adversely affect us;

•	our industry is fragmented and competitive and we may not be able to compete successfully with existing competitors or new entrants to the market;

•	we generally do not have long-term commitments or contracts with our clients and consolidation in our customers’ industries could have a material adverse effect on us;

•	our business operations could suffer significant losses from natural disasters, catastrophes, fire or other unexpected events;

•	an inability to obtain the products that we distribute (including as a result of COVID-19) or increases in prices by our suppliers could result in lost net sales and reduced margins;

•	our key supplier relationships could be terminated;

•	we may be unable to successfully identify, acquire, close or successfully integrate acquisitions;

•	a tightening of mortgage lending or mortgage financing requirements or other reductions in the availability of consumer credit or increases in its cost could have a material adverse effect on us;

•	trade matters may disrupt our supply chain;

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•	we depend on the services of key executives and any inability to attract and retain key management personnel could have a material adverse effect on us;

•	cybersecurity attacks may threaten our confidential information, disrupt operations and result in harm to our reputation and adversely impact our business and financial performance;

•	our ability to remediate our identified material weaknesses and/or establish and maintain effective internal controls in the future;

•	our substantial level of indebtedness could adversely affect our financial condition; and

•

after the completion of this offering, our status as a “controlled company” will grant us exemptions from certain corporate governance requirements and you will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

Organizational Corporate Structure

The following chart illustrates our ownership and organizational structure, after giving effect to this offering. All subsidiaries are 100% directly or indirectly owned. Dotted lines denote indirect ownership.

(1)	Co-borrower under the ABL Credit Agreement, Term Loan Facility and Senior Secured Notes.
(2)	Parent entity for operating subsidiaries.
(3)	Co-borrower under the ABL Credit Agreement, Term Loan Facility and Senior Secured Notes.
(4)	Sale, manufacturing, delivery and distribution of building products in the United States.
(5)	Sale, manufacturing, delivery and distribution of moulding products in the United States and Canada.
(6)	Sale, manufacturing, delivery and distribution of specialty doors in the United States and Canada..

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Recent Developments

Reeb Acquisition

On September 10, 2021, we entered into a definitive agreement to acquire all of the equity interests of each of Reeb Millwork Corporation, a New Jersey corporation, R and K Logistics, Incorporated, a Pennsylvania corporation, Reeb Millwork Corporation – Southeast, a North Carolina corporation, Reeb Millwork of New England, Inc., a Rhode Island corporation, Reeb Millwork Corporation of Maryland, Inc., a Maryland corporation, and Reeb Millwork Corporation of New York, a New York corporation (collectively, the “Reeb Companies”) for $575 million. We refer to this acquisition as the “Reeb Acquisition.”

The Reeb Companies are market leading fabricators and suppliers of pre-finished and unfinished exterior and interior doors and millwork, providing highly customized products to a diversified customer base. The Reeb Companies operate facilities in Bethlehem, Pennsylvania, Barclay, Maryland, Providence, Rhode Island, Mocksville, North Carolina and Syracuse, New York, which service customers in over twenty states. For the twelve months ended July 31, 2021, the Reeb Companies had net sales of $437 million and Adjusted EBITDA of $49 million.

The Reeb Acquisition closed on October 15, 2021.

In connection with the Reeb Acquisition, we borrowed $800 million in the form of a new term loan (the “Term Loan Facility”) to finance the acquisition. Approximately $600 million of the proceeds received from the Term Loan Facility were used to finance the Reeb Acquisition and pay related fees and expenses.

Dallas Wholesale Builders Supply Acquisition

On October 8, 2021, we entered into a definitive agreement to acquire all of the equity securities of DW Distribution, Inc., a Texas corporation (“DW”), for $225 million in cash. We refer to this acquisition as the “DW Acquisition.”

Headquartered in DeSoto, Texas, DW Distribution is a wholesale distributor of an industry-leading array of building materials, millwork products and specialty door units. In addition to its DeSoto, Texas location, DW Distribution operates facilities in Arlington, Texas; Hutto, Texas; Lancaster, Texas; and Oklahoma City, Oklahoma that service customers located in Texas, Oklahoma, Arkansas, Louisiana and New Mexico. For the twelve months ended July 31, 2021, DW Distribution had net sales of $318 million and Adjusted EBITDA of $26 million.

The DW Acquisition closed on November 1, 2021. Approximately $200 million of the proceeds from the Term Loan Facility, along with cash on hand, was used to finance the DW Acquisition and pay related transaction fees and expenses.

Millwork Acquisition

On October 22, 2021, we entered into a definitive agreement to acquire all of the equity securities of Millwork Sales of Royal Palm Beach, LLC, a Florida limited liability company, and Millwork Sales of Orlando, LLC, a Florida limited liability company, (together, “Millwork”) for a purchase price of approximately $200 million. We refer to this acquisition as the “Millwork Acquisition”.

Millwork is a distributor of millwork, hardware and related products to commercial dealers and retailers. The company operates facilities in Orlando and Royal Palm Beach, Florida, that service customers in Florida. For the twelve months ended July 31, 2021, Millwork Sales had net sales of $173 million and Adjusted EBITDA of $28 million. We expect the acquisition to close in the fourth quarter of 2021.

We intend to finance the Millwork Acquisition using approximately $192 million in borrowings under under the ABL Credit Agreement.

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Our Principal Stockholder

We have a valuable relationship with our principal equityholder, SBP Varsity Holdings, an entity controlled by funds advised by The Jordan Company, L.P. The Jordan Company, L.P. is a middle-market private equity investment firm headquartered in New York. Founded in 1982, the firm has raised original capital commitments in excess of $17 billion and has a 39-year track record of investing in and contributing to the growth of many businesses across a wide range of industries. The firm has completed over 120 platform investments and more than 400 add-on acquisitions. The Jordan Company, L.P. also has offices in Chicago and Stamford.

Corporate Information

The Company was incorporated in Delaware in December 2020 to serve as an acquisition vehicle in connection with the TJC Acquisition, whereby SBP Varsity Holdings acquired from existing equityholders 100% of the equity interests of Specialty Building Products, LLC, the then-ultimate parent company of SBP Predecessor, the holding company through which we control our operating subsidiaries. We are a holding company, and all of our operations are conducted through our subsidiaries. Our principal executive offices are located at 2160 Satellite Boulevard, Suite 450, Duluth, Georgia 30097. Our telephone number is (678) 474-4577. Our website address is www.specialtybuildingproducts.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus or the registration statement of which this prospectus is a part, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

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THE OFFERING

Issuer	Specialty Buildings Products, Inc.

Common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of common stock from us at the initial public offering price less the underwriting discount.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full).

Use of proceeds	We expect to receive approximately $ million (or $ million if the underwriters’ option to purchase additional shares is exercised in full) based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of approximately $ million that we will receive from this offering to fully repay the amounts outstanding under the ABL Credit Agreement. The remaining proceeds, if any, will be used to repay a portion of the amounts outstanding under the Term Loan Facility. See “Use of Proceeds.”

Controlled company	After this offering, assuming an offering size as set forth in this section, SBP Varsity Holdings will beneficially own approximately % of our common stock (or % of our common stock if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of . See “Management—Corporate Governance—Controlled Company Status.”

Dividend policy

We do not currently anticipate paying dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors (the “Board”) and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that our Board deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. Certain of our debt agreements limit the ability of certain of our subsidiaries

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to pay dividends. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends. See “Dividend Policy.”

Listing	We intend to list our common stock on under the symbol “SBP.”

Risk factors	See “Risk Factors” beginning on page 22 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Unless we specifically state otherwise or the context otherwise requires, the share information in this prospectus:

•	gives effect to a 1-for- stock split of our common stock, which will occur before the closing of this offering;

•

gives effect to the issuance of                  shares of common stock in this offering, at an assumed an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase up to an additional shares of common stock from us in this offering;

•	does not reflect shares of common stock that are reserved for future grants or sale under our new omnibus equity incentive plan (the “2022 Plan”);

•	does not reflect shares of common stock that are reserved for future issuance under our new employee stock purchase plan (the “2022 ESPP”); and

•	assumes the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each in connection with the closing of this offering.

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SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

Summary Historical Consolidated Financial Information

The following summary historical consolidated financial information as of January 3, 2021 (SBP Predecessor) and December 29, 2019 (SBP Predecessor), and for each of the three fiscal years in the period ended January 3, 2021 (SBP Predecessor), have been derived from the audited consolidated financial statements as of and for such periods, included elsewhere in this prospectus. The following summary historical condensed consolidated financial information as of October 3, 2021 (Successor), for the nine month period ended October 4, 2020 (SBP Predecessor), the period from January 4, 2021 to January 20, 2021 (SBP Predecessor), and the period from January 21, 2021 to October 3, 2021 (Successor), have been derived from the unaudited condensed consolidated financial statements as of and for such periods, included elsewhere in this prospectus. On January 21, 2021, the TJC Acquisition closed and SBP Varsity Holdings acquired from existing equityholders 100% of the equity interests of Specialty Building Products, LLC, the then-ultimate parent company of SBP Predecessor. SBP Predecessor is the holding company through which we control our operating subsidiaries. As the Company had not conducted operations prior to consummation of the TJC Acquisition on January 21, 2021, SBP Predecessor is deemed “predecessor” of the Company and its subsidiaries for financial reporting purposes. Accordingly, the historical financial information presented in this prospectus (i) for periods prior to January 21, 2021, represents that of SBP Predecessor and its subsidiaries, and (ii) for periods from and after January 21, 2021, represents that of the Company and its subsidiaries, including SBP Predecessor, as successor. As a result of the foregoing, the summary consolidated statements of operations data for (i) the period from January 4, 2021 to January 20, 2021 (SBP Predecessor) and (ii) the period from January 21, 2021 to October 3, 2021 (SBP Predecessor) are not comparable and are separated by a black line. The information set forth below is only a summary and is not necessarily indicative of our future results of operations, and you should read the following information together with our audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

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	Successor	Predecessor
(in thousands)	Period From January 21 through October 3, 2021	Period From January 4, 2021 through January 20, 2021		Nine Months Ended October 4, 2020		Year Ended January 3, 2021	Year Ended December 29, 2019	Year Ended December 30, 2018
Annual consolidated statements of operations data:
Net sales	$	$		$		$1,670,070	$1,389,570	$984,607
Cost of sales						1,323,201	1,101,752	806,899

Gross profit						346,869	287,818	177,708
Distribution expenses						120,992	115,343	67,933
Selling expenses						57,640	56,137	32,142
General and administrative expenses						71,232	56,212	48,278
Amortization of intangible assets						15,312	23,040	13,154
Other operating income						(1,020)	(74)	77

Income from operations						82,713	37,160	16,124
Interest Expense/(Income), net						54,798	50,525	35,286

Income (loss) before income taxes						27,915	(13,365)	(19,162)
Income tax expense (benefit)						9,896	(984)	(7,235)

Net income (loss)	$	$		$		$18,019	$(12,381)	$(11,927)

Basic earnings per share			n/a		n/a	n/a	n/a	n/a
Diluted earning per share			n/a		n/a	n/a	n/a	n/a
Other comprehensive income (loss)
Foreign currency translation adjustments						2,434	(321)	(275)

Total other comprehensive income (loss)						2,434	(321)	(275)

Comprehensive income (loss)	$	$		$		$20,453	$(12,702)	$(12,202)

(in thousands)	As of October 3, 2021	As of January 3, 2021	As of December 29, 2019
Consolidated balance sheet data:
Cash and cash equivalents	$	$24,118	$15,847
Working capital(1)		314,511	226,764
Accounts receivable, net		200,619	136,262
Total assets		1,030,826	937,603
Total long-term debt		637,060	475,120
Total liabilities		947,423	793,653
Contributed Capital		82,738	163,738
Accumulated other comprehensive income (loss)		1,838	(596)
Accumulated deficit		(1,173)	(19,192)
Total Members’ equity		83,403	143,950

(1)	Working capital represents total current assets less total current liabilities.

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following summary (i) unaudited pro forma combined balance sheet data as of October 3, 2021 has been prepared to give effect to the Reeb Acquisition and related financing adjustments (the “Reeb Financing Adjustments”) as if the related transactions had occurred on October 3, 2021 and (ii) unaudited pro forma combined

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statement of operations data for the year ended January 3, 2021 and for the nine months ended October 3, 2021, has been prepared to give effect to the TJC Acquisition and related financing adjustments (the “TJC Financing Adjustments”) and the Reeb Acquisition and Reeb Financing Adjustments as if the related transactions had occurred on December 30, 2019. The following summary unaudited pro forma combined financial information is for illustrative and informational purposes only and is not necessarily indicative of the results that might have occurred had the relevant transactions occurred on the dates indicated, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section titled “Risk Factors” in this prospectus. The following summary unaudited pro forma combined financial information should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements,” which includes more information related to each of the TJC Acquisition and TJC Financing Adjustments and the Reeb Acquisition and Reeb Financing Adjustments.

	Pro Forma
(in thousands)	Nine Months Ended October 3, 2021	Year Ended January 3, 2021
Net sales	$	$2,051,140
Cost of sales		1,586,135

Gross profit		465,005
Distribution expenses		160,610
Selling expenses		78,763
General and administrative expenses		131,506
Amortization of intangible assets		50,341
Other operating income		(919)

Income from operations		44,704
Interest Expense/(Income), net		83,209

Income (loss) before income taxes		(38,505)
Income tax expense (benefit)		(4,856)

Net income (loss)		(33,649)
Net income (loss), attributable to noncontrolling interests		—

Net income (loss), net of noncontrolling interest	$	(33,649)

Earnings (loss) per share:
Basic
Diluted
Weighted average number of shares outstanding:
Basic
Diluted

Pro Forma
(in thousands)	As of October 3, 2021
Consolidated balance sheet data:
Cash and cash equivalents	$
Working capital(1)
Accounts receivable, net
Total assets
Total long-term debt
Total liabilities
Total Member equity/stockholders’ equity

(1)	Working capital represents total current assets less total current liabilities.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. Our reputation, business, financial position, results of operations and cash flows are subject to various risks. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes, before making an investment decision. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us could materially and adversely affect our reputation, business, financial position, results of operations or cash flows. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Our Business and Industries

Residential construction activity is cyclical and influenced by many factors, and any reduction in the activity in one or both of these markets could have a material adverse effect on us.

Historically, demand for our products has been closely tied to residential construction, including residential repair and remodel spending, in the United States and Canada. Our success and future growth prospects depend, to a significant extent, on conditions in these two geographic markets and the degree to which these markets are strong in the future.

The construction industry and related markets are cyclical and have in the past been, and may in the future be, materially and adversely affected by general economic and global financial market conditions. These factors impact not only our business, but those of our customers and suppliers as well. This influence is true with respect to macroeconomic factors within North America, particularly within our geographic footprint in the United States and Canada. For example, in 2008, residential construction activity dipped to historically low levels during the financial crisis. As a result, demand for many of our products dropped significantly.

The markets in the construction industry in which we operate are also subject to other more specific factors. Residential construction activity levels are influenced by and sensitive to a number of factors, including mortgage availability, the cost of financing a home (in particular, mortgage terms and interest rates), unemployment levels, household formation rates, gross domestic product, residential vacancy and foreclosure rates, demand for second homes, existing housing prices, rental prices, housing inventory levels, building mix between single- and multi-family homes, consumer confidence, seasonal weather factors, the available labor pool and government regulation, policy and incentives. In addition, the construction industry is impacted by the availability of labor and labor shortages may have an impact on the level of construction activity.

We cannot control the foregoing factors, we cannot be certain that they will remain at current levels, and there can be no assurances regarding whether any growth in our markets can be sustained. If construction activity in our markets decreases, whether locally, regionally or nationally, it could have a material adverse effect on our business, financial condition and results of operations.

The specialty building materials distribution industry is fragmented and competitive, and we may not be able to compete successfully with some of our existing competitors or new entrants in the markets we serve.

The specialty building materials distribution industry is fragmented and competitive. Our competition varies by product line, customer classification and geographic market. The principal competitive factors in our industry are:

•	pricing and availability of product;

•	service and delivery capabilities;

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•	ability to assist with problem-solving;

•	customer relationships;

•	geographic coverage; and

•	breadth of product offerings.

Financial stability is also important to manufacturers and customers in choosing distributors for their products. We compete with many local, regional and, in some markets and product categories, national building materials distributors and dealers. In addition, some product manufacturers sell and distribute their products directly to our customers, and the volume of such direct sales could increase in the future. Manufacturers of products distributed by us may also enter into exclusive supplier arrangements with our competition or may decide to sell directly to our customers. Further, home center retailers, which have historically concentrated their sales efforts on retail consumers and small contractors, may intensify their marketing efforts to larger contractors and homebuilders. Our competitors may sell their products at lower prices because, among other things, they possess the ability to manufacture or supply similar products and services more efficiently or at a lower cost or have built a superior sales or distribution network. Some of our competitors have greater financial and other resources and may be able to withstand sales or price decreases better than we can. We also expect to continue to face competition from new market entrants. We may be unable to continue to compete effectively with these existing or new competitors.

In addition to pricing, we also compete based on service, quality, range of products and product availability. Our competitors may be positioned to provide better service and thereby establish stronger relationships with customers and suppliers. Our competitors may also sell preferred products, improve the design and performance of their products, develop a more comprehensive product portfolio, be better positioned to influence end-user product specifications or introduce new products with competitive prices and performance characteristics. While the majority of our products are not subject to frequent or rapid stylistic changes, trends do evolve over time, and our competitors may do a better job of predicting market developments or adapt more quickly to new technologies or evolving customer requirements.

Any failure by us to compete on price or service, to develop successful products and strategies or to generally maintain and improve our competitive position could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on key customers with whom we do not have long-term contracts and consolidation within our customers’ industries could have a material adverse effect on us.

Our business is dependent on certain key customers. We had one major customer that accounted for approximately 15% of total net sales for fiscal years 2020 and 2019. As is customary in our industry, we do not enter into long-term contracts with our customers. As a result, our customers could stop purchasing our products, reduce their purchase levels or request reduced pricing structures at any time. We may therefore need to adapt our pricing and marketing strategies in response to a customer who may seek concessions in return for its continued or increased business. While we have exclusive, or effectively exclusive, arrangements with many suppliers, these are often not contractual and could be changed at any time, which could reduce or eliminate any competitive advantage that we have. In addition, a macroeconomic downturn or any other cause of consolidation in the U.S. homebuilding industry or among our other customers, as occurred during the financial crisis when a number of smaller businesses went out of business or were acquired, can significantly increase the market share and bargaining power of a limited number of customers and give them significant additional leverage to negotiate more favorable terms and place greater demands on us. A loss of one or more customers or a meaningful reduction in their purchases from us or further consolidation within our end-markets could have a material adverse effect on our business, financial condition and results of operations.

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The trend toward consolidation in our industry may negatively impact our business.

The trend toward consolidation in our industry could cause markets to become more competitive as greater economies of scale are achieved by distributors that are able to efficiently expand their operations. We believe these factors could result in fewer overall distributors operating multiple locations. There can be no assurance that we will be able to continue to execute our acquisition growth strategy, and any failure to do so may make it more difficult for us to maintain or increase our economies of scales, including the level of rebates we receive from suppliers, and adversely affect our operating margins. Consolidation could also increase the competition for acquisition targets in our industry, resulting in higher acquisition costs and prices.

An inability to obtain the products that we distribute or increases in prices by our suppliers could result in lost net sales and reduced margins, damage relationships with customers or limit our ability to grow.

We distribute specialty building materials that are manufactured by a number of major suppliers. Disruptions in our sources of supply may occur as a result of unanticipated demand or production or delivery difficulties. When shortages occur, suppliers often allocate products among distributors. Although we believe that our relationships with our suppliers are strong and that we would have access to similar products from competing suppliers should products be unavailable from current sources, any supply shortage, particularly of the most commonly sold items, could result in a loss of net sales, reduced margins and damage relationships with customers. In addition, our suppliers may experience demand for products that outstrips their capacity. As a result, we may experience product shortages that limit our ability to grow into new markets or expand our product line into existing markets.

Our results of operations are impacted by price fluctuations. Volatility in prices of raw materials could cause our suppliers to increase their prices, which, could in turn, affect our financial results. Although we seek to recover increases in prices from our vendors through price increases in our products, we may not be able to successfully do so. Any increase in prices from our vendors that is not offset by an increase in our prices could materially and adversely affect our business, financial position, results of operations or cash flows.

Additionally, we must maintain and have adequate working capital to purchase sufficient inventory to meet customer demand. Due to the lead times required by our suppliers, we order products in advance of expected sales. In the future, if we are unable to manage our inventory and working capital effectively as we attempt to expand our business, our cash flows may be negatively affected, which could have a material adverse effect on our business, financial condition and operating results.

The termination of key supplier relationships, particularly those with whom we have limited distribution arrangements, may have an immediate material adverse effect on our business, financial condition and results of operations.

We distribute specialty building materials that we purchase from a number of major suppliers. For certain suppliers, including, among others, Trex, James Hardie, Louisiana Pacific and Royal Group, we have entered into limited distribution agreements, which either grant us exclusivity or limit the number of other distributors that have access to their products in that market. Certain other of our suppliers do not provide contractual exclusivity or territorial limitations to us, but as a business practice effectively limit their distributors to us and a small number of other companies to supply their products in each territory. In fiscal year 2020, 85% of our sales were from products where we had formal or practical limited distribution for such products. As is customary in our industry, most of our relationships with these suppliers are terminable without cause on short notice. We had one major supplier that accounted for approximately 13% and 10% of our purchases for the years ended January 3, 2021 and December 29, 2019 respectively. In addition, one major supplier that accounted for approximately 29% of our total accounts payable balances at January 3, 2021. Although we believe that relationships with our existing suppliers are strong and that in most cases we would have access to similar products from competing suppliers, the termination of key supplier relationships, a change in their use of limited distributors by territory or

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any other disruption in our sources of supply, particularly of our most commonly sold items or for any supplier with whom we have exclusivity or limited distribution arrangements, could have a material adverse effect on our business, financial condition and results of operations.

Our business operations could suffer significant losses from natural disasters, catastrophes, fire or other unexpected events.

While we operate our business out of 26 facilities and maintain insurance covering our facilities, including business interruption insurance, our facilities could be materially damaged by natural disasters, such as floods, tornadoes, hurricanes and earthquakes, or by fire, adverse weather conditions or other unexpected events or disruptions to our facilities. We could incur uninsured losses and liabilities arising from such events, including damage to our reputation, and/or suffer material losses in operational capacity, which could have a material adverse impact on our business, financial condition and results of operations.

Trade matters may disrupt our supply chain.

Trade restrictions, including increased tariffs or quotas, embargoes, safeguards, and customs restrictions, as well as labor strikes, work stoppages, or boycotts, could increase the cost or reduce the supply of products available to us and adversely affect our business, financial condition, and results of operations.

Certain building materials that we distribute may come from foreign jurisdictions outside North America, such as Chile and Brazil. Such materials may be imported because they may not be available for domestic purchase in the United States or Canada or because there may be a shortfall of inventory available locally. We sourced approximately 31.5% of our products internationally for fiscal year 2020, of which approximately 10.0% were sourced from Canada, approximately 17.0% were sourced from South America, approximately 1.9% were sourced from Asia, approximately 1.2% were sourced from Europe and approximately 1.4% were sourced from Central America. The business, regulatory, and political environments in these countries differ from those in the United States. We cannot predict whether any of the countries from where we currently or in the future may source our products will be subject to additional trade restrictions imposed by the United States or other foreign governments, including the likelihood, type, or effect of any such restrictions. Despite our efforts to ensure the merchantability of these products, such products may not adhere to United States and Canadian standards or laws. Importation of such building materials could subject us to greater risk, including lawsuits by customers or governmental entities.

The propagation of COVID-19 throughout the world disrupted our ability to procure enough supply to satisfy market demands. As shutdowns of different types and severities were put in place, many of our local and foreign suppliers were forced to idle plants and cut back on production of their goods and services. As restrictions have eased over time, suppliers have slowly started ramping up their operations. A challenging labor market has made this process slower than anticipated, with many not yet operating at pre-COVID capacity. As of today, there is still a significant shortage in supply that continues to hinder our ability to fully satisfy the demand in the market.

Our global sourcing strategy is subject to risks and uncertainties, including, without limitation, changes in foreign country regulatory requirements, differing business practices associated with foreign operations, imposition of foreign tariffs and other trade barriers, political, legal, and economic instability, significant fluctuation in the value of the U.S. dollar against foreign currencies, foreign country tax rules, regulations and other requirements, such as changes in tax rates and statutory and judicial interpretations in tax laws, inflation, differing labor laws and changes in those laws, government price controls, and work stoppages and disruptions in the shipping of imported and exported products.

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Our business, financial condition, results of operations and cash flows have been and in the future may be adversely affected by the COVID-19 pandemic.

Our operations and business have been adversely affected and could in the future be materially and adversely affected, whether directly or indirectly, by the COVID-19 pandemic and the resulting weakening of economic conditions in the United States and Canada. Local, state, provincial and federal governmental authorities have responded to the pandemic by implementing stringent measures in geographies where we operate to help control the spread of the virus, including restrictions on movement such as quarantines, “shelter-in-place,” “stay-at-home” orders, and travel restrictions, as well as restricting or prohibiting outright some or all forms of commercial and business activity, and other restrictions, including closures of school and childcare facilities. Although we were categorized as “essential” by the Cybersecurity and Infrastructure Security Agency of the U.S. Department of Homeland Security and were therefore permitted to operate consistent with applicable local, state, provincial and federal orders, certain of our geographies have been affected by “stay-at-home orders” based on state and severity of government-imposed actions. Any changes in governmental orders, including extending the duration thereof or a change in our designation, or any further, more severe, actions taken by governmental authorities or that we may choose to take whether required or not could have a material adverse effect on our operations.

Our customers have been and could continue to be negatively impacted by the COVID-19 pandemic, including as a result of project delays and other adverse impacts on demand, which could result in adverse impacts on our sales and have a material adverse effect on our business, results of operations and financial condition. Similarly, our suppliers and other parts of our supply chain have experienced and could continue to experience disruptions and other adverse impacts as a result of the pandemic that could cause us to be unable to obtain key products and supplies on a timely or cost-effective basis, or in some cases, at all, any of which could result in our being unable to service our customers’ demands, and adversely affect our business and results of operations. Please read “—Trade matters may disrupt our supply chain” for additional information.

The COVID-19 pandemic, including the actions that we have taken in response, has disrupted our internal operations and heightened certain risks, such as the risk that a significant portion of our workforce will suffer illness or otherwise not be permitted or be unable to work. We have experienced very few employee cases of COVID-19 and have not experienced any material outbreaks at our facilities. We, however, cannot predict whether these conditions and concerns will continue or whether we will experience more significant or frequent disruptions in the future. While very few of our employees have been required to work remotely to date, if we are required to increase this number in the future, it would heighten certain risks, including those related to cybersecurity and internal controls. In addition, in the event demand for our products is significantly reduced as a result of the COVID-19 pandemic and related economic impacts, we may need to assess different corporate actions and cost-cutting measures, including reducing our workforce or closing one or more distribution centers, and these actions could cause us to incur costs and expose us to other risks and inefficiencies, including whether we would be able to rehire our workforce or recommence operations if our business experiences a subsequent recovery.

The COVID-19 pandemic has also adversely affected economies worldwide and significantly disrupted financial and other capital markets, causing a significant deceleration of economic activity. This slowdown has decreased demand for a wide variety of goods and services, diminished trade levels, reduced production and led to widespread corporate downsizing, causing a sharp increase in unemployment. The impact of this outbreak on the U.S. and world economies is uncertain and, until the outbreak is contained, these adverse impacts could worsen, impacting all segments of the global economy, and result in a significant recession or worse. Conditions in the financial and capital markets have been extremely volatile and may limit or entirely restrict the availability of funding or increase the cost of funding, which could adversely affect our business, financial position and results of operations.

Considerable uncertainty still surrounds the COVID-19 virus and its potential effects, and the extent and effectiveness of responses taken on local, national and global levels. While we expect the pandemic and related

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events will continue to have a negative effect on us, the unpredictable and unprecedented nature and fluidity of current circumstances makes it impractical to identify all potential risks or estimate the full extent and scope of the impact on our business and industry, as well as national, regional and global markets and economies. However, our ability to conduct our business in the manner previously or currently expected could be materially and adversely affected, and any of the foregoing risks and uncertainties as well as those that have not yet manifested themselves or been identified could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Any inability to identify, acquire, close or successfully integrate acquisitions or other transaction-related issues could have a material adverse effect on us.

Acquisitions are a component of our growth strategy, but there can be no assurance that we will be able to continue to grow our business through acquisitions or that any businesses acquired will perform in accordance with expectations or that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove to be correct. Historically, we have made a number of acquisitions, including the NILCO acquisition in 2017, the Midwest and Alexandria acquisitions in 2018, the Mid-State Lumber acquisition in 2020, and, the Reeb Acquisition and the DW Acquisition in 2021. The integration of acquired businesses can take a significant amount of time and also exposes us to significant risks and additional costs. Integrating these and any future acquisitions may strain our resources. Further, we may have difficulty integrating the operations, systems, controls, procedures or products of acquired businesses and may not be able to do so in a timely, efficient and cost-effective manner. These difficulties could include:

•	assimilating personnel, human resources and other administrative departments and potentially contrasting corporate cultures;

•	merging computer, technology and other information networks and systems;

•	diversion of the attention of our management and that of the acquired business;

•	merging or linking different accounting and financial reporting systems and systems of internal controls;

•	disrupting our relationship with, or loss of, key customers, suppliers or personnel;

•	interfering with, or loss of momentum in, our ongoing business or that of the acquired companies; and

•	delays or cost overruns in the integration process.

While historically we have not experienced any material integration issues, we have not fully integrated the Alexandria Moulding acquisition, and may encounter one or more of the issues discussed above, or others of which we are not yet aware. Any of these acquisition or other integration-related issues could divert management’s attention and resources from our day-to-day operations, cause significant disruption to our business and lead to substantial additional costs.

We may also be subject to claims or liabilities arising from the ownership or operation of our subsidiaries for the periods prior to our acquisition of them, including environmental liabilities. These claims or liabilities could be significant. Our ability to seek indemnification from the former owners of our subsidiaries for these claims or liabilities is limited by various factors, including the specific limitations contained in the respective acquisition agreements and the financial ability of the former owners to satisfy such claims or liabilities.

In addition, certain proposed acquisitions or dispositions may trigger a review by U.S. Department of Justice, or the DOJ, and the U.S. Federal Trade Commission, or FTC, and the State Attorneys General under their respective regulatory authority, focusing on the effects on competition, including the size or structure of the relevant markets and the pro-competitive benefits of the transaction. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed acquisition or could require us to modify or abandon an otherwise attractive acquisition opportunity.

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In addition, many of the businesses that we have acquired and will acquire have unaudited financial statements that have been prepared by the management of such companies and have not been independently reviewed or audited. We present certain unaudited financial information in this prospectus for the Reeb Acquisition that is derived from such unaudited financial statements prepared by management of such acquired businesses. We cannot assure you that the financial statements of companies we have acquired or will acquire would not be materially different if such statements were independently reviewed or audited. In addition, our results of operations from these acquisitions could, in the future, result in impairment charges for any of our intangible assets, including goodwill, or other long-lived assets, particularly if economic conditions worsen unexpectedly. These changes could materially negatively affect our results of operations, financial condition or liquidity.

We cannot assure you that we will identify or successfully complete transactions with suitable acquisition candidates in the future, nor can we assure you that completed acquisitions will be successful. Our inability to identify suitable acquisition targets, realize the anticipated benefits of an acquisition or to successfully integrate acquired companies as well as other transaction-related issues could have a material adverse effect on our business, financial condition and results of operations.

Our acquisition strategy exposes us to significant risks and additional costs.

Acquisitions also involve risks that the businesses acquired will not perform as expected and that business judgments concerning the value, strengths and weaknesses of acquired businesses will prove incorrect. We may not accurately assess the value, strengths, weaknesses or potential profitability of an acquisition target. We may become liable for certain unforeseen pre-acquisition liabilities of an acquired business, including, among others, tax liabilities, product liabilities, asbestos liabilities, environmental liabilities, pension liabilities and liabilities for employment practices, and these liabilities could be significant. In addition, an acquisition could result in the impairment of customer relationships or certain acquired assets such as inventory and goodwill. We may also incur costs and inefficiencies to the extent an acquisition expands the industries, products, markets or geographies in which we operate due to our limited exposure to and experience in a given industry, market or region. Large or a number of smaller acquisitions may also require that we incur additional debt to finance the transaction, which could be substantial and limit our flexibility in using our cash flow from operations for other purposes. Acquisitions can also involve post transaction disputes with the counter party regarding a number of matters, including a purchase price, inventory or other working capital adjustment, environmental liabilities or pension obligations. If any of these risks were to occur, our financial position, results of operations and liquidity may be adversely affected.

Any significant fuel cost increases or shortages in the supply of fuel could disrupt our ability to distribute products to our customers, which could adversely affect our results of operations.

We currently use our own fleet of over 230 owned and leased delivery vehicles in addition to third-party vehicles to service customers in the markets in which we operate. As a result, we are inherently dependent upon fuel to operate and are impacted by changes in diesel fuel prices. The cost of fuel has reached historically high levels during portions of the last several years, is largely unpredictable and has a significant impact on our results of operations. Fuel availability, as well as pricing, is also impacted by political and economic factors. It is difficult to predict the future availability of fuel due to a number of factors. Significant disruptions in the supply of fuel could have a negative impact on fuel prices and thus our business, financial condition and results of operations.

A tightening of mortgage lending or mortgage financing requirements or other reductions in the availability of consumer credit or increases in its cost could have a material adverse effect on us.

We depend on net sales generated from residential construction activity. Most home sales in the U.S. and Canada are financed through mortgage loans, and a significant percentage of renovation and other home repair activity is financed either through mortgage loans or other available credit. The financial crisis affected the financial position of many consumers and caused financial institutions to tighten their lending criteria, each of which contributed to a significant reduction in the availability of consumer credit. These developments resulted in a

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significant reduction in total new housing starts in the U.S. and consequently, a reduction in demand for our products in the residential sector. Similarly, while they have remained relatively low in recent years, the rate of interest payable on any mortgage or other form of credit could rise in the future, thus increasing the cost of borrowing and potentially making the purchase of a home less attractive, which could in turn reduce the number of new housing starts in the U.S. and Canada. Any future tightening of mortgage lending or other reductions in the availability of consumer credit or increases in its cost that have an impact on the rate of residential construction or remodeling activity could have a material adverse effect on our business, financial condition and results of operations. See also “—Residential construction activity is cyclical and influenced by many factors, and any reduction in the activity in one or both of these markets could have a material adverse effect on us” above.

The seasonality of our business and its susceptibility to severe and prolonged periods of adverse weather and other conditions could have a material adverse effect on us.

Demand for our products in some markets is typically seasonal, with periods of snow or heavy rain negatively affecting construction activity. For example, sales of our products in Canada and the Northeast and Midwest regions of the United States are somewhat higher from spring through autumn when construction activity is greatest. Construction activity declines in these markets during the winter months in particular due to inclement weather, frozen ground and fewer hours of daylight. Construction activity can also be affected in any period by adverse weather conditions such as hurricanes, severe storms, torrential rains and floods, natural disasters such as fires and earthquakes and similar events, any of which could reduce demand for our products, push back existing orders to later dates or lead to cancellations. Furthermore, our ability to deliver products on time or at all to our customers can be significantly impeded by such conditions and events, such as those described above. These conditions, particularly when unanticipated, can leave both equipment and personnel underutilized. Additionally, the seasonal nature of our business has led to variation in our quarterly results in the past and may continue to do so in the future. This general seasonality of our business and any severe or prolonged adverse weather conditions or other similar events could have a material adverse effect on our business, financial condition and results of operations.

Changes in currency exchange and interest rates could have a material adverse effect on our operating results and liquidity.

We have operations in locations across the United States and Canada. On a combined basis, approximately 9.9% of our net sales for fiscal year 2020 was denominated in Canadian dollars. As such, our net sales, earnings and cash flow are exposed to risk from changes in currency exchange rates, which can be difficult to mitigate. Depending on the direction of changes relative to the U.S. dollar, Canadian dollar values can increase or decrease the reported values of our net assets and results of operations. We hedge this foreign currency exposure by evaluating the usage of certain derivative instruments which hedge certain, but not all, underlying economic exposures.

We are also exposed to changes in interest rates as the ABL Credit Agreement bears and the Term Loan Facility will bear, and certain of our future indebtedness may bear, interest at variable interest rates. As a result, future interest rate increases will negatively impact our financial results. Our ability to access capital markets could also be impeded if adverse market conditions occur.

We depend on the services of key executives and any inability to attract and retain key management personnel could have a material adverse effect on us.

Our key management personnel, including our Chief Executive Officer and Chief Financial Officer, are important to our success because they are instrumental in setting our strategic direction, operating our business and identifying expansion opportunities. Additionally, as our business grows, we may need to attract and hire additional management personnel. We have employment agreements with some members of senior management; however, we cannot prevent our executives from terminating their employment with us, and any replacements we hire may not be as effective. Further, any transition involves inherent risk and any failure to ensure a smooth

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transition to new personnel could hinder our strategic planning, execution and future performance. While we strive to mitigate the negative impact associated with changes in our senior management team, there may be uncertainty among investors, employees, customers and others concerning our future direction and performance. Our ability to retain our key management personnel or to attract additional management personnel or suitable replacements when needed is dependent on a number of factors, including the competitive nature of the employment market. Any failure to retain key management personnel or to attract additional or suitable replacement personnel could have a material adverse effect on our business, financial condition and results of operations.

Employee benefit costs, including health care costs for our employees, and risks related to our unionized employees may adversely affect our business, results of operations and financial condition.

We provide health care and other benefits to our employees. In recent years, costs for health care have increased more rapidly than general inflation in the U.S. economy. If health care costs in the United States continue to increase, our cost to provide such benefits could increase, adversely impacting our profitability. Changes to health care regulations in the United States may also increase the cost to us of providing such benefits. Higher employee benefit costs could have an adverse effect on our business, results of operations and financial condition.

Approximately 13.8% of our workforce was unionized as of the end of fiscal year 2020, and we maintain collective bargaining agreements with two unions in the United States and Canada. There are risks associated with union negotiations which could adversely impact our profitability, such as wage increases or additional work rules imposed by future agreements. In addition, any work stoppages or other labor disturbances could have a material adverse effect on our business, financial condition and results of operations.

Credit and non-payment risks of our customers could have a material adverse effect on us.

We are subject to the credit risk of our customers because we have provided, and we expect to provide, credit to our customers in the normal course of business. All of our customers are sensitive to economic changes and to the cyclical nature of the residential construction industry. All customers have a credit limit and payment terms. A customer’s account stays open unless there is a material change in their business or the customer fails to abide by the credit limit and payment terms. Especially during protracted or severe economic declines and cyclical downturns in the residential construction industry, our customers may be unable to perform on their payment obligations, including their debts to us. While we partially insure against exposure from this risk, any failure by our customers to meet their obligations to us may have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, we may incur increased expenses related to collections in the future if we find it necessary to take legal action to enforce the contractual obligations of a significant number of our customers.

We occupy many of our distribution centers under long-term non-cancellable leases, and we may be unable to renew our leases at the end of their terms.

Many of our distribution centers are located on leased premises subject to non-cancellable leases. Typically, our leases have initial terms ranging from five to ten years, with options to renew for specified periods of time. We believe that our future leases will likely also be long-term and non-cancellable and have similar renewal options. If we close or stop fully utilizing a distribution center, we will most likely remain obligated to perform under the applicable lease, which would include, among other things, making the base rent payments, and paying insurance, taxes and other expenses on the leased property for the remainder of the lease term. Our future minimum aggregate rental commitments for leases for our buildings and equipment, as of October 3, 2021 and January 3, 2021, were $             million and $162.5 million, respectively. In addition, at the end of the lease term and any renewal period for a facility, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our facility leases, we may close or relocate a distribution center, which could

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subject us to construction and other costs and risks, which in turn could have a material adverse effect on our business and operating results. Further, we may not be able to secure a replacement center in a location that is as commercially viable, including access to rail service, as the lease we are unable to renew. Having to close a center, even briefly to relocate, would reduce the sales that such center would have contributed to our net sales. Additionally, a relocated center may be less profitable. If we are unable to terminate leases when we stop fully utilizing a facility or exit a geographic market, or if we were required to vacate multiple facilities at the end of a lease team, it could have a significant adverse impact on our business, financial condition and results of operations.

We are exposed to product liability and other legal claims and proceedings that could have a material adverse effect on us.

The nature of our business exposes us to product liability, construction defect and other litigation and legal proceedings. We rely on manufacturers and other suppliers to provide us with the majority of the products we sell and distribute. As we do not have direct control over the quality of the products manufactured or supplied by such third party suppliers, we are exposed to risks relating to the quality of the products we distribute. It is possible that inventory from a manufacturer or supplier could be sold to our customers and later be alleged to have quality problems, subjecting us to potential claims from customers or third parties despite our customary disclaimer of product quality warranties. We are subject to these claims from time to time, which are typically resolved by seeking indemnification from the applicable manufacturers without material financial impact on us. However, while we seek indemnification against potential liability for product liability claims from relevant parties, including but not limited to manufacturers and other suppliers, we cannot guarantee that we will be able to recover any losses we incur from product liability claims through such indemnification claims, which are dependent upon the financial viability of the indemnifying party. Even if we are ultimately successful in defending any claim relating to the products we distribute, claims and proceedings, whether or not they have merit and regardless of the outcome, are typically expensive and can divert the attention of management and other personnel for significant periods of time. In addition to any damages we may be required to pay, we are generally obligated to indemnify our current and former directors and officers in connection with lawsuits and related settlement amounts. Such amounts could exceed the coverage provided under our insurance policies. Any such claims and proceedings can impact customer confidence and the general public’s perception of our company and products, even if the underlying assertions are proven to be false.

While we have established reserves we believe to be reasonable under the facts known and have insurance coverage in place for certain types of claims which limits its exposure to certain liabilities, the outcomes of litigation and similar disputes are often difficult to reliably predict and may result in decisions or settlements that are contrary to, or in excess of, our expectations, and losses may exceed our reserves. In addition, various factors and developments could lead us to make changes in our current estimates of liabilities and related insurance receivables or make new or modified estimates as a result of a judicial ruling or judgment, settlement, regulatory development or change in applicable law. Any claims or proceedings, particularly those in which we are unsuccessful or for which we did not establish adequate reserves, could harm our reputation and could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.

Operating hazards, such as unloading heavy products, operating large machinery and driving hazards, inherent in our business, some of which may be outside of our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may not be adequate or available to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported.

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However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we might also be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Our operations may be subject to environmental, health and safety laws and regulations and consumer use of certain of our products are subject to approvals, which could have a negative impact on our business, financial condition and results of operations.

Our operations involve the use, handling, storage, and disposal of hazardous materials customary in distribution and light manufacturing, and are subject to environmental, health and safety laws and regulations at the national, state, local, and international levels. These laws and regulations include those governing the discharge of pollutants into the air and water, the use, management, and disposal of hazardous materials and wastes, chemicals in products, the cleanup of contaminated sites, and occupational health and safety. We have incurred and may continue to incur costs in complying with these laws and regulations. In addition, violations of, or liabilities under, these laws and regulations may result in restrictions being imposed on our operations or in our being subject to substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs, or other costs. We may also become liable under certain of these laws and regulations for costs to investigate or remediate contamination at properties we own or operate, we formerly owned or operated. Liability under these laws and regulations can be imposed on a joint and several basis and without regard to fault or the legality of the activities giving rise to the contamination conditions. In addition, future developments such as more aggressive enforcement policies, the implementation of new, more stringent laws and regulations, or the discovery of presently unknown environmental conditions may require expenditures that could have an adverse effect on our business, financial condition, and results of operations.

In addition, consumer use of certain of our products is subject to approvals by municipalities, state departments of transportation, engineers and developers. These approvals and specifications, including building codes, may affect the products our customers or the end users are allowed or choose to use, and, consequently, failure to obtain or maintain such approvals or changes in building codes may affect the saleability of our products or may require us to make changes to our products that could increase the cost of doing business.

In the event any of the above risks were to materialize, it could have a material adverse impact on our business, financial condition and results of operations.

Our business and financial performance could be adversely impacted due to disruptions, delays, or outages of our information technology systems and computer networks.

Our distribution centers and our sales and service activities, including the processing, transmission and storage of electronic information utilized in connection with our operations, depend on the efficient, reliable and uninterrupted operation of complex and sophisticated information technology systems and computer networks, which may be subject to malfunction, failure, damage or disruption due to fire, flood, natural disasters, malicious attacks, human error, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins or other similar events. Our existing safety systems, data backup, and information technology emergency planning may not be sufficient to prevent long-term system or network outages or data loss. Additionally, because we have grown through various acquisitions, we have integrated and are integrating a number of disparate information technology systems across our organization in order to align our systems, further increasing the likelihood of problems. We may in the future integrate, replace or upgrade existing systems or implement new technology systems. These integrations and/or updated and new systems may not be successful, and may create new issues we currently do not face, or may significantly exceed our cost estimates.

Any disruption of our information technology systems or networks could interrupt or otherwise impair our operations and negatively impact our ability to meet customer needs and to maintain critical operational or

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financial controls. These events could damage our reputation and cause us to incur unanticipated liabilities, including financial losses from remedial actions, business interruptions, loss of business and other unanticipated costs, which may not be covered by insurance. Despite the defensive measures we have taken to maintain and protect our information technology systems (and the information processed or transmitted by, or stored in, our systems), our systems may still be vulnerable to disruption and any such disruption and the resulting fallout could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity threats, attacks and other incidents may compromise our confidential information, disrupt operations, subject us to increased costs or liabilities and/or result in harm to our reputation, any of which could adversely impact our business and financial performance.

Cybersecurity threats and attacks are increasing in sophistication and frequency and may range from uncoordinated individual attempts to measures targeted specifically at us or our service providers in order to gain unauthorized access to, or otherwise disrupt, our information systems, and/or to gain unauthorized access to, corrupt, modify or destroy business, proprietary or other confidential information therein, and could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption or loss of data. Cybersecurity incidents may result from computer viruses, ransomware and other malware as well as human error, employee malfeasance, system errors or vulnerabilities, including vulnerabilities of our vendors, suppliers, and their products. Also, given the unpredictability of the timing, nature and scope of cybersecurity threats and attacks, we may be unable to anticipate attempted security breaches and, in turn, implement adequate preventative measures. Any such security incidents could result in mandatory notification requirements and costly remediation measures, damage our relationships with our customers and suppliers, adversely affect our reputation, cause a loss of confidence in us, or expose us to costly government enforcement investigations or actions, private litigation, or financial liability, possibly beyond the scope or limits of our insurance coverage. Such events may also disrupt our operations by distracting our management and other key personnel from performing their primary operational duties. Furthermore, mitigating the risk of future cybersecurity incidents could result in additional costs in order to invest in technology and personnel.

In addition, our systems and processes to protect against, detect, prevent, respond to and mitigate cybersecurity incidents and our organizational training for employees to develop an understanding of cybersecurity risks and threats may be unable to prevent security breaches, theft, modification, corruption or loss of data, employee malfeasance and additional known and unknown threats. Any breach in our systems or data-protection policies, or those of our third-party service providers, could have a material adverse effect on our business, financial condition and results of operations.

Corporate responsibility, specifically related to ESG matters, may impose additional costs and expose us to new risks.

Public ESG and sustainability reporting is becoming more broadly expected by investors, shareholders and other third parties. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or “sustainability” metrics. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with such company to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to hold these companies and their boards of directors accountable. Board diversity is an ESG topic that is, in particular, receiving heightened attention by investors, shareholders, lawmakers and listing exchanges. We may face reputational damage in the event our corporate responsibility initiatives or objectives, including with respect to board diversity, do not meet the standards set by our investors, shareholders, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating from third party rating

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services. A low ESG or sustainability rating by a third-party rating service could also result in the exclusion of our ordinary shares from consideration by certain investors who may elect to invest with our competition instead. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks.

If we are not able to maintain and enhance our brands, or if events occur that damage our reputation and brand, our ability to maintain and expand our customer base may be impaired.

The various local and regional brands under which we do business and their respective reputations have significantly contributed to the success of our business. Maintaining and enhancing our brands is critical to our ongoing success. Maintaining and enhancing our brands will depend largely on our ability to continue to provide useful, reliable and trustworthy products and provide products to the market in a manner which matches the lead times customers require. There is no certainty that we will continue to meet customer expectations and maintain our overall brand image. We may experience media, legislative or regulatory scrutiny of our impact on the environment, which may adversely affect our reputation. If we fail to provide adequate customer service, it could erode confidence in any one or more of our brands. As part of our broader branding and marketing strategy, we may choose to consolidate or change local or regional brands, which may result in us incurring impairment charges. We may also be subject to trademark or patent infringement claims relating to our key intellectual property. If we fail to promote and maintain our brands successfully or if we incur excessive expenses or impairment charges in this effort, it could have a material adverse effect on our business, financial condition and results of operations.

Changes in tax laws could adversely affect us.

We regularly assess our future ability to utilize tax benefits, including those in the form of net operating loss, tax credit and other tax carryforwards, that are recorded as deferred income tax assets on our balance sheets to determine whether a valuation allowance is necessary. A reduction in, or disallowance of, these tax benefits resulting from a legislative change or adverse determination by a taxing jurisdiction could have an adverse impact on our financial results and liquidity.

Significant judgment is required in determining our domestic and international provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. In the course of our business, there will be many transactions and calculations where the ultimate tax determination is uncertain. For example, compliance with the Tax Cuts and Jobs Act of 2017 (“TCJA”) may require the collection of information not regularly produced within our Company, the use of estimates in our consolidated financial statements, and the exercise of significant judgment in accounting for its provisions. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible these positions may be contested or overturned by jurisdictional tax authorities, which may have a significant impact on our tax provision for income taxes. Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the laws are issued or applied.

Insufficient insurance coverage could have a material adverse effect on us.

We maintain property, business interruption, counterparty and liability insurance coverage that we believe is consistent with industry practice. However, our insurance program does not cover, or may not adequately cover, every potential risk associated with our business and the consequences thereof. In addition, market conditions or any significant claim or a number of claims made by or against us could cause our premiums and deductibles to increase substantially and, in some instances, our coverage may be reduced or become entirely unavailable. In the future, we may not be able to obtain meaningful coverage at reasonable rates for a variety of risks. We also operate a large fleet of trucks and other vehicles and therefore face the risk of accidents. While we currently maintain insurance coverage to address a portion of these types of liabilities, we cannot make assurances that we will be able to obtain such insurance on acceptable terms in the future, if at all, or that any such insurance will

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provide adequate coverage against potential claims. If our insurance coverage is insufficient, if we are not able to obtain sufficient coverage in the future, or if we are exposed to significant losses as a result of the risks for which we self-insure, any resulting costs or liabilities could have a material adverse effect on our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate our material weaknesses, or if we otherwise fail to establish and maintain effective internal control over financial reporting, we may be unable to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and, as a result, the value of our common stock.

We are not currently required to comply with the rules and regulations of the SEC to make an assessment of the effectiveness of internal control over financial reporting for that purpose. We are actively conducting a comprehensive review of our internal processes for the purposes of establishing a robust compliance program to meet the internal control requirements for a publicly traded company.

We have not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the preparation of our financial statements as of and for the fiscal years ended 2018, 2019 and 2020, we identified certain control deficiencies in the design and maintenance of our internal control over financial reporting that constituted material weaknesses in internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to:

We lack a sufficient complement of accounting and financial reporting resources with the appropriate level of knowledge, experience and training required to meet the reporting requirements of a publicly traded company. This material weakness contributed to the following additional material weaknesses:

•

We did not design and maintain formal accounting policies, procedures and controls to support complete, accurate and timely financial accounting, reporting and disclosures, including with respect to revenue and period-end financial reporting. Also, we did not design and maintain effective controls relating to the accuracy and occurrence of the accounting for revenues to ensure the accuracy of customer order entry and master data, including price and ensure appropriate segregation of duties and controls to verify the financial statements are presented and disclosed completely and accurately;

•

We did not design and maintain effective controls over segregation of duties related to journal entries and account reconciliations. Specifically, certain personnel have the ability to both create and post journal entries and also prepare account reconciliations;

The above material weaknesses did not result in material misstatements to the consolidated financial statements. Additionally, these material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

•

We did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain i) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel; and (iii) computer

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operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored.

These IT deficiencies did not result in any misstatements to the financial statements, however, the deficiencies, when aggregated, could impact the Company’s ability to maintain effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

We are in the process of implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses. These measures include:

•

Actively recruiting and hiring additional accounting and financial reporting personnel with the requisite technical and SEC reporting experience combined with expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under SEC rules and regulations.

•	Implementing formal policies, procedures and control activities combined with delivery of training on standards of documentary evidence.

•

Designing and implementing procedures and controls to incorporate enhanced segregation of duties, documentation standards and review protocols within our processes associated with manual journal entries and account reconciliations.

•	Designing and engaging in the implementation of an IT general controls framework that addresses risks associated with user access and security, application change management and computer operations.

We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

If we fail to remediate our existing material weakness or identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the rules and regulations of the SEC in a timely manner, if we are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the SEC or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Risks Related to Our Indebtedness

If we do not generate sufficient cash flows, we may be unable to service all of our indebtedness.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash, make scheduled payments on or refinance our debt obligations depends on our successful financial and operating performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If our cash flow and capital resources are insufficient to fund our debt service

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obligations or to repay our debt as it becomes due, including the ABL Credit Agreement, which will mature prior to the Company’s 6.375% senior secured notes due 2026 (the “Senior Secured Notes”), and the Term Loan Facility, which will mature in 2028, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets or operations, reducing or delaying capital investments or seeking to raise additional capital. Any refinancing of our debt could be at higher interest rates and may require us to comply with more restrictive covenants which could further restrict our business operations and the ability of subsidiaries to make cash available to us, by dividend, debt repayment or otherwise, to enable us to repay the amounts due under the Senior Secured Notes. Our ability to implement successfully any such alternative financing plans will be dependent on a range of factors, including general economic conditions, the level of activity in capital markets generally and the terms of our various debt instruments then in effect. In addition, the Senior Secured Notes, the Term Loan Facility and the ABL Credit Agreement are secured by liens on substantially all of our and the Subsidiary Guarantors’ assets, and any successor credit facilities or additional Senior Secured Notes are likely to be secured on a similar basis. As such, our ability to refinance the Senior Secured Notes, the Term Loan Facility and/or the ABL Credit Agreement, seek additional financing or our and our subsidiaries’ ability to make cash available to us, by dividend, debt repayment or otherwise, to enable the Co-Issuers to repay the amounts due under the Senior Secured Notes, the Term Loan Facility and/or the ABL Credit Agreement could be impaired as a result of such security interests and the agreements governing such security interests.

Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms could have a material adverse effect on our business, including our financial condition and results of operations, as well as on our subsidiaries’ ability to make cash available to us, by dividend, debt repayment or otherwise, to enable us to satisfy our obligations on the Senior Secured Notes, the Term Loan Facility and/or the ABL Credit Agreement.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from making payments on the Senior Secured Notes and our other debt obligations.

We have a substantial amount of debt. At October 3, 2021, we had approximately $        million of total indebtedness, of which approximately $        million would have been secured indebtedness. See “Capitalization.”

Our substantial level of indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations;

•	increase our vulnerability to adverse economic and industry conditions;

•	limit our ability to obtain additional financing for future working capital, capital expenditures, materials, strategic acquisitions and other general corporate requirements;

•	expose us to interest rate fluctuations because the interest on the debt under the ABL Credit Agreement is imposed at variable rates;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes, including making cash available to the Co-Issuers, by dividend, debt repayment or otherwise to enable the Co-Issuers to make payments on the Senior Secured Notes;

•	make it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	limit our ability to refinance indebtedness or increase the associated costs;

•	require us to sell assets to reduce debt or influence our decision about whether to do so;

•

limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate or prevent us from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business; and

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•

place us at a competitive disadvantage compared to any competitors that have less debt or comparable debt at more favorable interest rates and that, as a result, may be better positioned to withstand economic downturns.

In addition, the Indenture governing the Senior Secured Notes, the Term Loan Facility and the ABL Credit Agreement contain restrictive covenants that limit our and our subsidiaries’ ability to engage in activities that may be in our long-term best interests.

Restrictive covenants in the Indenture governing the Senior Secured Notes, the Term Loan Facility and the ABL Credit Agreement could restrict our operating flexibility.

The Indenture governing the Senior Secured Notes, the Term Loan Facility credit agreement (the “Term Loan Credit Agreement”) and the ABL Credit Agreement contain covenants that limit our ability to take certain actions. These restrictions may limit our ability to operate our businesses and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise.

The Indenture governing the Senior Secured Notes, Term Loan Credit Agreement and the ABL Credit Agreement contain restrictive covenants that, among other things, limit our and/or our restricted subsidiaries’ ability to:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends, redeem stock or make other distribution;

•	make other restricted payments or investments;

•	create liens on assets;

•	transfer or sell assets;

•	create restrictions on payment of dividends or other amounts by us to our restricted subsidiaries;

•	engage in certain mergers, consolidations or amalgamations of the Parent Guarantor or the Co-Issuers;

•	engage in certain transactions with affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

In addition, under the ABL Credit Agreement, if availability goes below a certain threshold, the Company is required to comply with a minimum “consolidated fixed charge coverage ratio” (as defined in the ABL Credit Agreement).

Our ability to comply with the covenants and restrictions contained in the Indenture governing the Senior Secured Notes, the ABL Credit Agreement and Term Loan Credit Agreement may be affected by economic conditions and by financial, market and competitive factors, many of which are beyond our control. Our ability to comply with these covenants in future periods will also depend substantially on the pricing and sales volume of our products, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy. The breach of any of these covenants or restrictions could result in a default under the Indenture governing the Senior Secured Notes, the ABL Credit Agreement or the Term Loan Credit Agreement that would permit the holders or applicable lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest and any applicable redemption premium. In that case, the applicable borrowers may be unable to borrow under the ABL Credit Agreement or the Term Loan Credit Agreement and the Co-Issuers may be unable to issue Additional Senior Secured Notes under the Indenture, may not be able to repay the amounts due under the ABL Credit Agreement or the Term Loan Facility and may not be able to make payments on the Senior Secured Notes. This could have serious consequences to our financial position, results of operations and/or cash flows and could cause us to become bankrupt or insolvent.

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Indebtedness under our ABL Credit Agreement and Account Purchase Agreement bears interest based on the London Interbank Offered Rate (“LIBOR”), which may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences.

The ICE Benchmark Administration, the administrator of LIBOR, announced on March 5, 2021 that it intends to cease publication of LIBOR rates (i) with respect to U.S. dollar LIBOR with interest periods of 1 week and 2 months, after December 31, 2021 and (ii) with respect to U.S. dollar LIBOR with all other interest periods, after June 30, 2023, and as a result, methods of calculating LIBOR are evolving. We may need to renegotiate the terms of our ABL Credit Agreement and Account Purchase Agreement to replace LIBOR with the new standard, such as the Secured Overnight Financing Rate (SOFR), or to otherwise agree with the agent under such facilities on a new means of calculating interest. At this time we cannot reasonably estimate the expected impact on our business of the discontinuation of LIBOR.

Risks Related to Our Common Stock and This Offering

We are a holding company with no operations of our own, and we depend on our subsidiaries for cash to fund all of our operations and expenses, including to make future dividend payments, if any.

Our operations are conducted entirely through our subsidiaries, and our ability to generate cash to fund operations and expenses, to pay dividends or to meet debt service obligations is highly dependent on the earnings and the receipt of funds from our subsidiaries through dividends or intercompany loans. Deterioration in the financial condition, earnings or cash flow of our subsidiaries for any reason could limit or impair their ability to pay such distributions to us.

Additionally, the terms of the agreements governing the ABL Credit Agreement and the Senior Secured Notes restrict, and the terms of the agreement governing the Term Loan Facility will restrict, the ability of our subsidiaries to pay dividends, make loans or otherwise transfer assets to us. Furthermore, our subsidiaries are permitted under the terms of the ABL Credit Agreement, Term Loan Credit Agreement and the Senior Secured Notes and other indebtedness to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

We do not currently expect to declare or pay dividends on our common stock for the foreseeable future. Payments of dividends, if any, will be at the sole discretion of our board of directors after taking into account various factors, including general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. To the extent that we determine in the future to pay dividends on our common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends.

The market price of our common stock may be volatile and could decline after this offering.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock may fluctuate significantly. Among the factors that could affect our stock price are:

•	industry or general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	changes in our customers’ or their end-users’ preferences;

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•	new regulatory pronouncements and changes in regulatory guidelines;

•	lawsuits, enforcement actions and other claims by third parties or governmental authorities;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance or lack of research coverage and reports by industry analysts;

•	action by institutional stockholders or other large stockholders, including future sales;

•	failure to meet any guidance given by us or any change in any guidance given by us, or changes by us in our guidance practices;

•	announcements by us of significant impairment charges;

•	speculation in the press or investment community;

•	investor perception of us and our industry;

•	changes in market valuations or earnings of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions or strategic partnerships;

•	war, terrorist acts and epidemic disease;

•	any future sales of our common stock or other securities; and

•	additions or departures of key personnel.

In particular, we cannot assure you that you will be able to resell your shares at or above your purchase price. The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against the affected company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which would harm our business, results of operations, financial condition and cash flows.

Future sales of shares by existing stockholders could cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

After giving effect to the Stock Split and sale of shares in this offering, we will have                  outstanding shares of common stock. All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144.

The remaining                 shares of common stock as of October 3, 2021, will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, means of sale, holding period and other limitations of Rule 144 under the Securities Act or pursuant to an exception from registration under Rule 701 under the Securities Act, subject to the lock-up agreements entered into by us, and our executive officers and directors.

Upon completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of common stock to be issued under our equity compensation plans and,

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as a result, all shares of common stock acquired under our plans will also be freely tradable under the Securities Act, subject to the terms of the lock-up agreements, unless purchased by our affiliates. In addition,                 shares of our common stock will be reserved for future issuances under the equity incentive plan we expect to adopt in connection with this offering.

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of                . Following the expiration of this 180-day lock-up period,                 shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144 under the Securities Act or pursuant to an exception from registration under Rule 701 under the Securities Act. See “Shares Available for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future. In addition, our significant stockholders may distribute shares that they hold to their investors who themselves may then sell into the public market following the expiration of the lock-up period. Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144 under the Securities Act. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. Furthermore, stockholders currently representing substantially all of the outstanding shares of our common stock will have the right to require us to register shares of common stock for resale under the Securities Act.

In the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

Upon listing our shares on                , we will be a “controlled company” within the meaning of                rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

After completion of this offering, SBP Varsity Holdings will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of                . Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors on our Board, our Compensation Committee and our Nominating & Governance Committee may not consist entirely of independent directors, and our Compensation and Nominating & Governance Committees may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of other companies listed on                .

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If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of these analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

Future offerings of equity securities may adversely affect the market price of our common stock.

If, in the future, we decide to issue debt or equity securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated by-laws could discourage, delay or prevent a change of control of our company and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated by-laws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, prior to the completion of this offering, our amended and restated certificate of incorporation and amended and restated by-laws will collectively:

•

allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend or other rights or preferences superior to the rights of shareholders;

•	provide for a classified Board with staggered three-year terms;

•

provide that, at any time when SBP Varsity Holdings beneficially owns, in the aggregate, less than     % in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•

prohibit shareholder action by written consent from and after the date on which SBP Varsity Holdings beneficially owns, in the aggregate, less than     % in voting power of our stock entitled to vote generally in the election of directors;

•

provide that, for as long as SBP Varsity Holdings beneficially owns, in the aggregate, at least     % in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock and at any time when SBP Varsity Holdings beneficially owns, in the aggregate, less than     % in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or

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repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•

establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings; provided, however, at any time when the SBP Varsity Holdings beneficially owns, in the aggregate, at least     % in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to them.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future.

Our amended and restated certificate of incorporation and amended and restated by-laws may also make it difficult for stockholders to replace or remove our management. Furthermore, the existence of the foregoing provisions, could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

As a public company, we do not intend to declare and pay dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth, to develop our business, for working capital needs and for general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. In addition, our operations are conducted entirely through our subsidiaries. As such, to the extent that we determine in the future to pay dividends on our common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends. Further, the agreements governing the ABL Credit Agreement, Term Loan Credit Agreement and the Senior Secured Notes significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us, our stockholders, creditors or other constituents by any of our directors, officers, other employees, agents or stockholders, (iii) any action asserting a claim arising under the General Corporation Law of the State of Delaware, or the DGCL, our amended and restated certificate of incorporation or our amended and restated by-laws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim that is governed by the internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws will further provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the Federal Forum

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Provision). By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum. The Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders. If a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Investors purchasing common stock in this offering will experience immediate and substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share will significantly exceed the net tangible book value per share of our common stock outstanding. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $                per share, based on an assumed initial public offering price of $                , the midpoint of the price range reflected on the cover of this prospectus. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing shares of common stock in this offering will contribute approximately     % of the total amount of equity invested in our company, but will own only approximately     % of our total common stock immediately following the completion of this offering. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if we issue additional equity securities in the future, investors purchasing common stock in this offering will experience additional dilution.

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FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Some of the forward-looking statements can be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “is optimistic,” “intends,” “plans,” “estimates,” “anticipates” or the negative versions of these words or other comparable terms. Forward-looking statements include, without limitation, all matters that are not historical facts. They appear in a number of places throughout this prospectus and include, without limitation, statements regarding our intentions, beliefs, assumptions or current expectations concerning, among other things, our financial position, results of operations, cash flows, prospects and growth strategies.

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be outside our control. We caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of the market in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and cash flows, and the development of the market in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors, including, without limitation, the risks and uncertainties discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, could cause actual results and outcomes to differ materially from those reflected in the forward-looking statements. Furthermore, new risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. Factors that could cause actual results and outcomes to differ from those reflected in forward-looking statements include, without limitation:

•	declines, volatility and cyclicality in the U.S. residential and non-residential construction markets;

•	the development of alternatives to distributors of our products in the supply chain and the disruption of our supply chain;

•	price fluctuations in our product costs, particularly with respect to the commodity-based products that we sell;

•	the spread of, and response to, COVID-19, and the inability to predict the ultimate impact on us;

•	general business and economic conditions;

•	risks involved with acquisitions and other strategic transactions, including our ability to identify, acquire, close or integrate acquisition targets successfully;

•	the impact of seasonality and weather-related impacts, including natural disasters or similar extreme weather events;

•	the highly competitive markets in which we compete and consolidation within our industry;

•	our ability to hire, engage and retain key personnel, including sales representatives, qualified branch, district and local managers and senior management;

•	tightening of mortgage lending or mortgage financing requirements or other reductions in the availability of consumer credit or increases in its cost;

•	the availability and cost of freight and energy, such as fuel;

•

our ability to identify, develop and maintain relationships with a sufficient number of qualified suppliers and the potential that our exclusive or restrictive supplier distribution rights are terminated;

•	the ability of our customers to make payments on credit sales;

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•	our ability to identify and introduce new products and product lines effectively;

•	our ability to manage our inventory effectively;

•	costs and potential liabilities or obligations imposed by environmental, health and safety laws and requirements;

•	regulatory change and the costs of compliance with regulation;

•	exposure to product liability, construction defect and warranty claims and other litigation and legal proceedings;

•	potential harm to our reputation;

•	safety and labor risks associated with the distribution of our products as well as work stoppages and other disruptions due to labor disputes;

•	impairment in the carrying value of goodwill, intangible assets or other long-lived assets;

•	the domestic and international political environment with regard to trade relationships and tariffs, as well as difficulty sourcing products as a result of import constraints;

•	our ability to operate our business consistently through highly dispersed locations across the United States;

•	interruptions in the proper functioning of our IT systems, including from cybersecurity threats;

•	risks associated with raising capital;

•	our ability to continue our customer relationships with short-term contracts;

•	changes in vendor rebates or other terms of our vender agreements;

•	risks associated with exporting our products internationally;

•	our ability to renew or replace our existing leases on favorable terms or at all;

•	our ability to maintain effective internal controls over financial reporting and remediate any material weaknesses;

•	our substantial indebtedness and the potential that we may incur additional indebtedness;

•	changes in our credit ratings and outlook; and

•	our ability to generate the significant amount of cash needed to service our indebtedness.

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USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $        , based upon an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share would increase or decrease the net proceeds that we receive from this offering by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of one million in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $        , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

We intend to use the net proceeds of approximately $191.6 million that we will receive from this offering to fully repay the amounts outstanding under the ABL Credit Agreement. The remaining proceeds, if any, will be used to repay a portion of the amounts outstanding under the Term Loan Facility. Approximately $600 million of amounts drawn under the Term Loan Facility was used to finance the purchase price for the Reeb Acquisition and related transaction fees and expenses. Approximately $200 million of amounts drawn under the Term Loan and cash on hand was used to finance the DW Acquisition and related transaction fees and expenses. We expect to finance the Millwork Acquisition and related transaction fees and expenses through approximately $191.6 million in borrowings under the ABL Credit Agreement. See “Prospectus Summary—Recent Developments.” The Term Loan Facility bears a variable interest rate and matures on October 15, 2028. The ABL Credit Agreement bears a variable interest rate and matures on September 30, 2025. See "Management’s Discussion and Analysis of Financial Condition and Results of Operations-Debt Arrangements." Certain of the underwriters or their affiliates are lenders under the Term Loan Facility, and as a result, may receive a portion of the net proceeds in connection with this offering. See “Underwriting.”

DIVIDEND POLICY

As a public company, we do not expect to declare or pay dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings, if any, to service our debt, finance the growth and development of our business and for working capital and general corporate purposes. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we received from our subsidiaries. Our ability to pay dividends to holders of our common stock is limited as a practical matter by our Term Loan Facility, ABL Credit Agreement and Senior Secured Notes, insofar as we may seek to pay dividends out of funds made available to us by our subsidiaries, because our subsidiaries’ debt instruments directly or indirectly restrict our subsidiaries’ ability to pay dividends or make loans to us. Any future determination to pay dividends on our common stock is subject to the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, liquidity requirements, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may relevant.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of October 3, 2021 on:

•	an actual basis; and

•

an as adjusted basis, after giving effect to (i) the Stock Split and (ii) the Reeb Acquisition (which includes the receipt of $600 million in cash proceeds under the Term Loan Facility, of which approximately $600 million in cash to finance the acquisition and pay related transaction fees and expenses);

•

an as further adjusted basis, after giving effect to (i) the adjustments set forth above and (ii) our sale of                shares of common stock in this offering at an assumed initial public offering price of $                per share, and the application of the net proceeds therefrom as described in “Use of Proceeds,” after deducting underwriting discounts and commissions and anticipated offering expenses payable by us.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Summary Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included in this prospectus.

As of October 3, 2021
(in thousands, except per share data)	Actual	As Adjusted	As Further Adjusted
Cash and cash equivalents(1)(2)	$	$	$
Long term debt, including current portions:

ABL Credit Agreement(2)	$	$	$
Term Loan Facility(1)
Equipment Notes
Accounts Receivable Factoring Agreement
Senior Secured Notes
Total Debt
Total long-term liabilities	$	$	$
Stockholder’s equity:

Common stock, $0.01 par value; 1,000 shares authorized,                  issued and outstanding, actual;                 shares authorized,                 shares issued and                 shares outstanding, as adjusted;                 shares authorized,                 shares issued and                 shares outstanding, as further adjusted

Additional paid-in capital
Accumulated other comprehensive loss
Retained earnings
Total stockholders’ (deficit) equity

Total capitalization	$	$	$

(1)

On an as adjusted and as further adjusted basis, does not reflect the receipt of $200 million in proceeds under the Term Loan Facility and the payment of $225 million in cash to fund the DW Acquisition.

(2)	On an as adjusted and as further adjusted basis, does not reflect the receipt of $191.6 million in proceeds under the ABL Credit Agreement to fund the Millwork Acquisition.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements of the Company are presented to include the impacts of two separate transactions and each of their respective financing impacts. The first transaction reflects the acquisition by SBP Varsity Holdings, L.P. (“SBP Varsity Holdings”), an entity controlled by funds advised by The Jordan Company, L.P., from existing equityholders of 100% of the equity interests of Specialty Building Products, LLC, the then-ultimate parent company of Specialty Building Products Holdings, LLC (“SBP Predecessor”), a Delaware limited liability company and the holding company through which we control our operating subsidiaries (such acquisition, the “TJC Acquisition”). The TJC Acquisition closed on January 21, 2021. The Company was determined to be the accounting acquirer in connection with the TJC Acquisition and SBP Predecessor’s historical assets and liabilities are reflected at fair value as of January 21, 2021, the closing date of the TJC Acquisition.

In addition, on September 10, 2021, we entered into a second transaction through the execution of a definitive agreement to acquire the Reeb Companies (as defined herein) or “Reeb”. We refer to this acquisition as the “Reeb Acquisition.”

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”, which is herein referred to as Article 11, and are being provided pursuant to Rule 3-05 of Regulation S-X.

The TJC Acquisition closed on January 21, 2021, subsequent to January 3, 2021, which is the latest financial period presented in this filing. We are including the Reeb Acquisition as that constitutes a probable significant acquisition that has not yet been consummated. The following unaudited pro forma condensed combined financial statements also gives effect to the TJC Acquisition and the Company’s planned acquisition of the Reeb Companies as well as the related financing transactions for both, assuming that the Reeb Acquisition will be completed.

SBP Predecessor’s 2020 fiscal year began on December 30, 2019 and ended on January 3, 2021, based on SBP Predecessor’s policy of ending the fiscal year on the Sunday nearest to December 31. Conversely, Reeb has a calendar fiscal year-end and interim periods based on a calendar year-end. For purposes of the unaudited pro forma condensed combined financial statements herein, “Fiscal Year 2020” means the fiscal year-ended January 3, 2021 for SBP Predecessor and the fiscal year-ended December 31, 2020 for Reeb. Similarly, references to “Fiscal Q3 2021” in the pro forma financial statements refers to the SBP Predecessor period from January 4, 2021 to January 20, 2021 and the Company’s period from January 21, 2021 to October 3, 2021 and Reeb’s nine months ended September 30, 2021.

The unaudited pro forma condensed combined balance sheet as of Fiscal Q3 2021 combines the historical balance sheets of the Company, which already includes the impact of the TJC Acquisition which closed on January 21, 2021, and the Reeb Acquisition on a pro forma basis as if it had been consummated on the last day of Fiscal Q3 2021. The unaudited pro forma condensed combined statements of operations of the Company for Fiscal 2020 and for Fiscal Q3 2021 combine the historical statements of operations of SBP Predecessor (Fiscal 2020 and the period-ended January 20, 2021) inclusive of the TJC Acquisition and the Reeb Companies on a pro forma basis as if each had been consummated on December 30, 2019, the beginning of the earliest period presented. As the Company had not conducted operations prior to consummation of the TJC Acquisition on January 21, 2021, SBP Predecessor is deemed “predecessor” of the Company and its subsidiaries for financial reporting purposes.

The TJC Acquisition and the Reeb Acquisition and related financing transactions are summarized below:

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The TJC Acquisition

On January 21, 2021, SBP Varsity Holdings acquired 100% of the equity interests of Specialty Building Products, LLC from its existing shareholders for an initial purchase price of approximately $1.1 billion, which includes cash consideration of $321 million, equity consideration of $22 million and debt assumed of $756 million, resulting in TJC obtaining a controlling interest in Specialty Building Products Holdings, LLC and a change in control event. The Company was incorporated in December 2020 to serve as an acquisition vehicle in connection with the acquisition by SBP Varsity Holdings from existing equityholders of 100% of the equity interests of Specialty Building Products, LLC, the then-ultimate parent company of Specialty Building Products Holdings, LLC, a Delaware limited liability company and the holding company through which we control our operating subsidiaries. As a result, the Company is controlled by TJC. The transaction has been treated as a business combination in accordance with ASC 805 Business Combinations; however, the valuation and treatment of consideration paid, acquired assets, intangible assets and assumed liabilities has not been finalized. In connection with the acquisition, on January 20, 2021, the Company amended the senior secured note to allow for an additional borrowing of $75 million, which was used to partially fund the transaction.

The pro forma financial information gives effect to the TJC Acquisition, which includes adjustments for the following (collectively, the “TJC Acquisition and TJC Financing Adjustments”):

•	SBP Varsity Holdings’ acquisition of Specialty Building Products, LLC for an initial purchase price of approximately $1.1 billion

•	Application of the acquisition method of accounting under the provisions of ASC 805

•

Additional senior secured note borrowing of $75 million by an indirectly wholly-owned subsidiary of the Company, Specialty Building Products Holdings, LLC, as Borrower Representative, in connection with the TJC Acquisition

•	Non-recurring transaction costs in connection with the TJC Acquisition

•	Non-recurring compensation expense associated with the accelerated vesting of the stock unit awards in connection with the TJC Acquisition

•	Management fee charged by The Jordan Company

The Reeb Acquisition

On September 10, 2021, the Company entered into a definitive agreement to acquire the Reeb Companies for a preliminary purchase price of approximately $575 million. The Reeb Acquisition closed on October 15, 2021.

In connection with the Reeb Acquisition, we borrowed $800 million in the form of a new term loan to finance the acquisition. Approximately $600 million of the proceeds received from the new term loan were used to finance the Reeb Acquisition and pay related fees and expenses, and the remainder will be used for general corporate purposes, which may include the funding of one or more additional acquisitions and/or the repayment of debt, among other items.

The transaction will be treated as a business combination in accordance with ASC 805 Business Combinations; however, the valuation and treatment of consideration paid, acquired assets, intangible assets and assumed liabilities has not been finalized as the transaction has not yet been consummated. As of the date of this Prospectus and given that the Reeb Acquisition has not been completed, the Company has only completed preliminary valuations and therefore has not completed the detailed valuation analysis necessary to arrive at final estimates of the fair market value of the assets of the Reeb Companies to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Reeb’s accounting policies to the Company’s accounting policies.

Based on the information currently available, the Company has made certain adjustments to the historical book values of the assets and liabilities of the Reeb Companies to reflect preliminary estimates of fair values

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necessary to prepare the unaudited pro forma condensed combined financial information, with the excess of the purchase price over the adjusted historical net assets of the Reeb Companies recorded as either separate, identifiable intangible assets or goodwill. Actual results may differ from unaudited pro forma condensed combined financial information provided herein once the Reeb Acquisition is completed and the Company has determined the final purchase price for Reeb, has completed the valuation analysis necessary to finalize the required purchase price allocations and has identified any additional conforming accounting policy changes for Reeb. There can be no assurance that such finalization will not result in material changes.

The pro forma financial information gives effect to the Reeb Acquisition, which includes adjustments for the following (collectively, the “Reeb Acquisition and Reeb Financing Adjustments”):

•	Application of the acquisition method of accounting under the provisions of ASC 805

•	The impacts of $600 million of the new term loan that was used to finance the Reeb Acquisition

For each of the TJC Acquisition and the Reeb Acquisition, the pro forma adjustments and allocation of purchase price are preliminary, are based on management’s current estimates of the fair value of the assets acquired or to be acquired and liabilities assumed or to be assumed, and are based on all available information, including preliminary work performed by independent valuation specialists. There can be no assurance that such finalization will not result in material changes.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. The unaudited pro forma condensed combined financial statements should be read in conjunction with SBP Predecessor’s, the Company’s and Reeb’s historical combined financial statements contained elsewhere in this Prospectus.

The estimated income tax rate applied to the pro forma adjustments is 25%. The estimated pro forma blended statutory rate, and all other tax amounts are stated at their historical amounts as the combined company’s overall effective tax rate has not yet been determined.

The following unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are based on available information and assumptions that the Company’s management believes are reasonable. They do not purport to represent what the actual consolidated results of operations or the consolidated financial position of the Company would have been had each of the TJC Acquisition and the Reeb Acquisition and their related financing transactions occurred on the dates indicated, or on any other date, nor are they necessarily indicative of the Company’s future consolidated results of operations or consolidated financial position after each of the TJC Acquisition and the Reeb Acquisition and their related financing transactions. The Company’s actual financial position and results of operations after these two transactions will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results of the Company and the Reeb Companies following the date of the unaudited pro forma condensed combined financial statements.

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PURSUANT TO 17 C.F.R. SECTION 200.83

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of October 3, 2021
	Specialty Building Products, Inc. (Successor)	Reeb Companies	Reeb Transaction Accounting Adjustments	Combined Company	IPO Transaction Adjustments	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$—	$—	$—	$—	$—	$—
Accounts receivable, net
Inventories, net
Prepaid expenses and other current assets

Total current assets	—	—	—	—	—	—
Property and Equipment, net
Intangible assets, net
Goodwill
Other long-term assets

Total assets	$—	$—	$—	$—	$—	$—

Liabilities and Members’ Equity
Current liabilities:
Account payable	$—	$—	$—	$—	$—	$—
Accrued expenses
Current debt
Current capital lease obligations

Total current liabilities	—	—	—	—	—	—
Long-term debt, net of debt issuance costs
Long-term capital lease obligations
Line of credit
Deferred tax liability
Other long-term liabilities

Total liabilities	$—	$—	$—	$—	$—	$—

Commitments and contingencies
Members’ equity
Contributed capital
Accumulated other comprehensive income (loss)
Accumulated deficit

Total members’ equity	$—	$—	$—	$—	$—	$—

Total liabilities and members’ equity	$—	$—	$—	$—	$—	$—

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Fiscal Year 2020
(in thousands)	Specialty Building Products Holdings, LLC (Successor)	Reeb Companies	TJC Transaction Accounting Adjustments		Reeb Transaction Accounting Adjustments		Combined Company	IPO Transaction Adjustments	Pro Forma Combined
Net Sales	$1,670,070	$381,070	$—		$—		$2,051,140		$2,051,140
Cost of Sales	1,323,201	264,739	396	(a)	(2,201	)(i)	1,586,135		1,586,135

Gross Profit	346,869	116,331	(396)		2,201		465,005	—	465,005
Distribution Expenses	120,992	29,217	2,998	(a)	7,403	(d) (i)	160,610		160,610
Selling Expenses	57,640	21,054	69	(a)	—		78,763		78,763
General and administrative expenses	71,232	35,635	24,653	(a) (g)	(14	)(i)	131,506		131,506
Amortization of intangible assets	15,312	—	20,549	(b)	14,480	(e)	50,341		50,341
Other operating income	(1,020)	101	—		—		(919)		(919)

Income from operations	82,713	30,324	(48,665)		(19,668)		44,704	—	44,704
Interest Expense/(Income), net	54,798	3,826	(241	)(c)	24,826	(f) (i)	83,209		83,209

Income (loss) before income taxes	27,915	26,498	(48,424)		(44,494)		(38,505)	—	(38,505)
Income tax expense (benefit)	9,896	485	(10,616	)(h)	(4,621	)(h)	(4,856)		(4,856)

Net income (loss)	18,019	26,013	(37,808)		(39,873)		(33,649)	—	(33,649)
Net income (loss) attributable to noncontrolling interests	—	1,063	—		(1,063	)(i)	—		—

Net income (loss), net of noncontrolling interest	$18,019	$24,950	$(37,808)		$(38,810)		$(33,649)	$—	$(33,649)

Earnings (loss) per share:
Basic
Diluted
Weighted average number of shares outstanding:
Basic
Diluted

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Fiscal Q3 2021
(in thousands)	Specialty Building Products Holdings, LLC (Predecessor)	Specialty Building Products, Inc. (Successor)	Reeb Companies	TJC Transaction Accounting Adjustments	Reeb Transaction Accounting Adjustments	Combined Company	IPO Transaction Adjustments	Pro Forma Combined
Net sales	$—	$—	$—	$—	$—	$—	$—	$—
Cost of sales

Gross profit	—	—	—	—	—	—	—	—

Distribution expenses
Selling expenses
General and administrative expenses
Amortization of intangible assets
Other operating income

Income from operations	—	—	—	—	—	—	—	—

Interest Expense/(Income), net

Income (loss) before income taxes	—	—	—	—	—	—	—	—

Income tax expense (benefit)

Net income (loss)	—	—	—	—	—	—	—	—
Net income (loss) attributable to noncontrolling interests

Net income (loss), net of noncontrolling interest	$—	$—	$—	$—	$—	$—	$—	$—

Earnings (loss) per common share:
Basic
Diluted
Weighted average number of shares outstanding:
Basic
Diluted

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NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts or otherwise noted)

Note 1. Description of the Transactions and Basis of Presentation

The TJC Acquisition Overview

On January 21, 2021, SBP Varsity Holdings acquired 100% of the equity interests of Specialty Building Products, LLC from its existing shareholders for a purchase price of $1.1 billion, resulting in SBP Varsity Holdings obtaining a controlling interest in the Company, which resulted in a change in control event. The transaction has been treated as a business combination in accordance with ASC 805 Business Combinations; however, the valuation and treatment of consideration paid, acquired assets, intangible assets and assumed liabilities has not been finalized. In connection with the acquisition, on January 20, 2021, the Company amended the senior secured note to allow for an additional borrowing of $75 million, which was used to partially fund the transaction.

As the Company had not conducted operations prior to consummation of the TJC Acquisition on January 21, 2021, SBP Predecessor is deemed “predecessor” of the Company and its subsidiaries for financial reporting purposes. Accordingly, the historical financial information presented in this prospectus (i) for periods prior to January 21, 2021, represents that of SBP Predecessor and its subsidiaries (referred to herein as the “Predecessor Periods”), and (ii) for periods after January 21, 2021, represents that of the Company and its subsidiaries, including SBP Predecessor, as successor (referred to herein as the “Successor Period”).

Reeb Acquisition Overview

On September 10, 2021, we entered into a definitive agreement to acquire the Reeb Companies for an enterprise value of $550 million and an additional $25 million of additional liabilities. This amount is subject to increase or decrease based on the amount of net debt and working capital of the Reeb Companies as of the closing of the Reeb Acquisition. The cash consideration for the Reeb Acquisition is expected to be funded through a new debt issuance as described below.

New Debt Issuance

In connection with the Reeb Acquisition, we borrowed $800 million in the form of a new term loan to finance the acquisition. Approximately $600 million of the proceeds received from the new term loan were used to finance the Reeb Acquisition and pay related fees and expenses, and the remainder will be used for general corporate purposes, which may include the funding of one or more additional acquisitions and/or the repayment of debt, among other items. In the accompanying unaudited pro forma condensed combined financial statements, the Company has only reflected the impacts of $600 million of the planned financing as the remainder is not associated with the Reeb Acquisition.

The unaudited pro forma condensed combined financial statements for Fiscal 2020 are derived from the historical consolidated financial statements of SBP Predecessor and the historical combined financial statements of the Reeb Companies. The unaudited pro forma condensed combined financial statements for Fiscal Q3 2021 are derived from the historical consolidated financial statements of SBP Predecessor and the Company and the historical combined financial statements of the Reeb Companies.

Note 2. Accounting Policies

As part of preparing these unaudited pro forma condensed combined financial statements, the Company conducted an initial review of the accounting policies of Reeb to determine if differences in accounting policies

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require reclassification of results of operations or reclassification of assets or liabilities to conform to the Company’s accounting policies and classifications. During the preparation of these unaudited pro forma condensed combined financial statements, the Company did not become aware of any material differences between accounting policies of the Company and Reeb.

The pro forma financial data may not reflect all reclassifications necessary to conform the Company’s presentation to that of Reeb due to limitations on the availability of information as of the date of this Prospectus. At completion of the Reeb Acquisition, the Company will further review Reeb’s accounting policies. As a result of that review, the Company may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements.

As the TJC Acquisition was the acquisition of the existing entity (SBP Predecessor), there was no required conforming of accounting policies.

Note 3. Preliminary Purchase Consideration and Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed are recorded at the acquisition date fair values. The purchase price allocation is preliminary and based on current estimates of the fair value of assets and liabilities acquired. Upon final completion of the fair value assessment, the ultimate purchase price may differ from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the assets and liabilities will be allocated to residual goodwill.

The table below represents a preliminary allocation of the estimated total consideration to the Reeb Companies’ assets and liabilities in the Reeb Acquisition based on the Company’s preliminary estimate of their respective fair values (in thousands):

The preliminary unaudited pro forma purchase price allocation has been made solely for the purposes of preparing these unaudited pro forma condensed combined financial statements. The Company estimated the fair value of Reeb’s assets and liabilities based on discussions with Reeb’s management, due diligence review in connection with the Reeb Acquisition, and other information available to Reeb including preliminary analysis by a third-party independent valuation firm. The analysis was performed at an aggregate level and was based on estimates that are reflective of market participant assumptions.

The final total consideration and amounts allocated to the Reeb Companies’ assets and liabilities could differ materially from the preliminary amounts presented in these unaudited pro forma condensed combined financial statements. A decrease in the fair value of the Reeb Companies’ assets or an increase in the fair value of the Reeb Companies’ liabilities from the preliminary valuations presented would result in a dollar-for-dollar corresponding increase in the amount of goodwill that will result from the Reeb Acquisition. In addition, if the value of the property and equipment and identifiable intangible assets is higher than the amounts included in these unaudited pro forma condensed combined financial statements, it may result in higher depreciation and amortization expense than is presented in the unaudited pro forma condensed combined statements of operations. Any such increases could be material and could result in the Company’s actual future financial condition and results of operations differing materially from those presented in the unaudited pro forma condensed combined financial statements.

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Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

The adjustments included in the unaudited pro forma condensed combined statement of operations are as follows:

(a) Depreciation expense—TJC Acquisition

The pro forma adjustment to depreciation expense represents increased depreciation expense resulting from the step-up in value of property and equipment to its preliminary estimated fair value. The pro forma adjustment is calculated as follows (in thousands):

	Fiscal Year 2020
	Historical Depreciation	Preliminary Estimated Depreciation	Transaction Accounting Adjustment
Depreciation in cost of sales	$1,044	$1,440	$396
Depreciation in selling expenses	180	249	69
Depreciation in distribution expenses	4,922	7,920	2,998
Depreciation in general and administrative expenses	1,074	1,458	384

(b) Intangible amortization expense—TJC Acquisition

The pro forma adjustment to amortization expense represents the net impact of: (1) the estimated amortization expense associated with the estimated fair values of the Company’s acquired amortizable intangible assets using the remaining useful lives; less the (2) removal of previously amortized intangible assets that were not valued in the TJC Acquisition. The pro forma adjustment is calculated as follows (in thousands):

	Fiscal Year 2020
	Historical Amortization	Preliminary Estimated Amortization	Transaction Accounting Adjustment
Amortization of intangible assets, net	$15,804	$36,353	$20,549

(c) Amortization of premium, net and deferred financing—TJC Acquisition

The pro forma adjustment represents the estimated premium amortization of Senior Secured Notes, net of the estimated increased interest expense associated with the additional indebtedness that was incurred by the Company for the TJC Acquisition (in thousands):

Fiscal Year 2020
Transaction Accounting Adjustment
Premium amortization, net of incremental interest	$(446)
Amortization of deferred financing costs	205

Interest Expense/(income), net	$(241)

(d) Depreciation expense—Reeb Acquisition

The pro forma adjustment to depreciation expense represents increased depreciation expense resulting from the step-up in value of property and equipment to its preliminary estimated fair value. The pro forma adjustment is estimated to be approximately $1.0 million of additional expense.

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(e) Intangible amortization expense—Reeb Acquisition

The pro forma adjustment to amortization expense represents the impact of the estimated amortization expense associated with the estimated fair values of Reeb’s acquired amortizable intangible assets using their estimated useful lives. The pro forma adjustment is estimated as $14.5 million.

(f) Interest and financing expenses—Reeb Acquisition

The pro forma adjustment represents the estimated increase in interest expense and amortization of deferred financing costs associated with the additional $600 million of indebtedness that is expected to be incurred by the Company to finance the Reeb Acquisition (in thousands):

Fiscal Year 2020
Transaction Accounting Adjustment
Amortization of deferred financing costs	$2,119
Interest Expense	25,827

Total	$27,946

(g) Stock Compensation, Buyers Fees, and Transaction Expenses—TJC Acquisition

The pro forma adjustment represents the stock compensation expense related to the TJC Acquisition not expensed in Fiscal 2020, the TJC management fee and the nonrecurring TJC Acquisition Buyer Fees not recorded in the SBP Predecessor (in thousands):

Fiscal Year 2020
Transaction Accounting Adjustment
Stock Compensation Expense	$14,892
TJC Management Fee	3,416
TJC Acquisition Buyer Fees, net of deferred financing costs	5,961

Total	$24,269

(h) Taxes—Combined impact of TJC Acquisition and Reeb Acquisition

The historical Reeb Companies were a pass-through S-Corporation for Federal income taxes. Accordingly, their historical financial statements do not include a provision for Federal taxes. In order to estimate the pro forma tax impacts of the Reeb Acquisition, an estimate of Reeb’s historical taxable income was estimated using a combined blended U.S. federal and state statutory tax rate of 25%.

The pro forma income tax effects related to the additional pro forma depreciation, amortization and other operating expense adjustments from the TJC Acquisition and the Reeb Acquisition are calculated using an estimated pro forma combined blended U.S. federal and state statutory tax rate of 25%. We have not determined the deductibility of any transaction related expenses for tax purposes and have not taken any associated tax benefit for these expenses.

The Company estimates that a portion of the additional interest expense recorded for pro forma purposes would not have been deductible for tax purposes based on limitations on interest deductibility.

The net impact of the above adjustments is a pro forma tax benefit of approximately $15.2 million, which is comprised of a benefit of approximately $10.6 million from the TJC Acquisition and a benefit of approximately $4.6 million from the Reeb Acquisition.

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(i) Non-controlling interest and related adjustments

Prior to the Reeb Acquisition, the Reeb Companies consolidated certain variable interest entities that they did not wholly-own, therefore they recorded Net income attributable to noncontrolling interests in their historical Combined Statements of Operations found elsewhere in this Prospectus. These consolidated variable interest entities are not being acquired by the Company as part of the Reeb Acquisition, therefore the impacts of these entities have been removed from the unaudited pro forma condensed combined financial statements.

Note 5. Pro Forma Earnings Per Share

Pro forma earnings (loss) per share has been calculated as follows:

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DILUTION

Investors purchasing our common stock in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of shares of outstanding common stock. After giving effect to (i) the Reeb Acquisition, (ii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering and (iii) the sale of shares of common stock in this offering by us at an assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting $                million in underwriting discounts and commissions and estimated offering expenses of $                million, the pro forma as adjusted net tangible book value as of October 3, 2021 would have been approximately $                million, or $                per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $                per share to our existing stockholders and an immediate dilution of $                per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors.

Assumed initial public offering price per share		$
Pro forma historical net tangible book value per share as of October 3, 2021, after giving effect to the Reeb Acquisition	$
Increase in as adjusted net tangible book value per share attributable to the investors in this offering	$
Pro forma net tangible book value per share after giving effect to this offering	$
Dilution per share to new investors participating in this offering		$

The following table summarizes on the pro forma as adjusted basis described above, as of October 3, 2021, the difference between the number of shares of common stock purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by our existing stockholders and new investors in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholder paid.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders.			%	$		%	$
New investors			%	$		%	$

Total			%	$		%	$

If the underwriters exercise their option to purchase additional shares of our common stock in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately        % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to                , or approximately        % of the total number of shares of our common stock outstanding after this offering.

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Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) total consideration paid by new investors by approximately $                million, assuming that the number of shares offered by the Company, as set forth on the cover page of this prospectus, remains the same and after deducting an incremental $                million in underwriting discounts and commissions. We may also increase or decrease the number of shares we or they are offering. An increase (decrease) of 100,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $                million, assuming that the assumed initial public offering price remains the same, and after deducting an incremental $                million in underwriting discounts and commissions.

To the extent that options are issued under our compensatory stock plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the consolidated financial statements included elsewhere in this prospectus. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Forward-Looking Statements.”

Corporate Overview

We believe we are the largest and fastest growing distributor of branded specialty building products in the United States. Over the last ten years, we have grown at a compound annual growth rate (“CAGR”) of 23.0% and transformed our business into a national distribution platform with 35 locations serving 42 states and all provinces in Canada. We serve a critical role and function in the residential building products supply chain and provide value-added services across our footprint. We focus on high growth, specialty product categories including composite decking and railing, exterior siding, exterior trim, weather resistant barriers, moulding and engineered wood products, and many of our products are benefiting from long-term secular growth trends such as investment in outdoor living spaces, material substitution and architectural design. Our products are primarily used in the residential housing market, with balanced exposure across repair and remodel (“R&R”) and new construction markets. We offer our comprehensive portfolio of over 37,000 stock keeping units (“SKUs”) to more than 22,000 customer locations including national, regional and local professional dealers, home improvement retailers and other providers of building products. Our suppliers include many of the leading consumer and trade branded products in the building products industry. Based on our net sales in fiscal year 2020, we estimate that we are nearly three times the size of our largest competitor. In addition, we are a values based organization and have a well-established reputation in the industry.

Basis of Presentation and the TJC Acquisition

Specialty Building Products, Inc. (f/k/a SBP Buyer, Inc.), a Delaware corporation (the “Company”), was incorporated in December 2020 to serve as an acquisition vehicle in connection with the acquisition by SBP Varsity Holdings from existing equityholders of 100% of the equity interests of Specialty Building Products, LLC, the then-ultimate parent company of Specialty Building Products Holdings, LLC (“SBP Predecessor”), a Delaware limited liability company and the holding company through which we control our operating subsidiaries. We refer to this acquisition as the “TJC Acquisition.” The TJC Acquisition closed on January 21, 2021. As the Company had not conducted operations prior to consummation of the TJC Acquisition on January 21, 2021, SBP Predecessor is deemed “predecessor” of the Company and its subsidiaries for financial reporting purposes. Accordingly, the historical financial information presented in this prospectus (i) for periods prior to January 21, 2021, represents that of SBP Predecessor and its subsidiaries (referred to herein as the “Predecessor Periods”), and (ii) for periods after January 21, 2021, represents that of the Company and its subsidiaries, including SBP Predecessor, as successor (referred to herein as the “Successor Period”).

The Company was determined to be the accounting acquirer in connection with the TJC Acquisition and SBP Predecessor’s historical assets and liabilities are reflected at fair value as of January 21, 2021, the closing date of the TJC Acquisition. As a result of the TJC Acquisition, the results of operations and financial position of SBP Predecessor and the Company are not directly comparable.

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). All amounts in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) are expressed in U.S. dollars, unless otherwise indicated. Our company has a policy of ending its fiscal year on the Sunday nearest December 31st; the year customarily consist of four 13-week quarters for a total of 52 weeks, however, certain years may consist of 53 weeks. Our

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2020 fiscal year was 53 weeks and the year end was January 3, 2021. The Company’s 2019 and 2018 fiscal years were 52 weeks and the year ends were December 29, 2019 and December 30, 2108, respectively.

We manage our business as a single reportable segment. Within our organizational framework, the same operational resources support individual locations, and performance is evaluated at a consolidated level.

Summary of Factors Affecting our Performance

We believe our performance and continued success depend on a number of factors. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below and referenced in the section titled “Risk Factors.”

Impact of COVID-19 on our Operations

Beginning in mid-March of 2020, local, state, provincial and federal authorities began issuing stay-at-home orders in response to the spread of the coronavirus disease, or COVID-19, which quickly spread throughout the United States and worldwide. These government-instituted restrictions, together with the economic volatility and uncertainty the pandemic created, had a significant impact on the United States economy in general and, in particular, the new-build housing market, which initially slowed in certain of our geographies. However, by the end of May 2020, most states started gradually resuming their normal economic activities and the residential housing market rebounded as a result.

These COVID-19 shutdowns have led to higher “do-it-yourself” demand as consumers are spending more time at home. The impact of the pandemic, along with shifts in consumer preferences and design trends, has accelerated repair and remodel spend. We believe that hybrid work models will continue to drive spending inside and outside the home, benefitting all of our product categories.

However, COVID-19 has had a mixed impact on our business, as our ability to effectively satisfy increased consumer demand for our products has been impeded, to a certain extent, by pandemic-related supply chain issues. Specifically, propagation of COVID-19 throughout the world disrupted our ability to procure enough supply to satisfy market demands. As shutdowns of different types and severities were put in place, many of our local and foreign suppliers were forced to idle plants and cut back on production of their goods and services. As restrictions have eased over time, suppliers have slowly started ramping up their operations. A challenging labor market has made this process slower than anticipated, with many not yet operating at pre-COVID capacity. As of today, there is still a significant shortage in supply that continues to hinder our ability to fully satisfy the demand in the market. As a result, the growth in our net sales has accelerated to a lesser degree than it otherwise would have had supply shortages not constrained our ability to fully satisfy the increase in consumer spend. To date, the COVID-19 pandemic has not had a material impact on our expenses or liquidity position. It continues to be difficult to predict the future financial impact of COVID-19 on our net sales, as we cannot predict the duration or scope of the pandemic.

Since the onset of the COVID-19 pandemic, we have focused on protecting the health and safety of our team members while maintaining our operations and continuing to meet the needs of our customers. We were categorized as “essential” by the Cybersecurity and Infrastructure Security Agency of the U.S. Department of Homeland Security and, therefore, were permitted to operate consistent with applicable local, state, provincial and federal orders. We have implemented business continuity and contingency planning measures as we continue to keep our distribution centers operational. Very few of our employees have been required to work remotely, and we have not experienced any outbreaks of COVID-19 at our facilities.

There is still considerable uncertainty regarding the extent and duration of the impact of the COVID-19 pandemic, and the pandemic and related economic impacts may affect our operations in 2021 and 2022, although conditions have improved as compared to 2020. Our access to supply continues to be constrained, as our partners

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continue to bring resources online to meet market demand. Due to the fluidity and unprecedented and uncertain nature of the pandemic, we cannot predict the full impact of the COVID-19 pandemic on our business or that of our customers and participants in our supply chain, or on economic conditions generally, including the effects on construction activity. We continue to evaluate and assess the impact of COVID-19 on our business and operations as new facts and circumstances emerge. Overall, we are encouraged by the resilience of our business model which has responded to the very serious challenges, which have arisen as a result of the COVID-19 pandemic.

Residential Construction Activities

Sales of our products are closely tied to residential construction activity, including repair and remodel spending, in the United States and Canada. Activity levels in these markets can be materially affected by general economic and global financial market conditions. In addition, residential construction activity levels are influenced by and sensitive to mortgage availability, the cost of financing a home (in particular, mortgage and interest rates), unemployment levels, household formation rates, residential vacancy and foreclosure rates, existing housing prices, rental prices, housing inventory levels, consumer confidence and government policy and incentives.

Product Mix and Average Selling Price

We sell a variety of products, each with different Gross Profit margin and operating expense profiles. We calculate Gross Profit margin by dividing Gross Profit (net sales less cost of sales) by cost of sales. We define operating expenses as those required to prepare, sell and deliver the product to the customer (i.e., distribution expenses, selling expenses and general and administrative expenses). Our product mix impacts both our Gross Profit margins and our operating expenses. We utilize proprietary business intelligence analytics to optimize our product mix and volume such that it meets our customers’ needs, while ensuring we maintain strong margins.

The average selling prices we are able to obtain for our products affect our results of operations and our margins. Our average selling price can vary by market location, product mix, factors relating to supply and demand, and the actions of our customers and competitors.

Product Line Expansion

Specialty building products are among the fastest growing categories of building products, as customers transition from traditional wood products to products that are more durable and require less maintenance, have lower total cost of ownership, are more aesthetically pleasing and meet stringent jobsite requirements. We continually refine and expand our product offering, focusing on working with innovative brands in the specialty building products industry. We use our existing customer and supplier relationships to expand the product offering at acquired locations and bring new products to existing locations. Expanding our product lines also provides a competitive advantage when we offer products that our competitors do not.

Cost of Sales

The cost of supply constitutes the largest portion of our cost of goods sold, and fluctuations in the prices of these materials affect our results of operations and, in particular, our margins. We either do not have contracts with our suppliers or we have contracts that can range up to three years in length, with one-year contracts being the most typical. Our contracts typically cover engagement terms, rebates, and discounts, but do not cover pricing terms, and are subject to periodic negotiation and revision.

Seasonality

Demand for our products in some markets is seasonal, with periods of snow or heavy rain negatively affecting construction activity. For example, sales of our products in Canada and the Northeast and Midwest regions of the United States are somewhat higher from spring through autumn when construction activity is

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greatest. Construction activity declines in these markets during the winter months, in particular due to inclement weather, frozen ground and fewer hours of daylight. Historically, our net sales in the second and third quarters have been higher than in the other quarters of the year, particularly the first quarter.

In addition, unfavorable weather conditions, such as hurricanes or severe storms, or public holidays during peak construction periods can result in temporary cessation of projects and a material reduction in demand for our products and, consequently, may have an adverse effect on our net sales. Results of a fiscal quarter may therefore not be a reliable basis for the expectations of a full fiscal year and may not be comparable with the results in the other fiscal quarters in the same year or prior years.

Business Acquisitions

We leverage our relationships and network of industry participants and advisors to actively source and identify acquisition opportunities to complement our organic growth. In addition to increasing sales, we incur certain costs and expenses in connection with any acquisition. As a general matter, our results of operations are impacted by the results of the newly acquired business, the acquisition accounting, any debt incurred to acquire the business and capital expenditures to integrate the acquired business. We continue to pursue strategic acquisitions that enable us to add capacity in existing markets, gain leading market positions in underserved markets, access new geographical markets, broaden our product offerings, leverage cross-selling opportunities, and realize cost synergies. Any acquisition may present financial, managerial, operational and integration challenges, which, if not successfully overcome, may reduce our profitability.

On January 21, 2021, we consummated the TJC Acquisition. As a result of the TJC Acquisition, the results of operations and financial position of SBP Predecessor and the Company are not directly comparable. For more information, please see “—Basis of Presentation and the TJC Acquisition.”

Key Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key operational and business metrics to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions:

	Fiscal Year
(in millions, except percentages)	2020	2019	2018
Net sales	$1,670.1	$1,389.6	$984.6
Gross profit	346.9	287.8	177.7
Gross Profit Margin	20.8%	20.7%	18.0%
Operating expenses	249.9	227.7	148.4
Net income	18.0	(12.4)	(11.9)
Net income margin (% of net sales)	1.1%	(0.9%)	(1.2%)
Adjusted EBITDA(1)	127.3	80.9	50.2
Adjusted EBITDA Margin (% of net sales)(1)	7.6%	5.8%	5.1%

(1)

For a definition of Adjusted EBITDA and Adjusted EBITDA Margin and information regarding our use and reconciliations of such non-GAAP financial measures to their respective most directly comparable GAAP measures, see the section titled “—Non-GAAP Financial Metrics.”

Components of our Operating Results

Net sales

We recognize revenue when performance obligations with the customer are satisfied. A performance obligation is a promise to transfer a distinct good to the customer and is the unit of account. The transaction price

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is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied. All contracts have a single performance obligation as the promise to transfer the individual good is not separately identifiable from other promises and is, therefore, not distinct.

Substantially all of our sales are from the provision of products to customers under customer contracts in the form of purchase orders. Revenue is measured at the amount of consideration expected to be received in exchange for providing the products, net of customer deductions. Provisions for customer deductions for discounts, incentives and other pricing adjustments are determined by customer-specific agreements and historical experience. Revenue is recognized at a point in time when a customer accepts delivery and control of the product has been transferred to the customer. This occurs at the time of delivery to the customer. Payment terms are generally between 10 and 30 days from shipment.

On January 1, 2018, we adopted ASC 606: Revenue from Contracts with Customers (ASC 606) and applied it to all contracts using the modified retrospective method. There was no impact of applying ASC 606 on initial adoption at January 1, 2018 or for the years ended January 3, 2021, December 29, 2019 and December 30, 2018, however, the adoption of this guidance resulted in additional quantitative disclosures to disaggregate revenue by category.

Cost of Sales

Cost of sales include cost of merchandise sold and inbound freight and are net of vendor rebates and discounts. In addition, depreciation expense and amortization expense related to assets directly involved in the generation of revenues are included in cost of sales. See “—Summary of Factors Affecting Our Performance—Costs of Sales.”

Gross Profit and Gross Profit Margin

Our gross profit comprises our net sales less our cost of sales. Gross Profit margin is our gross profit divided by our net sales.

Operating Expenses

Our operating expenses include distribution expenses, selling expenses and general and administrative expenses.

•

Distribution expenses consist of expenses associated with the delivery and warehousing of our products. These include but are not limited to delivery and warehouse labor, fleet expenses, and facility expenses.

•	Selling expenses consist of expenses associated with the sale of our products. These are primarily labor expenses for salespeople and sales managers, and commissions paid.

•	General and administrative expenses consist primarily of corporate and administrative labor expenses, administrative bonuses, legal expenses, information technology expenses, and insurance expenses.

Amortization of intangible assets

Amortization of intangible assets consists primarily of the expensing of customer relationships and trade names over their estimated useful lives.

Other operating (income) loss

Other operating income/loss consists primarily of gain or loss made on sale of assets.

Interest expense

Interest expense consists of interest paid to service our Senior Secured Notes and our ABL Credit Agreement and debt extinguishment costs.

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Income tax expense (benefit)

The Company is a disregarded entity for tax purposes; however, its sole owner is a taxable C Corporation. The Company provides fully for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), as if it were the taxpayer.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, the subsidiary considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Management’s estimate of the potential outcome of any uncertain tax issue is subject to its assessment of relevant risks, facts and circumstances existing at that time. The Company accounts for uncertain tax positions in accordance with ASC 740 and records a liability when such uncertainties meet the more likely than not recognition threshold.

Income tax expense/benefit is comprised of current and deferred tax expense/benefit. Current income tax expense/benefit represents our estimated taxes to be paid or refunded for the current period. In accordance with ASC 740, Income Taxes (“ASC 740”), we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets to the amount we believe is more likely than not to be realized.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Fiscal Year
(in thousands, except percentages)	2020		2019		2018
Net sales	$1,670,070	100.0%	$1,389,570	100.0%	$984,607	100.0%
Cost of sales	1,323,201	79.2%	1,101,752	79.3%	806,899	82.0%

Gross profit	346,869	20.8%	287,818	20.7%	177,708	18.0%

Distribution expenses	120,992	7.2%	115,343	8.3%	67,933	6.9%
Selling expenses	57,640	3.5%	56,137	4.0%	32,142	3.3%
General and administrative expenses	71,232	4.3%	56,212	4.0%	48,278	4.9%
Amortization of intangible assets	15,312	0.9%	23,040	1.7%	13,154	1.3%
Other operating (income) loss	(1,020)	-0.1%	(74)	0.0%	77	0.0%

Income from operations	$82,713	5.0%	$37,160	2.7%	$16,124	1.6%

Interest expense	54,798	3.3%	50,525	3.6%	35,286	3.6%

Income (loss) before income taxes	27,915	1.7%	(13,365)	-1.0%	(19,162)	-2.0%

Income tax expense (benefit)	9,896	0.6%	(984)	-0.1%	(7,235)	-0.7%

Net income (loss)	$18,019	1.1%	$(12,381)	-0.9%	$(11,927)	-1.2%

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Comparison of the 2020 Fiscal Year to the 2019 Fiscal Year

Net sales

Net sales were $1,670.1 million for fiscal year 2020, an increase of $280.5 million, or 20.2%, from $1,389.6 million for fiscal year 2019. The increase in net sales was primarily driven by strong organic growth, with a minor contribution from acquisition completed in 2020. Organic net sales grew 19.4%, or $269.5 million, driven by increased demand in new single-family construction and residential repair and remodel end markets, partially influenced by COVID-19. Composite decking and railing, and exterior trim, siding and finish products accounted for the majority of the total organic sales growth between the two periods, growing 20% over the prior year. The acquisition completed in 2020 contributed less than 1% to the total year over year net sales growth and increased pricing benefited 2020 sales by 3%.

Cost of sales

Cost of sales was $1,323.2 million for fiscal year 2020, an increase of $221.4 million, or 20.1%, from $1,101.8 million for fiscal year 2019. The increase in cost of sales in fiscal year 2020 compared to fiscal year 2019 is primarily driven by the increase in net sales as noted in the section above. As a percentage of net sales, cost of sales was 79.2% for fiscal year 2020 compared to 79.3% for fiscal year 2019.

Gross profit

Gross profit was $346.9 million for fiscal year 2020, an increase of $59.1 million, or 20.5%, from $287.8 million for fiscal year 2019. The increase in Gross profit was primarily due to the growth in net sales as described above. Gross profit margin for fiscal year 2020 was 20.8% as compared to 20.7% for fiscal year 2019. The gross profit margin expansion was primarily attributable to pricing gains in net sales not fully impacting our average cost of goods sold.

Operating expenses

•

Distribution expenses. Distribution expenses were $121.1 million for fiscal year 2020, an increase of $5.8 million, or 5.0%, from $115.3 million for fiscal year 2019. Distribution expenses as a percentage of net sales decreased to 7.2% in fiscal year 2020 from 8.3% in fiscal year 2019 due mainly to increased operating efficiencies and the implementation of prior acquisition synergies.

•

Selling expenses. Selling expenses were $57.6 million for fiscal year 2020, an increase of $1.5 million, or 2.7%, from $56.1 million for fiscal year 2019. Sales expenses as a percentage of net sales decreased to 3.5% in fiscal year 2020 from 4.0% in fiscal year 2019 due mainly to improved resource allocation in our territories and the implementation of prior acquisition synergies.

•

General and administrative expenses. General and administrative expenses were $71.2 million for fiscal year 2020, an increase of $15.0 million, or 26.7%, from $56.2 million for fiscal year 2019. General and administrative expenses as a percentage of net sales increased to 4.3% in fiscal year 2020 from 4.0% in fiscal year 2019 due mainly to incentive unit compensation expenses incurred in 2020.

Amortization of intangible assets

Amortization of intangible assets was $15.3 million for fiscal year 2020, a decrease of $7.7 million, or (33.5%), from $23.0 million for fiscal year 2019. This decrease was primarily attributable to the $5.5 million amortization charge in 2019 related to a change in an estimated useful life of a certain intangible asset, no longer impacting 2020 results.

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Interest expense

Interest expense was $54.8 million for fiscal year 2020, an increase of $4.3 million, or 8.5%, from $50.5 million for fiscal year 2019. This increase was primarily due to a write-off of $11.3 million of unamortized debt issue cost in 2020. This increase was offset by a decrease in interest expense on the term loan due to a lower principal balance and lower interest rates.

Income tax expense

Income tax expense was $9.9 million for fiscal year 2020, an increase of $10.9 million, or 1,090.0%, from an income tax benefit of $1.0 million for fiscal year 2019. This increase was primarily due to an increase of $30.4 million in taxable, not net income between the periods.

Net income (loss)

Net income was $18.0 million for fiscal year 2020, an increase of $30.4 million, or 245.2%, from a net loss of $12.4 million in fiscal year 2019. The increase was primarily due to increased Organic sales partially influenced by COVID-19 and increased efficiencies with respect to operating expenses. Net income margin was 1.1% for fiscal year 2020 as compared to a net loss margin of 0.9% in fiscal year 2019.

Adjusted EBITDA

Adjusted EBITDA was $127.3 million for fiscal year 2020, an increase of $46.4 million, or 57.4%, from $80.9 million for fiscal year 2019. This increase was primarily attributable to additional margin realized from our increase in Organic net sales. Adjusted EBITDA margin was 7.6% for fiscal year 2020 as compared to 5.8% for fiscal year 2019.

Comparison of the 2019 Fiscal Year to the 2018 Fiscal Year

Net sales

Net sales were $1,389.6 million for fiscal year 2019, an increase of $405.0 million, or 41.1%, from $984.6 million for fiscal year 2018. The increase in net sales was primarily driven by contribution from acquisitions, and strong organic growth. Acquisitions completed in 2018 contributed 70.2%, or $284.5 million, to the total year over year net sales growth. Organic net sales grew 14.1%, or $120.5 million, driven by increased demand in new single-family construction and residential repair and remodel end markets. Composite decking and railing, and exterior trim, siding and finish products accounted for the majority of the total organic sales growth between the two periods, growing 17.5% over the prior year. Improved pricing benefited 2019 sales by less than 1%.

Cost of sales

Cost of sales was $1,101.8 million for fiscal year 2019, an increase of $294.9 million, or 36.5%, from $806.9 million for fiscal year 2018. The increase in cost of sales in fiscal year 2019 compared to fiscal year 2018 was primarily driven by the increase in net sales, including acquisitions, as noted in the section above. As a percentage of net sales, cost of sales was 79.3% for fiscal year 2019 compared to 82.0% for fiscal year 2018.

Gross profit

Gross profit was $287.8 million for fiscal year 2019, an increase $110.1 million, or 62.0%, from $177.7 million for fiscal year 2018. Gross profit margin for fiscal year 2019 was 20.7% as compared to 18.0% for fiscal year 2018. The increase in gross profit was primarily attributable to the growth in net sales as described above. The gross profit margin expansion was primarily attributable to a product mix with higher gross profit margin being contributed by the acquisitions.

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Operating expenses

•

Distribution expenses. Distribution expenses were $115.3 million for fiscal year 2019, an increase of $47.4 million, or 69.8%, from $67.9 million for fiscal year 2018. The increase was primarily due to the addition of acquisition operations to our results. Distribution expenses as a percentage of net sales grew to 8.3% in fiscal year 2019 from 6.9% in fiscal year 2018 due mainly to additional expenditures on infrastructure to support new product initiatives in 2019.

•

Selling expenses. Selling expenses were $56.1 million for fiscal year 2019, an increase of $24.0 million, or 74.8%, from $32.1 million for fiscal year 2018. The increase was primarily attributable to the addition of acquisition operations to our results. Selling expenses as a percentage of net sales grew to 4.0% in fiscal year 2019 from 3.3% in fiscal year 2018 mainly due to hiring of additional sales and sales management personnel to support new product initiatives in 2019.

•

General and administrative expenses. General and administrative expenses were $56.2 million for fiscal year 2019, an increase of $7.9 million, or 16.4%, from $48.3 million for fiscal year 2018. The increase was primarily due to the addition of acquisition operations to our results. General and administrative expenses as a percentage of net sales decreased to 4.0% in fiscal year 2019 from 4.9% in fiscal year 2018 mainly due to a decrease in acquisition-related expenses between the periods.

Amortization of intangible assets

Amortization of intangible assets was $23.0 million for fiscal year 2019, an increase of $9.8 million, or 74.3%, from $13.2 million for fiscal year 2018. This increase was primarily attributable to a full year of amortization expense associated with intangible assets originating from the 2018 acquisitions. This decrease was primarily attributable to the $5.5 million amortization charge in 2019 related to a change in an estimated useful life of a certain intangible asset, no longer impacting 2020 results.

Interest expense

Interest expense was $50.5 million for fiscal year 2019, an increase of $15.2 million, or 43.1%, from $35.3 million for fiscal year 2018. This increase was primarily due to borrowings made in connection with the acquisitions completed in 2018, and increased working capital needs to support top line growth. The Company expensed $7.4 million of unamortized debt issuance cost related to the extinguishment of certain participants of the term note in 2018. There were no such write-offs in 2019.

Income tax expense

Income tax benefit was $1.0 million for fiscal year 2019, an increase of $6.2 million, or 86.1%, from an income tax benefit of $7.2 million for fiscal year 2018. This decrease was primarily due to a valuation allowance and an increase in taxable income in 2019. The company became a C corporation in October in 2018.

Net income (loss)

Net loss was $12.4 million for fiscal year 2019, which represented a decrease of $0.5 million, or (4.2%), from a net loss of $11.9 million in fiscal year 2018. Net loss margin was 0.9% for fiscal year 2019 as compared to a net loss margin of 1.2% in fiscal year 2018.

Adjusted EBITDA

Adjusted EBITDA was $80.9 million for fiscal year 2019, an increase of $30.7 million, or 61.2%, from $50.2 million for fiscal year 2018. This increase was primarily attributable to the contribution from acquisitions, and additional margin realized from our increase in Organic net sales. Adjusted EBITDA margin was 5.8% for fiscal year 2019 as compared to 5.1% for fiscal year 2018.

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Non-GAAP Financial Metrics

We use Organic net sales, Adjusted EBITDA and Adjusted EBITDA Margin as measures of operating performance, and we believe that these non-GAAP financial measures are useful to investors for supplemental period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

•

Organic net sales assists investors in understanding the stand-alone contribution apart from newly acquired businesses. We calculate Organic net sales as net sales, less net sales from acquired branches that have not been under our ownership for at least four fiscal quarters at the start of the relevant fiscal year.

•

Adjusted EBITDA and Adjusted EBITDA Margin assist investors in evaluating our financial performance on a consistent basis. We defined Adjusted EBITDA as net income, less income tax expense, interest expense, and depreciation and amortization, as well as expenses associated with acquisitions, the integration expenses of those acquisitions, expenses incurred in the procurement of our Senior Secured Notes and our ABL Credit Agreement, expenses related to incentive equity units awarded, costs associated with change in ownership of the company, and other non-recurring expenses incurred by the company which include but are not limited to branch relocations, severances paid, expenses associated with discontinuing/replacing product lines and unrealized gains/losses due to foreign exchange rate fluctuations. Adjusted EBITDA and Adjusted EBITDA Margin also exclude certain non-cash expenses such as depreciation and amortization. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by net sales.

The tables below show a reconciliation of these non-GAAP financial measures to their most directly comparable financial measures calculated in accordance with GAAP.

Reconciliation of Net sales to Organic net sales

	Fiscal Year
(in thousands)	2020	2019
Reported Net Sales	$1,670,070	$1,389,570
Acquisition contribution(1)	10,984	—

Organic Net sales(2)	$1,659,086	$1,389,570

(1)

Represents net sales from acquired branches that have not been under our ownership for at least four fiscal quarters at the start of the 2020 fiscal year. Includes net sales from branches acquired in 2020. Excludes any sales from acquisitions prior to their respective acquisition dates for the presented periods.

(2)	Organic net sales equals reported net sales less net sales from branches acquired in 2019 and 2020.

	Fiscal Year
(in thousands)	2019	2018
Reported Net Sales	$1,389,570	$984,607
Acquisition contribution(1)	412,424	127,966

Organic Net sales(2)	$977,146	$856,641

(1)

Represents Net sales from acquired branches that have not been under our ownership for at least four fiscal quarters at the start of the 2019 fiscal year. Includes only net sales from branches acquired in 2018.

(2)	Organic net sales equals reported net sales less net sales from branches acquired in 2018.

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Reconciliation of Adjusted EBITDA and Adjusted EBITDA margins to Net income (loss)

(in thousands)	Fiscal Year
	2020	2019	2018
Reported Net income (loss)	$18,019	$(12,381)	$(11,927)
Income tax (benefit) expense	9,896	(984)	(7,235)
Interest expense	54,798	50,525	35,286
Depreciation & amortization expenses	27,086	32,718	18,173

EBITDA	109,799	69,878	34,297
Acquisition/Integration/Start-up Costs(1)	3,506	5,280	9,936
Bond Issuance/Financing Costs(2)	835	362	198
Private Equity/Transaction Costs(3)	11,566	485	474
Other (Income) Expense, net(4)	1,622	4,894	5,293

Adjusted EBITDA(5)	$127,328	$80,900	$50,198

Net sales	$1,670,070	$1,389,570	$984,607
Net income margin (% of net sales)	1.1%	(0.9%)	(1.2%)
Adjusted EBITDA Margin (% of net sales) (5)	7.6%	5.8%	5.1%

(1)	Expenses directly associated with the acquisition of Midwest Lumber, Alexandria Moulding, and Mid-State Lumber, and the ongoing integration of Midwest Lumber and Alexandria Moulding.
(2)	Expenses incurred in connection with the Senior Secured Notes offering and our ABL Credit Agreement to fund the acquisitions and the operations of the company.
(3)	Expenses related mainly to awards of incentive equity units ($10.7 million in 2020) and costs associated with the sale of the company by the then current equity owner to SBP Varsity Holdings.
(4)	Other expenses incurred by the company including but not limited to branch relocation, severances paid, and expenses associated with discontinuing/replacing a product line.
(5)	Adjusted EBITDA and Adjusted EBITDA Margin exclude any earnings or losses from acquisitions prior to their respective acquisition dates for the presented periods.

Liquidity and Capital Resources

Overview

We are financed principally through a combination of cash generated from operations, sales of equity and debt securities and from borrowings under our various debt facilities. Our principal use of funds is for all expenses typically incurred in the day-to-day operation of our businesses including, but not limited to, working capital, capital expenditures and finance costs among others. Our principal use of funds also includes the making of acquisitions and their associated costs, together with repayments of debt and other capital amounts, among others. We believe, however, that cash generated from operations, together with amounts available under the ABL Credit Agreement, as detailed below, will be sufficient to meet our future working capital requirements and liquidity needs for at least the next 12 months.

Our ability to fund future working capital requirements, to make scheduled payments of interest on the bank facilities and bond obligations, and to satisfy any of our other present or future debt obligations will depend on our future operating performance, which will be affected by general economic, financial and other factors including factors beyond our control. See “Risk Factors.”

We review investment opportunities in the normal course of our business and may, if suitable opportunities arise, make selected investments to implement our business strategy. Historically, the funding for any such investments has come from cash flow from operations, member contributions and additional indebtedness.

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Capital expenditures

Capital expenditures, net of proceeds, for fiscal year 2020 were $4.0 million and consisted primarily of machinery, replacement delivery and warehouse equipment, and leasehold improvements.

Capital expenditures, net of proceeds, for fiscal year 2019 were $4.1 million and consisted primarily of replacement delivery and warehouse equipment, and leasehold improvements.

Capital expenditures, net of proceeds, for fiscal year 2018 were $1.6 million and consisted primarily of replacement delivery and warehouse equipment, and leasehold improvements.

Debt Arrangements

ABL Credit Agreement and Term Loan Credit Agreement

On October 1, 2018, we entered into a new ABL Credit Agreement to provide for a line of credit. The line of credit is secured by certain of our accounts receivable, inventories, equipment, and other personal property.

The ABL Credit Agreement will include sub-facilities for letters of credit and short-term borrowings referred to as swing line borrowings. Borrowings under the ABL Credit Agreement will be made on a revolving basis in an amount not to exceed the lesser of the commitments thereunder and the then applicable borrowing base and are available in U.S. or Canadian dollars. The borrowing base shall be calculated, as of any date, by an amount equal to the sum of (a) a specified percentage of the loan parties’ eligible accounts receivable, plus (b) the lesser of (i) a specified percentage of the net orderly liquidation value or (ii) a specified percentage of the average cost of the loan parties’ eligible inventory, plus (c) the cash of the loan parties on deposit in accounts subject to a first priority perfected lien and control agreements in favor of the agent under the ABL Credit Agreement, minus (d) such reserves as the agent under the ABL Credit Agreement establishes in its permitted discretion. In addition, the credit agreement governing the ABL Credit Agreement will provide that we will have the right at any time, subject to customary conditions, to solicit existing or prospective lenders to provide incremental increases in the revolving credit commitments under the ABL Credit Agreement in an aggregate amount not to exceed a specified dollar amount. The lenders under our ABL Credit Agreement will not be under any obligation to provide any such incremental loans or commitments, and any such addition of or increase in loans will be subject to certain customary conditions precedent and other provisions.

On October 15, 2021, we entered into a new Term Loan Credit Agreement to provide for $800 million of term loans, the proceeds of which were used, in part, to finance the purchase price for the Reeb Acquisition and related transaction fees and expenses. The Term Loan Credit Agreement is also secured by certain of our accounts receivable, inventories, equipment, and other personal property.

Interest Rate and Fees

ABL Credit Agreement

Borrowings under our ABL Credit Agreement are expected to bear interest, at the option of the Borrowers, at a rate per annum equal to certain margins based on average availability plus either (x) in the case of U.S. Dollar denominated loans, (a) a base rate determined by reference to the highest of (i) the U.S. prime rate published in The Wall Street Journal from time to time, (ii) the federal funds effective rate, plus 1/2 of 1% and (iii) one month LIBOR rate plus 1.00%, subject to a floor of 1.25% per annum or (b) a LIBOR rate determined by reference to the London interbank offered rate, adjusted for statutory reserve requirements, subject to a floor of 0.50% per annum and (y) in the case of Canadian Dollar denominated loans, (a) a base rate determined by reference to the highest of (i) a per annum rate designated by Bank of America (acting through its Canadian branch), (ii) the federal funds effective rate, plus 1/2 of 1% and (iii) one month LIBOR rate plus 1.00%, subject to a floor of 1.25% per annum or (b) a LIBOR rate determined by reference to the London interbank offered rate, adjusted for statutory reserve requirements, subject to a floor of 0.50% per annum.

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During the continuation of any payment event of default, the interest rate will be, with respect to overdue principal, the applicable interest rate, plus 2.00% per annum and, with respect to any other overdue amount, the interest rate applicable to base rate loans, plus 2.00% per annum. In addition, during the continuation of any bankruptcy event of default under the ABL Credit Agreement, the outstanding principal amount under the ABL Credit Agreement shall bear interest at the applicable interest rate, plus 2.00% per annum.

A per annum fee equal to the applicable margin with respect to the LIBOR rate under the ABL Credit Agreement in effect from time to time will accrue on the aggregate face amount of outstanding letters of credit under the ABL Credit Agreement, payable in arrears at the end of each quarter after the closing of our ABL Credit Agreement and upon termination of the ABL Credit Agreement.

The Borrowers will pay to the lenders under the ABL Credit Agreement a commitment fee of 0.375% per annum on the undrawn portion of the commitments in respect of the ABL Credit Agreement, subject to one step-down of 0.25% based on average utilization. All commitment fees will be payable quarterly in arrears after the closing of our ABL Credit Agreement and upon the termination of the commitments.

Term Loan Credit Agreement

Borrowings under our Term Loan Credit Agreement are expected to bear interest, at the option of the Borrowers, at a rate per annum equal to certain margins based on our consolidated first lien debt ratio plus a base rate determined by reference to the highest of (i) the U.S. prime rate published in The Wall Street Journal from time to time, (ii) the federal funds effective rate, plus 1/2 of 1% and (iii) one month LIBOR rate plus 1.00%, subject to a floor of 1.50% per annum or (b) a LIBOR rate determined by reference to the London interbank offered rate, adjusted for statutory reserve requirements, subject to a floor of 0.50% per annum. Upon the consummation of an initial public offering the margin will reduce by 0.25%.

During the continuation of any payment event of default, the interest rate will be, with respect to overdue principal, the applicable interest rate, plus 2.00% per annum and, with respect to any other overdue amount, the interest rate applicable to base rate loans, plus 2.00% per annum. In addition, during the continuation of any bankruptcy event of default under the Term Loan Credit Agreement, the outstanding principal amount under the Term Loan Credit Agreement shall bear interest at the applicable interest rate, plus 2.00% per annum.

Amortization and Maturity

The ABL Credit Agreement does not amortize and will terminate on September 30, 2025.

The Term Loan Credit Agreement amortizes at 1% per annum paid in four equal quarterly installments with the remainder due and payable on October 15, 2028.

Guarantee and Security

All obligations of the Borrowers under the ABL Credit Agreement, the Term Loan Credit Agreement and, at the option of the Borrowers, the obligations of the Borrowers or any of their restricted subsidiaries under certain hedge agreements and cash management arrangements provided by any lender party to the ABL Credit Agreement or any of its affiliates and certain other persons will be unconditionally guaranteed by the Borrowers, Holdings and certain of the Borrowers’ existing and subsequently acquired or organized direct or indirect material wholly-owned U.S. restricted subsidiaries, with customary exceptions.

All obligations of the Borrowers under the ABL Credit Agreement, the Term Loan Credit Agreement and, at the option of the Borrowers, certain hedge agreements and cash management arrangements provided by any lender party to the ABL Credit Agreement or any of its affiliates and certain other persons, and the guarantees of such obligations, will be secured, subject to permitted liens and other exceptions, by (i) a perfected pledge of all

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the capital stock of each direct, wholly owned material restricted subsidiary held by the Borrowers, Holdings and each subsidiary guarantor (limited to 65% of the capital stock of certain subsidiaries and subject to customary exceptions) and (ii) a perfected security interest in substantially all other tangible and intangible assets of the Borrowers, Holdings and the subsidiary guarantors, subject to customary exceptions (the “Collateral”).

The Term Loan Facility is senior in right of payment and secured on a first-priority basis with respect to the Collateral other than the ABL Priority Collateral (as defined below) (the “Term Priority Collateral”) and a second-priority basis with respect to the ABL Priority Collateral (as defined below). The Term Loan Facility is pari passu in right of payment with the ABL Credit Agreement.

The ABL Credit Agreement is senior in right of payment and secured on a first-priority basis with respect to, subject to certain exceptions, accounts receivable (including credit card receivables), inventory, cash, cash equivalents, securities and deposit accounts, general intangibles and certain other assets, in each case, to the extent evidencing or reasonably related to the foregoing (other than capital stock and intellectual property), and books and records to the extent related to the foregoing and, in each case, proceeds thereof (the “ABL Priority Collateral”) and a second-priority basis with respect to Term Priority Collateral.

Certain Covenants and Events of Default

The Term Loan Credit Agreement and the ABL Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, the Borrowers’ ability and the ability of the restricted subsidiaries of the Borrowers to:

•	incur additional indebtedness and guarantee certain indebtedness;

•	create or incur liens;

•	engage in mergers or consolidations;

•	sell, transfer or otherwise dispose of assets;

•	pay dividends and distributions or repurchase capital stock;

•	prepay, redeem or repurchase certain indebtedness;

•	make investments, loans and advances; and

•	enter into certain transactions with affiliates.

The above restrictions, including the restriction regarding the ability of the Company to pay dividends and distributions or repurchase capital stock, can have an adverse affect on our liquidity, particularly if distributions from our operating subsidiaries are insufficient to meet our obligations under our debt. There are, however, exceptions to certain of those restrictions to pay for our general corporate operating and overhead expenses, taxes, and certain other fees and expenses. If an event of default occurs, the lenders under the Term Loan Facility and/or the ABL Credit Agreement will be entitled to take various actions, including the acceleration of amounts due under the Term Loan Facility and/or the ABL Credit Agreement and all actions permitted to be taken by secured creditors. The Term Loan Facility will cross-default, upon a payment event of default under the ABL Credit Agreement or acceleration of the indebtedness under the ABL Credit Agreement following an event of default under the ABL Credit Agreement and will cross-default to any other indebtedness in a principal amount in excess of the greater of (x) a specified dollar amount and (y) an amount equal to a specified percentage of our pro forma consolidated EBITDA for the most recent four fiscal quarter period. The ABL Facility will cross-default to an event of default under the ABL Credit Agreement.

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Senior Secured Notes

On September 30, 2020 Specialty Building Products Holdings, LLC, a Delaware limited liability company and SBP Finance Corp., a Delaware corporation, together as Co-Issuers, issued $600,000,000 in aggregate principal amount of 6.375% senior secured notes due 2026 and on November 5, 2020, the Co-Issuers issued an additional $50,000,000 in aggregate principal amount of 6.375% senior secured notes due 2026 and on January 21, 2021, the Co-Issuers issued an additional $75,000,000 in aggregate principal amount of 6.375% senior secured notes due 2026 (collectively, the “Senior Secured Notes”). The Senior Secured Notes were issued pursuant to an indenture dated as of September 30, 2020 (as supplemented by the First Supplemental Indenture dated as of November 5, 2020, as further supplemented by the Second Supplemental Indenture dated as of January 21, 2021 and as further amended and supplemented from time to time, the “Indenture”), among the Co-Issuers, the Guarantors party thereto, and Ankura Trust Company, LLC, as trustee and as collateral agent for the Senior Secured Notes. As of October 3, 2021, there is $                in aggregate principal amount of 6.375% senior secured notes due 2026 outstanding.

Accounts Receivable Factoring Agreement

Pursuant to the terms of the Account Purchase Agreement, we may elect to receive advances for receivables from a single customer for sales in Canada and the United States. Proceeds from transfers under the Account Purchase Agreement reflect the face value of accounts receivable, net of expected rebates and discounts, less a factor’s fee. The factor’s fee is equal to 0.075% of the face value of accounts receivable, net of expected rebates and discounts. There are contractual limits on the amounts of accounts receivable that can be transferred, and we are charged interest on the total amount outstanding on the secured loan equal to LIBOR plus 1.25% per annum. As of January 3, 2021 and December 29, 2019, we recognized a liability of $21,382 and $15,136, respectively, which is recorded as a factor loan payable in the Consolidated Balance Sheets. We provide collection services on the factored accounts but does not receive any fees for acting as the collection agent, and as such have not recognized any servicing assets or liabilities as of January 3, 2021 and December 29, 2019. In addition, we recorded interest expense under this program in the Consolidated Statements of Operations of $335, $670, and $192 for the years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively.

Equipment Notes

We have a master agreement with a bank which provides for borrowings for the purchase of equipment, subject to approval by the bank. We currently have three equipment notes outstanding under this master agreement that expire on various dates through 2022. Principal and interest at approximately 4% are due monthly under these agreements. Borrowings outstanding under this agreement at January 3, 2021 and December 29, 2019 totaled $775 and $1,294.

Historical Cash Flows

Information about our cash flows for fiscal years 2020, 2019 and 2018 is presented in our statements of cash flows and is summarized below:

	Fiscal Year
(in thousands)	2020	2019	2018
Net cash provided by (used in):
Operating activities	24,788	(436)	(16,650)
Investing activities	(54,128)	(4,093)	(267,668)
Financing activities	36,961	6,465	286,139

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Net cash flows used in operations

Net cash flow from operations for fiscal year 2020 was an inflow of $24.8 million compared to an outflow of $0.4 million for fiscal year 2019, a difference of $25.2 million in operating cash flow performance in fiscal year 2020. The increase in cash inflows was primarily due to accrued interest expense and customer rebates increasing, and other net working capital accounts decreasing compared to the previous period.

Net cash flow from operations for fiscal year 2019 was an outflow of $0.4 million compared to an outflow of $16.7 million for fiscal year 2018. The decrease in net cash used in operations was driven primarily by an increase in inventory due to new product initiatives being introduced into the company.

Net cash flows used in investing activities

Net cash used in investing activities was $54.1 million for fiscal year 2020 compared to $4.1 million for fiscal year 2019, an increase in use of cash of $50.0 million. The increase is attributable to the acquisition of Mid-State Lumber.

Net cash used in investing activities was $4.1 million for fiscal year 2019 compared to $267.7 million for fiscal year 2018, a decrease of $263.6 million. The decrease in cash outflow was primarily driven by a reduction of $266.1 million in cash outflow with respect to purchases of businesses, net of cash acquired in fiscal year 2019 compared with fiscal year 2018. These were related to the acquisitions completed in 2018.

Net cash flows provided by financing activities

Net cash flow provided by financing activities was $37.0 million in fiscal year 2020 compared to $6.5 million in fiscal year 2019, an increase of $30.5 million. The net increase in cash inflows from financing activities was driven mainly by new bond proceeds partially offset by the repayment of our term loan facility and a distribution to shareholders.

Net cash flow provided by financing activities was $6.5 million in fiscal year 2019 compared to $286.1 million in fiscal year 2018, a decrease of $279.6 million. The cash flow provided by financing activities for fiscal year 2019 was primarily related to drawings under revolving lines of credit, which were largely offset by repayments of drawings under revolving lines of credit and repayment of term debt. The significant cash flow provided by financing activities in fiscal year 2018 was predominately related to the incurrence of indebtedness to fund the 2018 acquisitions, which was partially offset by the refinancing of existing indebtedness and the repayment of revolving lines of credit.

Internal Control Over Financial Reporting

In connection with the preparation of our financial statements as of and for the fiscal years ended 2018, 2019 and 2020, we identified certain control deficiencies in the design and maintenance of our internal control over financial reporting that constituted material weaknesses in internal control over financial reporting.

We lack a sufficient complement of accounting and financial reporting resources with the appropriate level of knowledge, experience and training required to meet the reporting requirements of a publicly traded company. This material weakness contributed to the following additional material weaknesses:

•

We did not design and maintain formal accounting policies, procedures and controls to support complete, accurate and timely financial accounting, reporting and disclosures, including with respect to revenue and period-end financial reporting. Also, we did not design and maintain effective controls relating to the accuracy and occurrence of the accounting for revenues to ensure the accuracy of customer order entry and master data, including price and ensure appropriate segregation of duties and controls to verify the financial statements are presented and disclosed completely and accurately;

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•

We did not design and maintain effective controls over segregation of duties related to journal entries and account reconciliations. Specifically, certain personnel have the ability to both create and post journal entries and also prepare account reconciliations;

The above material weaknesses did not result in material misstatements to the consolidated financial statements. Additionally, these material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

•

We did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain i) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel; and (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored.

These IT deficiencies did not result in any misstatements to the financial statements, however, the deficiencies, when aggregated, could impact the Company ‘s ability to maintain effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

We are in the process of implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses. These measures include:

•

Actively recruiting and hiring additional accounting and financial reporting personnel with the requisite technical and SEC reporting experience combined with expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under SEC rules and regulations.

•	Implementing formal policies, procedures and control activities combined with delivery of training on standards of documentary evidence.

•

Designing and implementing procedures and controls to incorporate enhanced segregation of duties, documentation standards and review protocols within our processes associated with manual journal entries and account reconciliations.

•	Designing and engaging in the implementation of an IT general controls framework that addresses risks associated with user access and security, application change management and computer operations.

We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. See “Risk Factors—Risks Related to Our Business and Industries—We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate our material weaknesses, or if we otherwise fail to establish and maintain effective internal control over financial reporting, we may be unable to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and, as a result, the value of our common stock”.

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Quantitative and Qualitative Disclosures about Market and Other Financial Risk

Our operations expose us to various financial risks. We have a risk management program in place, as approved by the Board of Directors of the Company, which seeks to limit the impact of our currency exchange rate risk.

The sections below present further information about our exposure to the risks arising from our use of financial instruments and our objectives, policies and processes for measuring and managing the risk.

Concentration of Credit Risk

We maintain our cash in bank deposit accounts through our primary relationship bank which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts. Our management monitors the financial status of our primary bank and believes it is not exposed to any significant credit risk on cash.

We had one major supplier that accounted for approximately 13%, 10% and 16% of purchases for the years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively. We had one major supplier that accounted for approximately 29% and 40% of the total accounts payable balances at January 3, 2021, December 29, 2019, respectively.

We had one major customer that accounted for approximately 15% of total net sales for the years ended January 3, 2021 and December 29, 2019. We had no major customers that accounted for more than 10% of net sales for the year ended December 30, 2018. We had no major customers that accounted for more than 10% of total accounts receivable at January 3, 2021 and December 29, 2019.

Insuring Receivables from Third Parties

We are subject to the credit risk of our customers because we provide credit to our customers in the normal course of business. All of our customers are sensitive to economic changes and to the cyclical nature of the residential construction markets. All customers have a credit limit and payment terms. A customer’s account stays open unless there is a material change in their business or the customer fails to abide by the credit limit and payment terms. We utilize a credit insurance program with two independent third parties to insure accounts receivable from certain named customers. One policy provides for an annual $450,000 deductible and 10% coinsurance per claim. The other policy has no annual deductible and has a 10% coinsurance per claim. The allowance for credit losses was $955,000 and $648,000 at January 3, 2021 and December 29, 2019, respectively.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements in fiscal years 2020 and 2019.

Critical Accounting Policies and Estimates

A summary of our significant accounting policies is included in note 1 to our annual audited consolidated financial statements, included elsewhere in the prospectus of which this registration forms a part. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our estimates and assumptions are based on historical experiences and changes in the business environment. Actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that could have a significant impact on the reporting of our financial condition and results of operations and require management judgment. Our critical accounting policies and estimates are described below.

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Revenue Recognition

Substantially all our sales are from the provision of products to customers under customer contracts and purchase orders. Revenue is measured at the amount of consideration expected to be received in exchange for providing the products, net of customer deductions. Customer deductions provided for discounts, incentives and other pricing adjustments are determined by customer-specific agreements and historical experience. Revenue is recognized when control of the product is transferred to the customer. Depending upon the terms of the contract, this may occur at the time of delivery or shipment. Payment terms are generally between 10 and 30 days from shipment. All amounts billed to a customer in a sales transaction related to shipping and handling, if any, represent revenue earned for the goods provided and are classified as sales.

Employee Compensation Plans

We have established an incentive-based compensation plan to advance the interest of the Company by providing the incentive units to key employees. These units under the plan are intended to be treated as “profits interests” under IRS Revenue Procedure 93-27 and IRS Revenue Procedure 2001-43. A portion of these units are performance based and vest upon the sale of the partnership, while the other portion vests over time. For the time-vesting units, unless earlier terminated or forfeited, 20% of the units will vest on each of the first five anniversaries of the effective date, if there has not been a cessation of the employee’s employment. One hundred percent (100%) of the units will vest upon the occurrence of a sale of the partnership, provided, the employee has maintained continuous employment by us through the effective date of the sale. No units have been forfeited or cancelled as of the end of fiscal year 2020.

The profits interests are recorded as a liability. For the years ended January 3, 2021, December 29, 2019 and December 30, 2018, $10,683, $486 and $474 was recorded, respectively, as compensation expense, based on the value and the vesting portion of the time based units. There was no compensation expense recorded for the performance-based units.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures (ASC 820), defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date.

Level 1	Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2

Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

ASC 820 also applies to measurements under other accounting pronouncements, such as ASC 825, Financial Instruments (ASC 825) that require or permit fair value measurements. ASC 825 requires disclosures of the fair value of financial instruments. Our financial instruments include cash, accounts receivable, accounts payable, accrued expenses, line of credit, stock-based compensation liability, and long-term debt.

Our nonfinancial assets such as property and equipment, goodwill and intangible assets are not measured at fair value on a recurring basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence that impairment may exist.

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Income Taxes

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, the subsidiary considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Management’s estimate of the potential outcome of any uncertain tax issue is subject to its assessment of relevant risks, facts and circumstances existing at that time. The Company accounts for uncertain tax positions in accordance with ASC 740 and records a liability when such uncertainties meet the more.

Acquisitions

The Company accounts for all acquisitions in accordance with ASC 805, Business Combinations, (ASC 805) which requires that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The excess of the purchase price over the fair value of the assets less liabilities is recognized as goodwill.

The process for estimating fair value of intangible assets, certain tangible assets, assumed liabilities and contingent consideration requires the use of judgment to determine the appropriate assumptions. ASC 805 defines the measurement period by which purchase price adjustments should be finalized as not to exceed one year from the acquisition date. Certain adjustments to the preliminary estimates of fair values of assets and liabilities made subsequent to the acquisition date, but within the measurement period, which is one year or less, are recorded in goodwill. Acquisition costs are expensed as incurred and are reported as general and administrative expenses.

Accounting Pronouncements Recently Adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02 (Topic 842), Lease Accounting. On December 31, 2018, we adopted this standard using the modified retrospective approach and applied it to all leases. ASC 842 establishes a new lease accounting model for leases. The most significant changes include the clarification of the definition of a lease, the requirement for lessees to recognize for all leases a right-of-use asset and a corresponding lease liability in our Consolidated Balance Sheets, and additional quantitative and qualitative disclosures which are designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. Lease expense will continue to be recognized in the Consolidated Statement of Operations in a manner similar to prior accounting guidance.

On January 1, 2018, the Company adopted ASC 606: Revenue from Contracts with Customers (ASC 606) and applied it to all contracts using the modified retrospective method. There was no impact of applying ASC 606 on initial adoption at January 1, 2018 or for the years ended January 3, 2021, December 29, 2019 and December 30, 2018, however, the adoption of this guidance resulted in additional quantitative disclosures to disaggregate revenue by category.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is an update to existing guidance under the Investments topic of the Codification. This update introduced a new impairment model for financial assets, known as the current expected credit losses (“CECL”) model that is based on expected losses rather than incurred losses. The CECL model requires an entity to estimate credit losses on financial assets, including trade accounts receivable, based on historical information, current information and reasonable and supportable forecasts. Under this guidance companies record an allowance through earnings for expected credit losses upon initial recognition of the financial asset. We adopted the applicable aspects of this guidance on a modified retrospective basis as of December 30, 2019. The adoption of this guidance did not have a material impact on our consolidated financial statements.

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In January 2017, the FASB issued ASU No. 2017-04, Goodwill and Other, Simplifying the Test for Goodwill Impairment. This guidance removes Step 2 of the goodwill impairment test, which required a hypothetical purchase price allocation. A goodwill impairment is now the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance remains largely unchanged. We adopted this guidance effective December 30, 2019. This guidance only impacts our consolidated financial statements if there is a future impairment of goodwill.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements on fair value measurements by removing, modifying and adding certain disclosure requirements in ASC 820. ASU 2018-13 is effective for our annual and interim periods beginning after December 15, 2019. We adopted this standard as of December 30, 2019 and the adoption of this guidance did not have a material impact on our consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

Below we present GAAP standards or interpretations that are not yet effective that may have a material impact on our financial condition, results of operations or cash flows.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The purpose of ASU 2020-04 is to provide optional guidance for a period of time related to accounting for reference rate reform on financial reporting. It is intended to reduce the potential burden of reviewing contract modifications related to discontinued rates. The amendments and expedients in this update are effective as of March 12, 2020 through December 31, 2022 and may be elected by topic. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, an update to existing guidance under the Income Taxes topic of the Codification. This updated guidance simplifies the accounting for income taxes by removing certain exceptions to the general principles in the Income Taxes topic. This guidance is effective for public companies annual and interim periods beginning after December 15, 2020. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which reduces complexity for the accounting for costs of implementing a cloud computing service arrangement and aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). We will adopt this guidance prospectively on January 4, 2021. The impact of this guidance will depend on the expenditures incurred that are within the scope of the new standard. We do not expect these expenditures to be material.

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BUSINESS

Overview

We believe we are the largest and fastest growing distributor of branded specialty building products in the United States. Over the last ten years, we have grown revenues at an approximate compound annual growth rate (“CAGR”) of 23.0% and transformed our business into a national distribution platform with 35 locations serving 42 states and all provinces in Canada. We serve a critical role and function in the residential building products supply chain and provide value-added services across our footprint. We focus on high growth, specialty product categories including composite decking and railing, exterior siding, exterior trim, weather resistant barriers, moulding, specialty doors and engineered wood products, and many of our products are benefiting from long-term secular growth trends such as investment in outdoor living spaces, material substitution and architectural design. Our products are primarily used in the residential housing market, with balanced exposure across repair and remodel (“R&R”) and new construction markets. We offer our comprehensive portfolio of over 37,000 stock keeping units (“SKUs”) to more than 22,000 customer locations including national, regional and local professional dealers, home improvement retailers and other providers of building products. Our suppliers include many of the leading consumer and trade branded products in the building products industry. Based on management estimates, we believe we are nearly three times the size of our largest competitor. In addition, we are a values-based organization and have a well-established reputation in the industry.

We serve as a critical link in the building products supply chain, connecting over 200 suppliers to more than 22,000 customer locations. Over our history, we have developed strong, trusted relationships with our customers and suppliers as a result of our ability to navigate complex supply chains, which often consist of high SKU counts, long lead times, large minimum order quantities, and just-in-time delivery requirements of bulky and cumbersome items. We have leveraged our scale, market leadership, and geographic and customer reach to secure distribution rights for products from many leading suppliers. In fiscal year 2020, approximately 85% of our sales were from products for which we had formal or practical exclusivity. This includes suppliers with leading consumer brands such as Trex, LP SmartSide and James Hardie, where we have established leading share positions across many of our markets. We believe we are the largest supplier of Trex composite decking and railing and LP SmartSide products in the geographic markets in which we operate. Since we established our relationship with Louisiana Pacific in 2017 through fiscal year 2020, we have grown our LP SmartSide net sales at a CAGR of approximately 220%, or to approximately $120 million. Our growing partnership with Trex is an example of the strength of our service offering, geographic breadth, and customer reach as we have displaced under-performing competitors in a broad distribution territory and have significant runway for future growth.

We believe our longstanding commitment to developing strategic relationships with suppliers, broad offering of high-value products that are readily available, differentiated technical expertise, superior customer service and value-added services have enabled us to significantly grow our market and wallet share within our customer base. In addition, we have bolstered our customer relationships with our extensive field service organization, managing product assortment, inventory levels and merchandising for select customers and product categories. We believe we have significant opportunity to further expand our market leadership, product offering, geographic footprint and customer and supplier base. The depiction below illustrates our compelling value proposition for both suppliers and customers.

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As we have expanded our business throughout North America, we have made significant investments in our operating infrastructure with leading technology systems that are highly scalable. We integrate proprietary data collection, warehousing and analytics with customized business intelligence systems across our footprint. Our proprietary systems allow us to see the gross margin, operating expense, and income characteristics of transactions and even line items within transactions in real time. Rolling up this data using our technology toolset allows us unique insight into relative profitability of customers, products and services. This allows us to continually optimize our business across North America and at the local level, where our branch managers are empowered by these systems to make locally-optimized pricing, service level, and sales force decisions. We believe all of this enables us to intentionally design the business for enhanced profitable growth by providing our corporate and field management with clarity on the drivers of our profitability. We also believe our investment in technology is a key differentiator and a significant competitive advantage for us as we are able to provide our suppliers with unique insights into their product performance in various markets and also partner with our customers to optimize the timing, quantity, and frequency of their purchases. Moreover, we have equipped our sales force with mobile tools to serve our customers more quickly and efficiently, and we have created customer-facing on-line tools for merchandising our products. Our technology and commitment to the use of data empowers decision-making at every level and, we believe, provides us with strong and scalable foundation for growth and long-term competitive advantages in our industry.

We focus on high-value, high-margin products, many of which are growing faster than the overall market by partnering with premier brands. Our product breadth and expansive geographic presence across North America allows us to serve as a one-stop-shop for national, regional and local customers. We offer a comprehensive selection of more than 37,000 SKUs across a variety of categories including exterior siding, trim, and finish products, moulding and millwork products, composite decking and railing products, specialty doors, interior finish products and engineered wood products, among others. The table below provides a summary overview of our key product categories.

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We have a diverse sales mix across our product categories, customers, end markets and geographies. In fiscal year 2020, we derived approximately 45% of our net sales from local / independent professional dealers, 22% from national professional dealers, 15% from home improvement retailers, 11% from original equipment manufacturers (“OEMs”) and 7% from roofing distributors. Importantly, we have balanced exposure to both the R&R and new construction end markets, with approximately 48% of net sales attributable to R&R-based activity, and approximately 41% of net sales attributable to new construction. We expect that our end markets will continue to grow as a result of limited housing supply, low interest rates, rising home equity levels and a large installed base of aging homes in need of refurbishment. In addition, many of the products we sell are well positioned to benefit from favorable long-term demand trends driven by continued consumer investments in outdoor and indoor living spaces and material conversion as consumers increasingly prefer sustainable, low-maintenance building materials over traditional building materials. The charts below illustrate our net sales by product, customer type and end market.

We are a values-based organization built around a core commitment to “do the right thing; even when it is hard.” We highly value all of our stakeholders: our customers, suppliers, employees, investors, and the communities in which we operate. We are committed to the core value of “using our influence to have a uniquely positive impact” on the people that we touch. In furtherance of these values, we are focused on sustainability and have implemented several initiatives to reduce our impact on the environment. We partner with leading consumer

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brands of specialty building products such as Trex and James Hardie who are committed to conservation, diverting waste from landfills and reducing their carbon footprint as they develop durable products primarily from recycled materials. Our sales force works to educate consumers about the benefits of sustainable specialty building products in an effort to accelerate the adoption of these products. Our wood-based products are sourced from suppliers such as ARAUCO and Louisiana Pacific, who only engage in certified Sustainable Forestry practices. ARAUCO has become the first certified carbon neutral forestry company in the world as a result of its responsible management of forests and plantations. The sustainable management of timber plantations reduces the impact of deforestation on natural forests and increases the capture of carbon dioxide. We leverage our business intelligence systems to not only assist in profitability growth, but also help us drive efficiency and sustainability throughout our organization. We are focused on Environmental, Social & Governance (“ESG”) matters by living our values and prioritizing employee wellness, as well as being committed to sourcing environmentally friendly products, reducing waste, and improving productivity across our operations.

We are a leading consolidator within the specialty building products distribution industry. We have completed six acquisitions since 2017, and we believe we have a strong pipeline of future acquisition opportunities to further complement our existing business and expand our growth. Our organic and acquisition-driven growth strategies have led to significant increases in net sales and Adjusted EBITDA. In fiscal year 2020, we generated net sales, net income and Adjusted EBITDA of $1,670 million, $18 million and $127 million, respectively. From fiscal years 2018 to 2020, net sales and Adjusted EBITDA increased at a CAGR of 30.2% and 58.8%, respectively. For discussion of our use of Adjusted EBITDA and reconciliation to net income, the most directly comparable GAAP metric, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The charts below show our net sales and net sales growth, net income and net income margin, and Adjusted EBITDA and Adjusted EBITDA margin from fiscal years 2018 to 2020.

Our Industry

Our products are widely used across several large, attractive markets within the North American residential housing industry. We serve the specialty building products market, which we define as the market for exterior siding, composite decking and railing, trim and finish, moulding and millwork, specialty doors, interior finish, engineered wood systems, and other specialty building products.

We expect the overall North American housing industry will continue to benefit from strong secular growth drivers, including the structural undersupply of new homes, aging housing stock, shifting demographics, and evolving consumer preferences. Within the specialty building products market, there are a number of compelling secular growth trends that are driving above average growth across our product categories, including outdoor living, material substitution and the “Home Fortress” mentality, which refers to the increased focus and demand

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for advanced architectural and design elements, and trends towards craftsman and farmhouse-style homes. As the largest distributor of specialty building products in North America according to Principia, we believe our product portfolio is well positioned to benefit from these trends and deliver above average growth in each of our core product categories, as we have done historically.

The vast majority of our product categories serve the residential R&R and new construction end-markets, and include exterior siding, trim and finish, moulding and millwork, composite decking and railing, specialty doors, interior finish, engineered wood systems, and other specialty building products. Principia estimates our total addressable demand in these markets to be approximately $55 billion annually. Based on data provided by Principia, the total annual demand for our key product categories increased at a 6.2% CAGR from fiscal years 2018 to 2020 and is expected to grow at a 11.0% CAGR from fiscal years 2020 to 2023, reaching $76 billion by fiscal year 2023. We believe that our product offerings position us within the highest growth segments of each of our product categories, where our products benefit the most from the key secular growth trends referenced above.

We have diversified end market exposure within the residential housing industry and across the specialty building products market. The vast majority of our sales are generated by activity in the R&R and new construction end markets, of which contribution to total fiscal year 2020 net sales was $800 million, or 48% of total net sales, and $683 million, or 41% of total net sales, respectively. Both the R&R market and new construction market accelerated in fiscal year 2020 and each are expected to continue to grow as a result of favorable demographic trends, limited inventory, aging housing stock, shifting consumer preferences, low interest rates and record home equity. A substantially smaller portion of our sales comes from activity in the multi-family and OEM end markets, where contribution to total fiscal year 2020 net sales was $186 million, or 11% of total net sales.

Based on data from the National Association of Home Builders, there were approximately 1.4 million total annual housing starts in the United States in 2020, an increase of 7% from 2019. According to the Rosen Consulting Group, in a study using data from the U.S. Census Bureau and the National Association of Home Builders, the U.S. housing sector is currently undersupplied by approximately 5.5 million homes. The study estimates that U.S. housing starts would need to accelerate to more than 2 million housing units per year over the next 10 years in order to balance demand. This represents an increase of more than 700,000 units per year (or approximately 60%) relative to the pace of housing production in 2020. As such, we expect residential new construction demand to remain strong over the long term. In addition, while 2021 has been a strong year in the market, there have been a number of limiting factors that have constrained growth, including industry-wide supply shortages and disruptions, labor constraints and price fluctuations. We believe these factors have led to above-average backlog which gives us confidence in strong continued growth and demand for our products for the foreseeable future.

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The U.S. Census Bureau estimated the median home age in the United States of 41 years in 2019, an increase of 41% since 2000. According to estimates from the Home Improvement Research Institute annual spend on the home improvement and products market was $460 billion in 2020, and this figure is expected to grow at an approximate CAGR of 5.6% over the next four years to $570 billion in 2024. We expect that aging housing stock, low interest costs, rising home prices and associated increases in underlying home equity will continue to drive strong demand for R&R projects.

Near-term multi-family starts are expected to be influenced by shifting consumer preferences and higher vacancies in metropolitan centers borne by the COVID-19 pandemic. According to the National Association of Home Builders, multi-family construction starts are expected to reach 420,000 units in 2022, growing at a 3.4% CAGR since 2020.

We believe we are well positioned to benefit from favorable and accelerating secular growth trends in our markets and across our product categories. These trends include materials substitution, outdoor living, and the “Home Fortress” mentality. We expect further penetration by composite products across our product categories as advances in materials science improve product quality, affordability and design optionality for our customers. For example, according to Principia, the composite decking market grew at an attractive 15.7% CAGR from 2018 to 2020, increasing its penetration of the broader decking market from 19.1% in 2018 to 22.2% in 2020. We believe there is substantial opportunity for further penetration of composite products across our decking, railing and exterior siding, trim and finish categories as shown below.

The COVID-19 pandemic has resulted in people spending extended amounts of time at home, which has served to accelerate repair and remodel spend. We believe hybrid work models will continue to drive spending inside and outside the home, benefitting all of our product categories, including composite decking and railing, exterior siding, moulding and millwork, and trim and finish. We believe the outdoor living market is currently growing at approximately twice the rate of the broader repair and remodel market. This is a trend that is expected to continue long-term, particularly as homeowners choose to spend more leisure time outdoors and an increasing number of Millennials enter the housing market. Inside the home, repair and remodel activity is increasingly influenced by design trends and the “Home Fortress” mentality, where we are seeing a shift in consumer preferences driving higher demand for advanced architectural and design elements, including craftsman and farmhouse-style homes. These trends benefit our interior finish and moulding product categories, in particular.

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Our Competitive Strengths

Leading Distribution Platform in Specialty Building Products

We are a leading distributor of specialty building products and have built an expansive geographic footprint across a highly fragmented market. We believe we have established leading market share positions in all of our products. In addition, we are a leader in all geographic markets we serve, enabling us to strengthen long-term relationships with our customers and suppliers. We believe we have cultivated the industry’s largest and broadest portfolio of high-growth, high-margin branded products benefiting from secular growth trends including outdoor living, material conversion, and the “Home Fortress” mentality. Our scaled North American platform combined with our knowledge of local markets positions us as the preferred strategic growth partner for our suppliers as approximately 85% of our sales are from products where we have formal or practical exclusivity. In addition, our scale and leadership position across an extensive geographic and customer footprint provides us with access to premier consumer and trade brands that are well-recognized by customers for their high quality, unique aesthetic designs and superior performance. We have leveraged these capabilities to develop meaningful partnerships with Trex, James Hardie, LP SmartSide, and Therma-Tru as well as others. For example, we increased net sales attributable to LP SmartSide products to approximately $120 million in 2020, or at a CAGR of approximately 220% from 2017 to 2020. We believe our significant scale, national reach and differentiated service capability position us to drive significant organic growth by expanding and strengthening our relationships with key suppliers, introducing new specialty products and increasing share with existing customers.

Broad Product Portfolio of Leading Brands across Large, High Growth Categories Benefiting from Long-Term Industry Tailwinds

We believe we offer the industry’s most comprehensive portfolio of high growth specialty building products that are benefiting from significant above-market growth as a result of structural, sustainable shifts in the market. With over 37,000 SKUs from more than 200 suppliers, our broad product offering creates a “one-stop” shop for customers and provides unique access to premier consumer and trade brands such as ARAUCO, James Hardie, LP SmartSide, Trex and Royal Group, among others. This comprehensive product portfolio provides a significant competitive advantage given our ability to fulfill demand for a diverse set of highly customized products across our footprint. Our products are benefitting from favorable supply and demand fundamentals such as a limited housing supply, low interest rates, rising home equity levels and a large installed base of aging homes in need of refurbishment. In addition, many of the products we supply are benefiting from secular growth trends such as outdoor living, material conversion, and the “Home Fortress” mentality. Outdoor living-related products are growing twice as fast as the overall R&R market given increasing consumer investment in outdoor living spaces. In addition, improving technology and material science capabilities of our suppliers have enhanced the quality, aesthetics and performance of materials such as composite decking and railing, polyvinyl chloride (“PVC”) and composite exterior trim, fiber cement and composite siding, composite mouldings and engineered wood systems. We believe we are the largest supplier of Trex composite decking and railing in the markets in which we operate. We believe there is a significant opportunity for further market penetration by these composite products. For example, composite decking represented approximately 22% of the decking market, in terms of linear feet sold in 2020, and is estimated to grow to approximately 50% of the market over time, according to The AZEK Company. We believe our product categories present substantial growth opportunities in the coming years and that our leading scale, comprehensive portfolio and strategic supplier relationships position us to capitalize on these highly attractive markets.

Critical Supply Chain Partner Delivering Compelling Value Proposition to Customers and Suppliers

We play an essential role in the supply chain for rapidly growing specialty building products, connecting a diverse set of leading suppliers to a highly fragmented customer base, and serving more than 22,000 unique customer locations. Over time, we have developed long-term relationships with our suppliers and customers to become a trusted partner for products that are high SKU count, have long lead times and exhibit low turnover. Our suppliers value our local market knowledge and extensive sales force as well as our ability to distribute their

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products to fragmented markets, provide timely delivery in job-lot quantities and offer value-added services. As a result, we are able to benefit from strategic supplier agreements, favorable access to selected product lines and greater product availability. For example, in most markets, we are one of only two distributors contracted by leading suppliers such as Trex and James Hardie, as well as others to distribute their products. In fiscal year 2020, approximately 85% of our net sales were from products with formal or practical exclusivity. Our customers rely on us for our product breadth and availability, knowledgeable sales force and technical expertise as well as our purchasing scale, just-in-time delivery capability, and value-added services such as remanufacturing and pre-finishing. We also have an extensive field service organization serving home improvement retailer locations where we are responsible for managing product assortment, inventory levels, and merchandising for selected product categories. For example, we have over 500 people managing the moulding aisle for more than 800 Home Depot locations. We believe our combined capabilities for both suppliers and customers provide us with significant and sustainable competitive advantages relative to smaller, local players.

Highly Scalable Platform Leveraging Proprietary Technology and Data Analytics to Drive Profitable Growth

We have invested significant resources into building a highly scalable operating infrastructure with advanced technology systems that we believe are best-in-class amongst specialty building products distributors. With all of our branches operating under a common information technology architecture, we empower local, real-time decision-making and enhance visibility across the platform to better understand the key drivers of growth and profitability. Our proprietary data warehouse and business intelligence systems allow us to see the gross margin, operating expense, and income characteristics of a large majority of our transactions, enabling us to analyze relative profitability for each customer and product. These key insights enable our corporate and local management teams to make informed business decisions that drive our product mix, pricing, inventory management, and growth strategies. As a result, we have been able to deliver consistent top line growth, significantly reduce our overhead expense, based on a percentage of net sales, and expand our net income and Adjusted EBITDA margins by approximately 230 and 250 basis points, respectively, from fiscal years 2018 to 2020. We believe investing in technology provides us with a long-term competitive advantage in our industry, enhances our supplier and customer relationships, and affords us a strong foundation for future growth.

Attractive and Resilient Financial Profile

Over the past decade, we have built our platform into one of the largest distributors of specialty building products in North America, growing sales and Adjusted EBITDA every year, with increasing profitability. Since fiscal year 2018, we have increased our net sales at a CAGR of 30.2%, growing faster than our underlying markets, primarily driven by our strategic focus on products benefiting from secular growth tailwinds, proliferation of our products throughout our network, expansion into new geographies and contribution from accretive acquisitions. Furthermore, our Adjusted EBITDA increased at a 58.8% CAGR over the same period, benefiting from increased sales, product category expansion, operating expense efficiencies and synergies. We believe the diversified nature of our product categories, customer base, geographic footprint and end markets provides increased stability for our business relative to smaller, regionally- or locally-focused distributors. In fiscal year 2020, the largest concentration of our net sales was attributable to R&R activity, which is generally less cyclical than new construction. In addition, our branded specialty building products exhibit greater price stability when compared to commodity building products such as lumber, plywood and particleboard. On a quarterly basis during fiscal years 2019 and 2020, the average pricing volatility for our products was approximately 2% whereas the Random Lengths Index average price volatility was approximately 29%, according to RISI Inc. Our attractive margins, efficient working capital management and minimal capital expenditure requirements enable us to generate significant positive cash flow. We believe our attractive financial profile and resilient business model provides us with significant financial flexibility to repay debt, reinvest in our business and fund strategic acquisitions, and will ultimately enable us to drive long-term shareholder value creation.

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Proven Ability to Identify, Execute and Integrate Accretive Acquisitions

We believe we are the leading consolidator of specialty building products distributors that is focused on large, attractive and highly fragmented markets. Our management team has extensive experience utilizing a disciplined approach to identify, execute and integrate acquisitions, while maintaining an active pipeline of attractive consolidation opportunities across multiple product categories and geographies. We believe our industry leadership position, geographic footprint, strong reputation and values-based culture positions us as an acquirer-of-choice in our industry and allows us to achieve attractive multiples in our acquisitions. Since 2017, we have successfully completed six strategic acquisitions, representing approximately $775 million of LTM sales at the time of acquisition. We believe our recent acquisitions have strengthened our market position in several product categories and geographies, and also expanded our product offering into new categories. We believe we are a highly effective consolidation platform enhancing the operations of acquired companies by integrating them into our operating infrastructure and technology systems, while also realizing synergies from sales initiatives, procurement optimization, branch consolidation, overhead cost reductions and improved working capital management. For example, we were able to achieve significant synergies through our acquisition of Midwest Lumber Minnesota, Inc (“Midwest Lumber”) in 2018 by leveraging our new expanded footprint to win Louisiana Pacific’s Smart Side business as well as converting existing Midwest Lumber locations to supply Trex products. These changes increased our net sales attributable to Midwest Lumber at a CAGR of approximately 15% from fiscal years 2018 to 2020. We expect the execution of synergistic acquisitions to continue to be an integral part of our growth strategy.

Experienced and Values-Based Management Team with Strong Track Record of Execution

We believe our management team is among the most experienced in the industry, and is supported by a deep bench of branch managers with significant operational expertise, extensive customer and supplier relationships, and a proven ability to execute growth strategies across economic cycles. Our senior management team, consisting of our President and Chief Executive Officer Jeff McLendon, our Chief Financial Officer Ronnie Stroud, our Chief Operating Officer Bryan Lovingood and our Chief Commercial Officer, Carl McKenzie, has over 75 years of combined experience, and their continuity of leadership has provided both stability and a clear long-term vision for us for almost 20 years. Under their leadership, we have entered into new product categories and geographic markets, instilled a strong, values-based collaborative culture, and attracted and developed industry-leading talent, all while expanding the business from approximately $200 million in net sales and seven locations in fiscal year 2010 to approximately $1.67 billion in net sales and 35 locations in fiscal year 2020. Although our business has scaled rapidly, both organically and through strategic acquisitions, our culture and values remain core to our business. We value all of our stakeholders and we are committed to the core value of “using our influence to have a uniquely positive impact” on the people that we touch. Through Company-led initiatives such as “Thrive” and “Serve,” we encourage our employees to prioritize personal wellness and to better serve our communities and the people we directly influence. Further, our commitment to sustainability permeates our organization as we have adopted several strategies to reduce our impact on the environment. We partner with the leading consumer brands of specialty building products such as Trex and James Hardie who are committed to preserving natural resources as they develop long-lasting products from recycled materials. Our wood-based products are sourced from suppliers such as ARAUCO and Louisiana Pacific, who only engage in certified Sustainable Forestry practices. We believe the combination of our consistent strategic vision, leading market position and unique values-based culture, will allow us to continue to attract and develop high-performing talent critical to our success.

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Our Strategies

We intend to leverage our competitive strengths to deliver profitable, above-market growth and create shareholder value through the following core strategies:

Integrate our Full Product Suite Across our Network

Our approach to driving proliferation of our product portfolio across our footprint is two-fold: (i) cross-sell existing products into acquired markets; and (ii) cross-sell new products through existing markets.

(i) Cross-sell existing products into acquired markets

Our broad portfolio of leading brands enables us to leverage our network and cross-sell our existing products through newly added markets. Typically, new markets are added through acquisition and there is a significant opportunity to broaden our product offering within the newly acquired local market. Often our existing products are complementary, have significant customer and channel overlap, and strengthen our value proposition for customers and suppliers in the region. For example, subsequent to the opening of our Minneapolis branch through the acquisition of Midwest Lumber in 2018, we were successfully able to introduce LP SmartSide and Trex branded products to the market. We have been able to grow net sales from LP SmartSide and Trex to approximately $120 million and approximately $210 million, respectively, as of fiscal year 2020. As such, our composite decking and railing, and exterior siding, trim and finish categories have revenue growth at CAGRs of 55% and 12%, from $29 million and $42 million in fiscal year 2018, to $70 million and $53 million in fiscal year 2020, respectively, at the Minneapolis branch. Our cross-selling strategy enables us to leverage our scale advantages to capture share from competitors and fortify our position in new markets.

(ii) Cross-sell new products through existing markets

We have a proven track record of being able to introduce new products from our portfolio to existing markets across our footprint. Our broad portfolio of leading brands spans over ten different product categories, which provides ample opportunity to cross-sell into underpenetrated markets. We have successfully implemented this strategy in our most mature markets in the southern U.S., such as Atlanta, Jacksonville, Greenville, Mobile and Raleigh, where we sell products across all of our categories. We believe there is significant whitespace across our broader footprint to which we can apply this strategy and drive above-market growth. For example, the Reeb Acquisition provided us with a brand new product category, specialty doors, which we expect to cross-sell through all of our existing markets, and the DW Acquisition complemented our new specialty door business. According to Principia, our addressable market for the top 100 CBSAs in the markets we serve is $22 billion. See “Prospectus Summary—Recent Developments.”

Continue to Expand our Relationships with Existing Suppliers

In the markets we serve we are often the leading distributor for many of our core product categories. Our suppliers manufacture leading brands in categories that are growing above-market. As such, our ability to aggregate demand at scale and execute just-in-time delivery makes us an indispensable partner in our suppliers’ supply chains. Our broad geographical footprint enables our suppliers to access a larger percentage of the North American market through a single distributor relationship, which has economies of scale benefits for both parties and makes our relationship co-dependent. We seek to continue to deepen our relationships with existing suppliers by enabling their growth with our scale, which in turn allows us to grow with them as they penetrate new and existing markets. For example, our four year relationship with Louisiana Pacific began with our acquisition of NILCO in 2017, through which we acquired a distribution market for LP SmartSide siding products. Later in 2017, we expanded our Louisiana Pacific product offering to Engineered Wood Products. In fiscal year 2020, our LP SmartSide and Engineered Wood Products net sales were approximately $120 million, and approximately $134 million, respectively. Over this three year period, we added Louisiana Pacific products to our entire Eastern U.S. footprint, displacing incumbent distributors in each of those markets. Similarly, our relationship with Trex

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dates back to the early 1990s and, in fiscal year 2020 its core product categories represented approximately 13% of our net sales. When we acquired Midwest Lumber in 2018, Trex exited one distributor relationship and transitioned its product supply in those markets to us. We believe there is significant opportunity to continue to increase our distribution footprint alongside our suppliers over time.

Continue to Pursue Strategic, Accretive Acquisitions

The North American specialty building products market is highly fragmented and presents attractive opportunities for us to continue to grow through value enhancing acquisitions. Since 2017, we have executed four acquisitions to expand our platform across the U.S. and into Canada, and we closed two more acquisitions, the Reeb Acquisition and the DW Acquisition, in the fourth quarter of 2021. In aggregate, these six acquisitions represented approximately $775 million in LTM sales at the time of acquisition. We expect to be acquisitive going forward and continually monitor acquisition targets that we believe will expand our platform. We believe our relationship-based approach and track record of executing on the terms and timeline we commit to make us an acquirer-of-choice in our industry. We employ a disciplined approach to identify, execute, and integrate acquisitions that expand our geographic presence and complement our existing product offering. Our acquisition strategy also has the potential to create sales synergies by enabling us to cross-sell existing products through our acquired markets, as well as the potential to generate cost synergies. Our acquisition strategy has given the Company a broader geographic presence and an expanded product mix. Our experienced mergers and acquisitions team actively maintains a large pipeline of synergistic acquisition targets that we expect will continue to drive our growth.

Enter Attractive New Markets to Further Expand Geographic Presence

We believe there are significant opportunities to leverage our existing network of suppliers and customers to expand our geographic reach beyond the markets we currently serve. For example, our limited presence in the southwestern United States today represents significant whitespace for future growth. Historically, we have been able to successfully expand our geographic reach through the acquisition of well-run specialty distributors with strong market presence, such as our acquisitions of Alexandria Moulding Inc. (“Alexandria Moulding”) in 2018, Mid-State Lumber Corp. (“Mid-State Lumber”) in 2020 and DW Distribution in Q4 2021. Each of these acquisitions had strong supplier and / or customer overlap and expanded the breadth and depth of our product categories.

Expand Product Portfolio through Addition of Complementary, High-Growth Categories

We seek to expand our offerings by adding new product categories where there is strong customer overlap and potential for above average long-term growth. Similar to our existing portfolio, the most attractive product categories benefit from secular growth trends such as material substitution, outdoor living and the “Home Fortress” mentality. We believe that our specialty product expertise, differentiated scale and market reach makes us the preferred partner for suppliers to bring to market innovative new products. For example, in 2017 we helped our existing supplier, Louisiana Pacific, launch its SmartSide pre-finish and trim products. Often, suppliers with whom we do not have an existing relationship will approach us with new products they would like us to add to our portfolio. For example, in 2016 we began distributing Boral Limited’s TruExterior siding and trim products as part of our product offering, and as of fiscal year 2020, sales of TruExterior products have reached approximately $32 million, representing a CAGR of approximately 104.5% for the period. Lastly, we also pursue expansion into new product categories through acquisition. For example, the Reeb Acquisition expands our product portfolio to include specialty doors. The addition of new product categories generates tremendous cross-selling whitespace in all of our markets for future growth.

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Utilize our Scale and Operating Efficiencies to Enhance Profitability

We have invested significantly in our operating systems and infrastructure and believe that the investments we have made to date can support a much larger business than we have today. Our technologies enable real-time data collection across multiple source systems, including our enterprise resource planning system, logistics platform, and human resource information system. This data facilitates continuous optimization of product mix and fleet routes, product selection, and inventory management, reducing costs and reducing our overall environmental footprint. For example, our fleet optimization technology improves route efficiency, reducing driver headcount, miles driven, and ultimate fuel consumption. We leverage individual purchasing data through our customer analytics tools to inform customers of their purchasing habits and frequency. We are able to advise our customers how to optimize their purchasing, thus reducing overall shipping costs and avoiding unnecessary freight and rushed order costs. We will continue to utilize our technology platform to drive actionable, informed business decisions that enhance growth, strengthen efficiencies and improve profitability.

Continue to Invest in Attracting, Developing, and Retaining World Class Talent

We believe the success of our growth strategy and organization depends on our ability to attract, develop, and retain world class talent. Identifying, recruiting, training, integrating, and retaining qualified individuals requires significant time, expense, and attention. We will continue to invest in tools and programs to attract, develop, and retain our employees as we believe their development is critical to our culture and the execution of our strategies.

Business History

We were founded in 1987 in Duluth, Georgia as Atlantic Trading Company. Driven since 2003 by our current management team, we have grown into a leading specialty building products distributor within the markets in which we operate. We have grown geographically, both organically and through strategic acquisitions, including through the acquisitions of NILCO in 2017, Midwest Lumber and Alexandria in 2018 and Mid-State Lumber in 2020. We have also focused on expanding our specialty product offering to better serve our growing customer base. For example, the Reeb Acquisition will provide us with a brand new product category, specialty doors, which we expect to be cross-sold through all of our existing markets.

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We operate from 35 locations in North America, serving 42 states in the United States and all provinces in Canada, as detailed below.

Our Product and Service Offerings

Our ability to provide a comprehensive product offering is essential to our success. We supply a broad and deep line of specialty building products, with over 37,000 SKUs to more than 22,000 customer locations from over 200 suppliers. Our product portfolio includes siding, trim and other exterior products, composite decking and railing, moulding and other interior finish materials, engineered wood systems and other building products.

Exterior / Trim / Siding

Our exterior products include fiber cement siding and trim, cellular PVC trim, cedar lap and shake siding, engineered wood siding and trim and other high value wood and composite siding and exterior trim products. Exterior trim and siding sales are driven by both new construction and by repair and replacement activity, as these products are exposed to the elements and typically require replacement at regular intervals. The products we supply are growing at above-market rates as they benefit from material conversion trends and are taking share from traditional wood and vinyl products because of their durability, low maintenance, and superior aesthetics. Sales of exterior, trim and siding accounted for 30% of our fiscal year 2020 net sales.

Moulding / Millwork

Our moulding and millwork products include linear mouldings (such as door and window casing, base, crown moulding, chair railing and picture moulding), stair parts, door components, and other materials. We supply a full range of solid wood, finger joint wood, and composite mouldings in a variety of wood species and in various composite substrates. This breadth allows us to cover the needs of the entire market. Our value-add capabilities include creating custom moulding profiles to match an existing moulding or create a unique look for a homeowner. We employ internal remanufacturing and coating capabilities including resizing, pre-cutting, precision routing, and assembly of components. These services are required to customize certain products before delivery, to produce low velocity items locally, and to provide fault tolerance for a very long and complex

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primary supply chain. We also have an extensive field service organization serving a wide variety of home improvement retail locations. In these locations, we are responsible for the moulding aisle. We manage assortment, reorder product, stock product in store, merchandise and complete other related tasks on behalf of our customers. All of these capabilities also act as a significant barrier to entry. Moulding and millwork have a significant amount of repair and remodel exposure and are among our most complex and highest margin products. Sales of moulding / millwork accounted for 28% of our fiscal year 2020 net sales.

Composite Decking / Railing

We supply composite decking and railing products from the most-recognized brands in the industry. We believe we are the largest supplier of Trex composite decking and railing in the geographic markets in which we operate. Composite decking materials make up approximately 22% of the total decking market by volume, as of fiscal year 2020. Composite materials are taking share from pressure-treated, commodity lumber as well as from exotic hardwoods, offering superior aesthetics, requiring limited maintenance, and comprising environmentally friendly materials as they are manufactured from recycled plastic. We also supply a full range of other railing and accessory products that serve all of the functional and design requirements in the decking market. Sales of composite decking and railing accounted for 16% of our fiscal year 2020 net sales.

Interior Finish

Our interior finish products include premium materials for use in interior fine carpentry and surfaces applications. We provide engineered finger joint boards for custom millwork or finish carpentry, prefinished wood products, decorative columns, decorative paneling, wood or wood substitute wall coverings (such as vjoint and shiplap), timbers, beams, and accents. All of these products are made from premium wood or composite materials in a wide variety of species. Many of these products are solid natural wood products that have very complex supply chains and are in limited supply. Our effectiveness and scale has allowed us to become a distributor of choice for the best finish product producers in the world. These supply relationships are a significant barrier to entry for other distributors. These products are used to construct the architectural elements of building interiors and have significant exposure to residential R&R demand. Sales of interior finish products accounted for 11% of our fiscal year 2020 net sales.

Engineered Wood Systems

Our engineered wood products include I-joists, laminated veneer lumber (“LVL”) beams, laminated strand lumber (“LSL”), glulam beams, and specialty metal framing connectors. These specialty materials are used as the structural framing members in residential and commercial buildings. We provide value-added engineering and design services to ensure the materials we supply are capable of supporting the structural loads required, and to provide the engineered wood design and installation drawings on a job-by-job basis for many of our customers. We also cut materials to length, cut holes for utilities, package materials for delivery to the jobsite and provide detailed schematics of how the materials are to be installed by the framing contractor. These services save the framing contractor and builder time and money on the job site by ensuring accuracy, reducing waste, and providing prefabricated structural elements that would otherwise have to be built on site. Sales of engineered wood systems accounted for 8% of our fiscal year 2020 net sales.

Other Building Products

Our other building products include specialty wood-based products for OEM customers, weather barrier systems, and specialized structural components. Our product offerings in this category are focused on high-value, high-margin, niche products and accounted for 7% of our fiscal year 2020 net sales.

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Our Position in the Value Chain

We play a critical role in the value chain of specialty building products and serve as a valuable supply chain partner to both the manufacturer and customer. In our distribution markets leading manufacturers of specialty building products typically partner with a limited number of distributors (often only two, sometimes one) who are responsible for effective distribution of the manufacturer’s products in a specified geographic market. This creates a mutually beneficial partnership between us and the manufacturer, where we are very focused on promoting sales of that specific manufacturer’s products. This type of working partnership strongly aligns the interests of the manufacturer and the distributor. Our focus has been on partnering with the most successful manufacturers in the specialty building products industry.

Value Added Design and Delivery

We provide value-added services as many specialty building products require some level of customization and/or value-add before being delivered to the job site. These services include engineering and design, cut to length, prefabrication, pre-finishing, assembly and packaging. These are services that would be very challenging for the manufacturer to provide at scale and therefore they must rely on their distribution partners to deliver the right finished product to the right location at the right time.

Value Added Sales

We act as an extension of the manufacturer’s sales force, educating the marketplace about the products they sell and acting as a trusted partner and solution provider to both suppliers and end customers. While our customers’ salespeople understand and know how to sell the products they stock and sell regularly, they do not stock most of the products we provide. Instead, they buy these products from us only after they receive an order from their customer. The sale of specialty building products is a technical sale that requires an understanding of the product, application, and local building code to ensure the right materials, right quantity, and key ancillary products are delivered.

For example, a contractor installing cedar shingle siding to create a Cape Cod style home needs to know which grade of shingle to use, how many shingles are needed to complete the job, and which fasteners and underlayment are required to properly install the shingles. Our sales people help provide this information as the pro dealer or retail salesperson may not have the requisite product expertise, and there is no individual at the mill that produced the cedar shingles that can provide the information. Our suppliers rely on us to be an extension of their sales force and bring the product to market, and our customers rely on us to be an extension of their sales force and provide the expertise they need to make the sale.

Inventory Management

Specialty building products are generally high-SKU, low-turnover items. Local building materials dealers and retailers are focused on inventory management and working capital efficiency, and do not have the space, systems and staffing to handle the logistics required to stock specialty building products. While they cannot economically maintain the stock of specialty building products required to service a market, their customers (contractors and homeowners) require that they be able to respond quickly to orders for these items (typically one to two days from order to delivery). We fill this gap and provide just-in-time supply for specialty building products with long lead times and highly complex supply chains.

An example of this dynamic can be seen with Trex which produces over 975 SKUs of composite decking and railing materials in 20 colors and finishes. A contractor building a deck may place an order with our customer, the pro dealer, for material in one of those colors to be delivered to the jobsite the following day. A local dealer cannot economically stock all of the materials that Trex provides and Trex cannot ship materials to the dealer in small quantities and short lead times. Therefore, Trex and the dealer rely on large distributors like us

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to be able to fill those orders. In the markets where we operate, we have aggregated a significant part of the market such that we can buy from Trex with scale, stock the full breadth of their products, and be able to deliver to local dealers on short lead times.

Mouldings present an equally complex challenge for the local pro dealer or retailer. While the dealer or retailer may keep up to two dozen profiles of mouldings in stock, there can be as many as 800 profiles sold in a local market and many of those mouldings are produced in South America, shipped by the container load, four profiles at a time on a twelve to fourteen week lead time. Serving a given market requires a flow of several hundred containers per month to be able to provide the range of profiles required. Local dealers do not have the volume of sales to justify the quantity of material required nor do they have the systems and staffing or space required to manage the logistics of the supply chain. Large distributors however, can aggregate the market, manage the complex supply chain, and have the inventory on hand to be able to deliver to the dealer tomorrow.

All of the products that we sell exhibit some combination of high-SKU count, long lead times, and complex supply chains. We sell products that local distributors cannot economically buy direct. We provide a full breadth of finish products, all of the products requiring value-added services, and we deliver the complete package to the dealer on one truck daily, so they do not have to source from multiple providers. This level of service is highly valued by our customer and depending upon the market we believe very few and sometimes none of our competitors have the breadth of product and service that we provide.

Our Industry and Core End Markets

Residential Repair & Remodel

Residential R&R spending accounted for approximately 48% of our net sales for the fiscal year 2020. R&R sales tend to be less cyclical than new construction, particularly for exterior products that are exposed to the elements and where maintenance is less likely to be deferred. We expect that factors including the overall age of the U.S. housing stock, rising home prices supporting increased underlying home equity and availability of consumer capital will drive continued growth in R&R spending. According to the U.S. Census Bureau, the median home age in the United States was 41 years in 2019, an increase of 41% since 2000. We believe the increasing average age of the 135 million existing homes in the United States will continue to drive demand for R&R projects. The Home Improvement Research Institute estimates the total home improvement market grew by 13.8% in 2020 and that sales for home improvement products will rise 9.9% in 2021. We are positioned to capitalize on this projected growth, as R&R spending drives the majority of our sales.

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Increased home improvement spending has been a by-product of the COVID-19 pandemic, as homeowners under stay-at-home orders have been forced to spend more time at home and are investing more in their homes as a result. Our sales for fiscal year 2020 demonstrated this acceleration with year-over-year growth of 21% for residential R&R sales. Outdoor and exterior projects make heavy use of specialty building products like composite decking, composite exterior trim, fiber cement siding and wood composite siding, which are key product categories for us.

Residential New Construction

Residential new home construction (including single-family and multi-family homes) accounted for approximately 41% of our net sales for fiscal year 2020. Our sales in this market tend to lag housing starts by approximately eight to twelve weeks as our products are primarily used as finished materials and are therefore installed near the end of the construction process. The pace of housing starts is driven by demographic and population shifts, mortgage interest rates, the ability of builders to obtain skilled labor, and builders’ economic outlook. U.S. residential new construction peaked in 2006, before experiencing a downturn from 2007 to 2011. Since 2011, we have experienced the continuing recovery of residential new construction, which has translated into increased demand for the products we sell. Our large footprint, strong customer relationships, and comprehensive offering of leading products and brands positions us to capitalize on continued growth in the new housing market.

Based on data from the National Association of Home Builders, there were approximately 1.4 million total annual housing starts in the United States in 2020, an increase of 7% from 2019. According to the Harvard Joint Center for Housing studies, since 1974, annual additions to the housing supply exceeded household growth by an average of 30%, driven by replacement of older units, demand for second homes, geographic shifts in the population, and a normal amount of vacancies.

However, for most of the last decade, housing production has barely kept pace with household formation. We believe this indicates there is significant pent-up demand for housing and the market will see continued growth. According to the Rosen Consulting Group, in a study using data from the U.S. Census Bureau and the National Association of Home Builders, the U.S. housing sector is currently undersupplied by approximately 5.5 million homes.

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Our Customers

Our primary customers include national, regional and local professional dealers, home improvement retailers and other providers of building products. We also serve buying groups and independent distributors. Our customers rely on us to provide branded, high-margin specialty building products that they cannot profitably source directly themselves due to high-SKU count, long lead times and product customization and design requirements prior to final delivery. We have a diverse and active customer based throughout the United States and Canada. Our efforts to increase our range of product offerings has allowed us to expand our customer base, both organically and through strategic acquisitions, to a wider, more diverse mix of customers. The average length of our relationships with our top ten customers is over twenty years and we had only one major customer that accounted for approximately 15% of our net sales for the years ended January 3, 2021 and December 29, 2019.

Our Suppliers

We supply over 37,000 SKUs from more than 200 suppliers. We maintain long-term, deep relationships with our suppliers as a trusted partner, fully integrated into their growth strategies. Our suppliers rely on us to distribute their products to fragmented end markets, providing timely delivery, value-added services, acting as an extension of their salesforce and educating the marketplace, including dealers and contractors, about their products. We tailor our product offering and adjust our supplier base to meet the needs of our customers and accommodate shifting consumer preference. For certain suppliers, including Trex, James Hardie, Louisiana Pacific and Royal Group, we are one of a few designated exclusive distributors of their products within select markets. In some markets we are the sole exclusive distributor. For the remainder of our suppliers, although we have not been granted contractual exclusivity for their products in the regions in which we operate, these suppliers effectively limit their distributors to us and a small number of other companies to supply their products. No supplier provided more than approximately 13% of the products we sold and on a combined basis for fiscal year 2020.

Competition

Our competitors are smaller specialty products focused distributors who represent a subset of our product mix and/or a smaller geography than our company. A few larger commodity focused distributors also participate in some specialty products to a limited extent. We have access to premium trade and consumer brands and favorable terms with suppliers based on our significant scale. The breadth and quality of our specialty products offering coupled with our geographic reach also gives us greater access to large customers than our smaller competitors.

Seasonality

In a typical year, our operating results are impacted by seasonality. Demand for our products in some markets is typically seasonal, with periods of snow or heavy rain negatively affecting construction activity. For example, sales of our products in Canada and the Northeast and Midwest regions of the United States are somewhat higher from spring through autumn when construction activity is greatest. Construction activity declines in these markets during the winter months in particular due to inclement weather, frozen ground and fewer hours of daylight. Construction activity can also be affected in any period by adverse weather conditions such as hurricanes, severe storms, torrential rains and floods.

Intellectual Property

To establish and protect our intellectual property rights in the United States and Canada, we rely on a combination of trademarks, registered brand names, licenses, patents, copyrights, and internet domain names. Through regular internal portfolio reviews, we assess our intellectual property to ensure that it is up to date and

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adequate. We monitor for any potential violation or unauthorized use of our intellectual property through various means, including in-house monitoring during trade shows and expositions. We diligently enforce and defend our intellectual property rights, as required.

Human Capital Resources

As of October 3, 2021, we employed approximately 2,653 full- and part-time employees working primarily in the United States and Canada. Our total number of employees fluctuates throughout the year depending on our customers’ needs.

As of October 3, 2021, approximately 378 of our employees were unionized, representing 13.5% of the total workforce. We maintain collective bargaining agreements between certain of our subsidiaries in the United States and Canada and United Steel Workers and Teamsters, which are slated to expire or to be renegotiated in between May 2022 and December 2023. We believe that we have positive and constructive relationships with both our unionized and non-unionized employees. We regularly hold open discussions with union representatives and have generally been successful in renegotiating our collective bargaining agreements as they expire. There are currently no material grievances outstanding at any of our unionized locations.

Our culture is based on a longstanding set of core values that start with “doing the right thing, even when it is hard.” We also value “using our influence to make a uniquely positive impact” on the people we touch. We regularly engage with staff on issues affecting the business through written and video media along with local and company-wide sales meetings, branch meetings, training sessions, and other live means. In our ongoing effort to retain our diverse workforce, we have completed numerous employee engagement surveys. In these surveys we solicit input on working conditions, benefits, and overall employee satisfaction.

There are several company led initiatives that are used to support our employees and the communities where they live.

Impact: A company sponsored program that provides financial assistance to eligible employees who are experiencing hardships. This program is funded primarily by the Senior management of the company.

Serve: The company provides all employees with paid time off and financial matching to serve their communities.

Thrive: Encourages employee wellness by providing resources and a community to foster physical, financial, spiritual and emotional health.

Our Employee Engagement department focuses on attracting, developing and retaining a diverse and inclusive workforce. We lead by our Core Values and hire the best candidate for the position while fostering an environment that allows underrepresented groups to have leadership opportunities. We work with local organizations to strengthen our workforce and have programs with unemployment offices and half-way programs.

Our focus on employment development and retention is vast. We have an online learning system, USL University, that has a wide variety of programs to strengthen an employee’s skill set, leadership ability and product knowledge for our industry. We have implemented an employee review program, Check Point. Check Point is a process where the manager and employee connect on a personal level. It is a method to understand what is happening in the lives of our employees, including their hopes, dreams, fears and frustrations.

Through leveraging our core values, we aspire to create an environment where all employees can learn, grow, and achieve their goals.

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Government Regulations

Our operations are subject to ongoing and changing federal, provincial, territorial, state and local laws and regulations affecting our business, including permitting, licensing and environmental matters (including those pertaining to the discharge of materials into the environment, the handling and disposition of wastes and the cleanup of contaminated soil and ground water), health, sanitation and safety. We are regulated under many environmental, health and safety laws, including the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, the Clean Water Act and the Occupational Safety and Health Act, each as amended. Although we strive to comply with such laws and have processes in place designed to achieve compliance, we may be unable to prevent violations of these or other laws from occurring. We could also incur significant investigation and clean-up costs for contamination at any currently or formerly owned or operated facilities, including any manufacturing facilities.

We endeavor to maintain complete compliance with these and other legal and regulatory regimes in connection with our operations and, as such, we have incurred, and will continue to incur, limited capital and operating expenditures to achieve and maintain compliance with such legal and regulatory requirements.

Our Facilities

Our corporate office is located at 2160 Satellite Boulevard, Suite 450, Duluth, Georgia 30097. We own and lease approximately 80 properties in the United States and Canada. These properties include warehouses, offices and product storage facilities.

Legal Proceedings

At any given time, we may be a party to regulatory proceedings or to litigation or be subject to non-litigated claims arising out of the normal operations of our businesses such as general liability or product liability and employment claims. See “Risk Factors— Risks Related to Our Business and Industries—Legal and regulatory claims and proceedings could have a material adverse effect on us.” We believe that no litigation currently pending against us, if adversely determined, would have a material adverse effect on our financial position or results of operations. Nevertheless, we are from time to time involved in litigation incidental to the conduct of our business and despite facing only one current claim, there can be no guarantee that we will not face additional claims in the future.

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MANAGEMENT

Below is a list of the names, ages (as of October 1, 2021), positions and a brief account of the business experience of the individuals who serve as (i) our executive officers, (ii) our directors and (iii) persons who are expected to become directors prior to completion of this offering.

Name	Age	Position
Michael Denvir	46	Director
Barry Gallup, Jr.	33	Director
Jeffery McLendon	54	Director, Chief Executive Officer and President
Ronald Stroud	55	Chief Financial Officer
Bryan Lovingood	62	Chief Operating Officer
Carl McKenzie	61	Chief Commercial Officer
Christopher Gerhard	48	Executive Vice President

Mike Denvir has served on our board since January 2021. Mr. Denvir has been a Partner of The Jordan Company since 2008, after joining The Jordan Company in 2001. He is also a member of the firms Partnership Board and Executive Committee. Mr. Denvir has held leadership roles in management and investment strategy for The Jordan Company since 2001. He currently serves on the board of directors of Anchor, ARCH Global Precision, CFS Brands, Spartech and Worldwide Clinical Trials. Mr. Denvir holds a BA degree in Economics from the University of Notre Dame. We believe Mr. Denvir’s significant management experience qualifies him to serve as a member of our board of directors.

Barry Gallup, Jr. has served on our board since January 2021. Mr. Gallup is a Partner of The Jordan Company. Mr. Gallup has worked on the execution and management of several of The Jordan Company’s portfolio companies since 2012. He currently serves on the board of directors of Agility, ARCH Global Precision, Arclin, RFJ Auto, RFour and Young Innovations. Prior to The Jordan Company, Mr. Gallup worked in the Investment Banking Division at Morgan Stanley. Mr. Gallup holds a BBA degree in Finance from the University of Notre Dame. We believe Mr. Gallup’s significant management experience qualifies him to serve as a member of our board of directors.

Jeff McLendon has served as SBP’s Director, President and Chief Executive Officer since December 2020 and President and Chief Executive Officer of the Company since 2004. Mr. McLendon was previously the President of Linmar Systems and, before that, SNAPS Solutions, both technology consulting and integration companies based in Atlanta, Georgia. Prior to SNAPS Solutions, Mr. McLendon held a variety of positions within Stork B.V., a multinational engineering and manufacturing company based in the Netherlands. Mr. McLendon holds a Bachelor of Science in Agricultural Engineering from the University of Georgia. We believe Mr. McLendon’s depth of industry experience qualifies him to serve as a member of our board of directors.

Ronald Stroud has served as SBP’s Chief Financial Officer since December 2020 and Chief Financial Officer of the Company since August 2006. Prior to joining SBP, Mr. Stroud was employed by KPMG as a Senior Consultant in its Assurance Based Advisory Services Group. Mr. Stroud holds a Bachelor of Arts in Economics from the University of Georgia and a Master of Business Administration from the University of Tennessee at Chattanooga, where he was a Beta Gamma Sigma honor graduate.

Bryan Lovingood has served as our Chief Operating Officer since April 2016. Prior to becoming Chief Operating Officer, Mr. Lovingood had served as our Director of Sales and Operations beginning in 2008. As Chief Operating Officer, Mr. Lovingood works to ensure for the profitability of each of our branches and oversees the daily activities of our branch managers. Mr. Lovingood has a B.S.A. in Poultry Science from the University of Georgia.

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Carl McKenzie has served as our Chief Commercial Officer since April 2016. Mr. McKenzie joined the Company in 2005 as Director of Marketing, and become a Director of Product Management in 2007. Mr. McKenzie’s focus has been on developing programs and strategies that drive organic growth in the business and working within the organization to get broad based execution. Mr. McKenzie has a B.A. from Bates College.

Christopher Gerhard has served as an Executive Vice President of the Company since August 2021. Mr. Gerhard was previously at Trex as Vice President, Sales of Trex since June 2012. From May 2006 through June 2012, Mr. Gerhard served in a number of capacities at Trex, most recently as Director, Field Sales. From 2002 to May 2006, Mr. Gerhard served in various capacities with Kraft Foods North America, a manufacturer of food and beverages, most recently as Southeast Region Customer Category Manager. Mr. Gerhard received a B.A. degree in English from the University of North Carolina—Greensboro, and a Masters in Science degree from Ohio University.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. In connection with this offering, we will amend and restate our certificate of incorporation and bylaws, and following completion of this offering, our Board will be composed of                directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board and with the prior written consent of SBP Varsity Holdings for so long as such funds hold director nomination rights.

Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws:

•	our Class I directors will be , , and , each of whom will serve until the first annual meeting of shareholders following the completion of this offering;

•	our Class II directors will be , , and , each of whom will serve until the second annual meeting of shareholders following the completion of this offering; and

•	our Class III directors will be , , and , each of whom will serve until the third annual meeting of shareholders following the completion of this offering.

Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. In addition, our certificate of incorporation will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as SBP Varsity Holdings beneficially owns                 % or more of the total number of shares of our common stock then outstanding. If SBP Varsity Holdings’ beneficial ownership falls below     % of the total number of shares of our common stock outstanding, then our directors may be removed only for cause upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of stock entitled to vote thereon. Our bylaws will provide that SBP Varsity Holdings will have the right to designate the Chair of the Board for so long as SBP Varsity Holdings beneficially owns at least     % or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Following this offering,                 will be the Chair of our Board. In addition, we will enter into a Director Nomination Agreement with SBP Varsity Holdings that provides SBP Varsity Holdings the right to designate nominees for election to our Board for so long as SBP Varsity Holdings beneficially owns     % or more of the Original Amount (as defined below). See “Certain Relationships and Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

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We anticipate that, prior to our completion of this offering, the Board will determine that                ,                 , and                meet the requirements to be independent directors under the listing standards of                 . In making this determination, our Board considered the relationships that each such non-employee director has with us and all other facts and circumstances that our Board deemed relevant in determining their independence.

Controlled Company Status

After completion of this offering, SBP Varsity Holdings will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company.” Under                  rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain                 corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors;

•	we have a nominating and corporate governance committee that is composed entirely of independent directors; and

•	we have an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to rely on this exemption. As a result, we may not have a majority of independent directors on our Board. In addition, our Compensation and Nominating & Governance Committees may not consist entirely of independent directors and/or may not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the                  corporate governance requirements.

Board Committees

Upon completion of this offering, our Board will have an Audit Committee, a Compensation Committee and a Nominating & Governance Committee. The composition, duties and responsibilities of these committees will be as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation Committee	Nominating & Governance Committee

Audit Committee

Following this offering, our Audit Committee will be composed of                ,                , and                , with                serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and                 , which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that                and                meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of                  . We anticipate that, prior

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to our completion of this offering, our Board will determine that                is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of                  . The Audit Committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance, and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing our policies on risk assessment and risk management;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

Compensation Committee

Following this offering, our Compensation Committee will be composed of                ,                , and                 , with                serving as chair of the committee. The Compensation Committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel, or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in rules with respect to any compensation consultant, legal counsel, or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of ;

•	reviewing and establishing our leadership compensation, philosophy and guidelines;

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•	overseeing and administering our equity compensation plans;

•	reviewing and making recommendations to our Board with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Nominating & Governance Committee

Following this offering, our Nominating and Governance Committee will be composed of                 ,                 , and                , with                serving as chair of the committee. The Nominating and Governance Committee’s responsibilities upon completion of this offering will include:

•	developing and recommending to our Board criteria for board and committee membership;

•	developing and recommending to our Board best practices and corporate governance principles;

•

subject to the rights of SBP Varsity Holdings under the Director Nomination Agreement as described in “Certain Relationships and Related Party Transactions—Director Nomination Agreement,” identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	developing and recommending to our Board a set of corporate governance guidelines; and

•	reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Risk Oversight

Our Board will oversee the risk management activities designed and implemented by our management. Our Board will execute its oversight responsibility for risk management both directly and through its committees. The full Board will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our Board will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our Board will delegate to the Audit Committee oversight of our risk management process. Our other committees of our Board will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Code of Business Conduct and Ethics

Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid, awarded to, or earned by, our “named executive officers,” who consist of our principal executive officer, principal financial officer, and the three other most highly compensated executive officers. For fiscal year 2021, our named executive officers, were:

•	Jeffery McLendon, President and Chief Executive Officer;

•	Ronald Stroud, Chief Financial Officer;

•	Bryan Lovingood, Chief Operating Officer;

•	Carl McKenzie, Chief Commercial Officer; and

•	Chris Gerhard, Executive Vice President.

Historical Compensation Decisions

Our compensation approach is necessarily tied to our stage of development. Prior to this offering, we and our operating subsidiaries were privately-held and owned by private equity companies. As a result, we have not been subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, including audit, compensation and nominating committees. Most, if not all, of our prior compensation policies and determinations, including those made for fiscal year 2021, have been the product of negotiations between the named executive officers, our Chief Executive Officer and the board of directors with guidance from a compensation consultant.

Compensation Philosophy and Objectives

Upon completion of this offering, our compensation committee will review and approve the compensation of our named executive officers and oversee and administer our executive compensation programs and initiatives. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. For example, over time we may reduce our reliance upon subjective determinations made by our Chief Executive Officer and/or board of directors in favor of a more empirically-based approach that involves more frequent use of benchmarking against peer companies, which we previously used every few years. Accordingly, the compensation paid to our named executive officers for fiscal year 2021 is not necessarily indicative of how we will compensate our named executive officers after this offering.

We have strived to create an executive compensation program that balances short-term versus long-term payments and awards, cash payments versus equity awards and fixed versus contingent payments and awards in ways that we believe are most appropriate to motivate our executive officers. Our executive compensation program is designed to:

•	attract and retain talented and experienced executives in our industry;

•	reward executives whose knowledge, skills and performance are critical to our success;

•	align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

•	ensure fairness among the executive management team by recognizing the contributions each executive makes to our success;

•	foster a shared commitment among executives by aligning their individual goals with the goals of the executive management team and our company; and

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•	compensate our executives in a manner that incentivizes them to manage our business to meet our long-range objectives.

To achieve these objectives, the compensation committee expects to implement new compensation plans in order to tie a substantial portion of the executives’ overall compensation to key strategic financial and operational goals.

Historically, our private equity investors, together with select members of our board of directors, determined the compensation of our executives following consultation with a compensation consultant and our Chief Executive Officer. Compensation amounts historically have been highly individualized, resulted from arm’s length negotiations and have been based on a variety of factors including, in addition to the factors listed above, our financial condition and available resources, our need for that particular position to be filled and the compensation levels of our other executive officers, each as of the time of the applicable compensation decision. In addition, our compensation consultant surveyed the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development operating in our industry. As a result of this survey in 2018, our compensation consultant determined that our executives’ pay was between the 40th and 50th percentile of the competitive market.

Our executive compensation program rewards team accomplishments while promoting individual accountability and depends on our results as well as business unit results and individual accomplishments. A portion of total compensation is placed at risk through annual performance bonuses and long-term incentives. For example, our executives’ target annual performance bonus is 50% (100% for our Chief Executive Officer) of base salary with a maximum payout at 200% of target. As shown in the Summary Compensation Table, in 2021, the annual performance bonuses represented between     % to     % of the total compensation for our named executive officers. The combination of incentives is designed to balance annual operating objectives and Company earnings performance with longer-term stockholder value creation.

We seek to provide competitive compensation that is commensurate with performance. We generally target compensation at the median of the market and calibrate both annual and long-term incentive opportunities to generate less-than-median awards when goals are not fully achieved and greater-than-median awards when goals are exceeded.

We seek to promote a long-term commitment to us by our executives. We believe that there is great value in having a team of long-tenured, seasoned managers. Our team-focused culture and management processes are designed to foster this commitment. In addition, the vesting schedules attached to equity awards reinforce this long-term orientation. Subject to acceleration of vesting upon a “Sale of the Company” (as defined in the executives’ award agreement), vesting of the executives’ Class B Units of SBP Varsity Holdings (“Class B Units”) is subject to such executive’s continued employment with us through the applicable vesting date detailed in their award agreement.

Compensation Committee Procedures

Upon completion of this offering, the compensation committee will meet outside the presence of all of our executive officers, including our named executive officers, to consider appropriate compensation for our Chief Executive Officer. For all other named executive officers, the compensation committee will meet outside the presence of all executive officers except our Chief Executive Officer. Going forward, our Chief Executive Officer will review annually each other named executive officer’s performance with the compensation committee and recommend appropriate base salary, cash performance awards and grants of long-term equity incentive awards for all other executive officers. Based upon the recommendations of our Chief Executive Officer and in consideration of the objectives described above and the principles described below, the compensation committee will approve the annual compensation packages of our executive officers other than our Chief Executive Officer. The compensation committee also will annually analyze our Chief Executive Officer’s performance and

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determine his base salary, cash performance awards and grants of long-term equity incentive awards based on its assessment of his performance with input from any consultants engaged by the compensation committee.

In order to ensure that we continue to remunerate our executives appropriately, the compensation committee has retained Frederic W. Cook & Co. (“FW Cook”) as its independent compensation consultant to review its policies and procedures with respect to executive compensation in connection with this offering. FW Cook assists the compensation committee by providing comparative market data on compensation practices and programs based on an analysis of peer competitors and by providing guidance on industry best practices. The compensation committee retains the right to modify or terminate its relationship with FW Cook or select other outside advisors to assist the compensation committee in carrying out its responsibilities.

Mitigation of Risk

We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect on us. Our compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to stockholders. The combination of performance measures for annual bonuses and the equity compensation programs, share ownership and retention guidelines for executive officers, as well as the multiyear vesting schedules for equity awards encourage employees to maintain both a short and a long-term view with respect to our performance.

Elements of Compensation

Our current executive compensation program consists of the following components:

•	base salary;

•	annual cash incentive awards linked to our overall performance;

•	periodic grants of long-term equity-based compensation, such as profits interests;

•	other executive benefits and perquisites; and

•	employment agreements.

We combine these elements in order to formulate compensation packages that provide competitive pay, reward the achievement of financial, operational and strategic objectives and align the interests of our executive officers and other senior personnel with those of our stockholders.

Base Salary

The primary component of compensation of our executive officers has historically been base salary. The base salary established for each of our executive officers is intended to reflect each individual’s responsibilities, experience, prior performance and other discretionary factors deemed relevant by our Chief Executive Officer and/or board of directors. Base salary is also designed to provide our executive officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in our corporate performance. Our Chief Executive Officer and/or board of directors determine market level compensation for base salaries based on our executives’ experience in the industry with reference to the base salaries of similarly situated executives in other companies of similar size and stage of development operating in the building products industry. This determination is based primarily on the general knowledge of our Chief Executive Officer and/or board of directors of the compensation practices within our industry and compensation studies conducted by our compensation consultant.

As has been the case for historic bonus determinations (discussed in greater detail below), because historic annual salary increases have been based on our Chief Executive Officer’s subjective assessment of each named

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executive officer’s and our overall performance and the other factors described above, and not by reference to performance as compared to pre-determined quantitative performance objectives, we have determined that the corporate and individual performance objectives for fiscal year 2021 are not material in the context of our executive compensation policies or decisions for that fiscal year.

With these principles in mind, base salaries are reviewed during the second half of the fiscal year by our Chief Executive Officer and/or board of directors, and may be adjusted from time to time based on the results of this review. In past years, our Chief Executive Officer and/or board of directors reviewed the performance of all executive officers, and based on this review and any relevant informal competitive market data made available to him or them during the past year, set the executive compensation package for each executive officer for the coming year. Upon the completion of this offering, the compensation committee will take a more significant role in this annual review and decision-making process.

The base salaries paid to our named executive officers in fiscal year 2021 are set forth in the Summary Compensation Table below.

Bonus

Our Chief Executive Officer and/or board of directors have authority to award annual cash bonuses to our executive officers. The annual cash bonuses are intended to offer incentive compensation by rewarding the achievement of corporate and individual performance objectives.

On an annual basis, or at the commencement of an executive officer’s employment with us, our Chief Executive Officer and/or board of directors typically sets a target level of bonus compensation that is structured as a percentage of such executive officer’s annual base salary. Depending upon the Company’s achievement of an EBITDA target, an executive officer may receive up to 200% of his or her target bonus amount. The EBITDA target is designed to be challenging but achievable. We believe that establishing cash bonus opportunities helps us attract and retain qualified and highly skilled executives. These annual bonuses are intended to reward executive officers who have a positive impact on corporate results. Upon the completion of this offering, the compensation committee will take a more significant role in this annual review and decision-making process.

For fiscal year 2021, Jeff McLendon, Ronnie Stroud, Bryan Lovingood, Carl McKenzie, and Chris Gerhard were eligible to receive annual cash bonuses up to 200%, 100%, 100%, 100% and     %, respectively, of their fiscal year 2021 base salaries.

Long-Term Equity-Based Compensation

Our Chief Executive Officer and/or board of directors believe that equity-based compensation is an important component of our executive compensation program and that providing a significant portion of our executive officers’ total compensation package in equity-based compensation aligns the incentives of our executives with the interests of our stockholders and with our long-term corporate success. Additionally, our Chief Executive Officer and/or board of directors believe that equity-based compensation awards enable us to attract, motivate, retain and adequately compensate executive talent. To that end, we have awarded equity-based compensation in the form of Class B Units that are intended to qualify as “profits interests” for U.S. federal income tax purposes and allow the holders of such Class B Units to share in the proceeds upon a sale of SBP Varsity Holdings. Our Chief Executive Officer and/or board of directors believe equity awards provide executives with a significant long-term interest in our success by rewarding the creation of equityholder value over time.

Generally, each executive officer is provided with an equity grant of Class B Units when they join our company based upon his or her position with us and his or her relevant prior experience. These Class B Units generally vest over the course of five years with 40% of the Class B Units vesting on the second anniversary of

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the applicable grant date and the remainder of the Class B Units vesting annually in equal installments over the next three years, to encourage executive longevity and to compensate our executive officers for their contribution to our success over a period of time. In addition, approximately 60% of the Class B Units are subject to performance vesting based on the internal rate of return received by our investors.

2022 Equity Incentive Plan

Effective upon the completion of this offering, we will implement the Specialty Building Products, Inc. 2022 Equity Incentive Plan, or 2022 Plan. Our 2022 Plan will allow for the grant of equity incentives, such as grants of stock options, restricted stock, restricted stock units and stock appreciation rights. For more information relating to our 2022 Plan, see “2022 Equity Incentive Plan” discussed below.

2022 Employee Stock Purchase Plan

Effective upon the completion of this offering, we will implement the Specialty Building Products, Inc. 2022 Employee Stock Purchase Plan, or 2022 ESPP. For more information relating to our 2022 ESPP, see “2022 Employee Stock Purchase Plan” discussed below.

Our 2022 ESPP, which will be available to and intended to encourage and motivate all of our employees, including our executive officers, to continue in their employment with us by giving them the opportunity to acquire an ownership interest in us on favorable terms. Under our 2022 ESPP, employees may purchase shares of our common stock at a discount to the market price, subject to certain limits, with the objective of allowing employees to profit when the value of our common stock increases over time.

Other Executive Benefits and Perquisites

We provide the following benefits to our executive officers on the same basis as other eligible employees:

•	health insurance;

•	vacation, personal holidays and sick days;

•	life insurance and supplemental life insurance;

•	short-term and long-term disability; and

•	a 401(k) plan with matching contributions.

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

Employment Agreements and Severance

We believe that a strong, experienced management team is essential to our best interests and the interests of our shareholders. We have entered into employment agreements with the named executive officers that provide for severance benefits in order to minimize employment security concerns. These benefits, which are payable only if the executive is terminated by us without cause or the executive resigns for good reason, are enumerated and quantified in the section captioned “Executive Compensation—Employment Agreements and Severance Benefits.”

Section 280G of the Internal Revenue Code

Section 280G of the Internal Revenue Code (the “Code”) disallows a tax deduction with respect to “excess parachute payments” to certain executive officers of companies that undergo a change in control. In addition,

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Section 4999 of the Code imposes a 20% excise tax penalty on the individual receiving the “excess parachute payment.” Parachute payments are compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans or programs and other equity-based compensation. “Excess parachute payments” are parachute payments that excess a threshold determined under Section 280G of the Code based on an executive officer’s prior compensation. In approving compensation arrangements for our named executive officers in the future, we expect that the board of directors will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 280G of the Code. However, the board of directors may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility of Section 280G of the Code and the imposition of excise taxes under Section 4999 of the Code when it believes that such arrangements are appropriate to attract and retain executive talent. We do not provide for excise tax gross-ups to our executive officers and do not expect to do so in the future.

Section 162(m) Compliance

Section 162(m) of the Code limits us to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain executive officers in a taxable year. Section 162(m) did not previously apply us, as we did not have publicly held common stock during this fiscal year, but will apply beginning with the fiscal year in which this offering is completed.

Section 409A Considerations

Another section of the Code, Section 409A, affects the manner by which deferred compensation opportunities are offered to our employees because Section 409A requires, among other things, that “non-qualified deferred compensation” be structured in a manner that limits employees’ abilities to accelerate or further defer certain kinds of deferred compensation. We intend to operate our existing compensation arrangements that are covered by Section 409A in accordance with the applicable rules thereunder, and we will continue to review and amend our compensation arrangements where necessary to comply with Section 409A.

Accounting for Stock-Based Compensation

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC 718, for our equity-based compensation awards. ASC 718 requires companies to calculate the grant date “fair value” of their equity-based awards using a variety of assumptions. ASC 718 also requires companies to recognize the compensation cost of their equity-based awards in their income statements over the period that an associate is required to render service in exchange for the award. Future grants of stock options, restricted stock, restricted stock units and other equity-based awards under our equity incentive award plans will be accounted for under ASC 718. We anticipate that the compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Stockholder Say-on-Pay  and Say-on Frequency Vote

Our stockholders will have their first opportunity to cast an advisory vote to approve our named executive officers’ compensation at our next annual meeting of stockholders and to determine the frequency of these advisory votes. In the future, we intend to consider the outcome of the say-on-pay and say-on-frequency votes when making compensation decisions regarding our named executive officers.

2021 Summary Compensation Table

The following table sets forth certain information with respect to compensation for fiscal year 2021 earned by, awarded to or paid to our named executive officers.

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Name and Principal Position(a)	Year (b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(e)	Option Awards ($)(f)	Non-Equity Incentive Plan Compensation ($)(g)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)(h)	All Other Compensation ($)(i)	Total ($)(j)
Jeffery McLendon	2021
President and Chief Executive Officer

Ronald Stroud	2021
Chief Financial Officer

Bryan Lovingood	2021
Chief Operating Officer

Carl McKenzie	2021
Chief Commercial Officer

Chris Gerhard	2021
Executive Vice President

2021 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for fiscal year 2021 with respect to our named executive officers.

Name(a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)
Jeffery McLendon

Ronald Stroud

Bryan Lovingood

Carl McKenzie

Chris Gerhard

Narrative Description to the Summary Compensation Table and the Grant of Plan-Based Awards Table for the 2021 Fiscal Year

Employment Agreements and Offer Letters

Each of the named executive officers is party to an employment agreement (each an “Employment Agreement” and collectively, the “Employment Agreements”) with U.S. Lumber Group, LLC, (“USL”) a wholly-owned subsidiary of the Company. Each Employment Agreement contains terms governing such named executive officer’s compensation, benefits, duties and certain restrictions on competition and solicitation of the Company’s employees and business relations. A summary of certain key terms is set forth below:

Term: Each Employment Agreement has a five (5) year term, which commenced on January 19, 2021, and provides for successive one (1) year renewals unless either the named executive officer or USL provides notice of its intent to terminate the agreement ninety (90) days before expiration of the term.

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Duties: Each Employment Agreement provides a description of such executive officer’s duties to the Company and its affiliates.

Compensation: Each Employment Agreement contains terms detailing such named executive officer’s compensation during the term of the Employment Agreement, including (i) an annual base salary; and (ii) the annual bonus such named executive officer is entitled to earn, which is subject to achieving performance conditions established by the board of directors of the Company. Each Employment Agreement also provides that the named executive officer’s base salary and bonus opportunities may be adjusted annually, based on such named executive officer’s performance of his duties and the performance of the Company; provided that such adjustment may not be downward. Each Employment Agreement also provides for expense reimbursement.

Vacation; Sick Leave: Each Employment Agreement provides that such named executive officer is entitled to four (4) weeks paid vacation per calendar year, plus such additional days paid sick leave in accordance with the Company’s sick leave policy.

Termination of Employment: Each named executive officer’s employment may be terminated pursuant to the Employment Agreements in the event of such named executive officer’s death or disability (i.e., such named executive officer is substantially unable to perform his duties under the Employment Agreement, after reasonable accommodation, for a period of ninety (90) consecutive days). Also, USL may terminate each named executive officer’s employment for “Cause” or without “Cause”. The Employment Agreements define “Cause” to include, among other things, such named executive officer engaging in conduct amounting to fraud or dishonesty against the Company, knowingly refusing to follow the reasonable directions of the board of directors, engaging in unethical conduct, knowingly violating the law in the course of performance of the duties of his employment with the Company, repeated absence from work without a reasonable excuse, being intoxicated with alcohol while on the Company’s premises during regular business hours, using illegal drugs, being convicted of or pleading guilty or nolo contendere to a felony or a crime involving moral turpitude, gross failure of, or willfully neglecting to perform, a duty in performance of his duties as set forth in the Employment Agreement, or committing a material breach or violation of the terms of the Employment Agreement. Under certain circumstances, the named executive officer is entitled to cure such “Cause” event within thirty (30) days following written notice from USL. Each named executive officer may terminate his employment with USL for “Good Reason” or without “Good Reason”. The Employment Agreements define “Good Reason” as the Company materially reducing the named executive officer’s base compensation; materially reducing the named executive officer’s authority, duties, or responsibilities; materially changing the geographic location at which the named executive officer must perform the services that increases the named executive officer’s home-to-work commuting distance by more than 50 miles; or engaging in any other action or inaction that constitutes a material breach the Employment Agreement.

Severance: If a named executive officer’s employment is terminated for “Cause”, without “Good Reason”, or because of such named executive officer’s death or disability, such named executive officer is not entitled to any severance. If a named executive officer’s employment is terminated by the named executive officer for “Good Reason” or by USL without “Cause”, USL must pay the named executive officer his then current base salary for twenty-four (24) months (in the case of Jeff McLendon) or eighteen (18) months (in the case of all other named executive officers) following the termination date; provided that the named executive officer timely executes and does not revoke a waiver and release agreement in a form to be provided by USL. Such severance is paid in equal monthly installments over the duration of the severance period (i.e., twenty-four (24) months or eighteen (18) months).

Restrictive Covenants: Each Employment Agreement provides that during the term of such named executive officer’s employment with the Company and for twenty-four (24) months after termination of employment, such named executive officer shall not (i) engage in a business that competes with the Company’s business, solicit or attempt to induce any of the Company’s business relations (including suppliers and customers) or otherwise interfere with the Company’s relationship with its customers and suppliers or (ii) solicit the Company’s (and its subsidiaries’) employees and independent contractors. Each Employment Agreement also contains customary confidentiality provisions.

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Equity Incentive Awards

Each of the named executive officers has been granted long-term incentives in the form of Class B Units in SBP Varsity Holdings. The Class B Units are intended to be profits interests for federal income tax purposes and represent the right to receive distributions from SBP Varsity Holdings after the members of SBP Varsity Holdings have received a return of their contributed capital. The Class B Units generally vest over the course of five years with 40% of the Class B Units vesting on the second anniversary of the applicable grant date and the remainder of the shares vesting annually in equal installments over the next three years, with full acceleration upon a Sale of the Company (as defined in the applicable award agreement) subject to the achievement of the performance thresholds.

Outstanding Equity Awards At 2021 Fiscal Year End

The following table sets forth certain information with respect to outstanding equity awards of our named executive officers at 2021 fiscal year end. The market value of the shares in the following table is the fair value of such shares at that date.

	Option Awards					Stock Awards
Name(a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(d)	Option Exercise Price ($)(e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)(g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)(i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(j)
Jeffery McLendon
Ronald Stroud
Bryan Lovingood
Carl McKenzie
Chris Gerhard

Options Exercised and Stock Vested in the 2021 Fiscal Year

None of the outstanding equity awards vested during the 2021 fiscal year with respect to our named executive officers.

Pension Benefits

Our named executive officers did not participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. Our board of directors or compensation committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Nonqualified Deferred Compensation

Our named executive officers did not participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our board of directors or

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compensation committee may elect to provide our executive officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interest.

Potential Payments Upon Termination

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers if his employment had been terminated without cause on December 31, 2021. Amounts below reflect potential payments pursuant to the amended employment agreements for such named executive officers.

Name	Cash Severance Benefits ($)	Continued Health Benefits ($)	Value of Accelerated Equity Awards ($)	Outplacement Services ($)
Jeffery McLendon
Ronald Stroud
Bryan Lovingood
Carl McKenzie
Chris Gerhard

Director Compensation

To date, we have not provided cash compensation to directors for their services as directors or members of committees of the board of directors. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

In connection with this offering, our board of directors will adopt a compensation program for our non-employee directors, or the “Independent Director Compensation Policy.” The Independent Director Compensation Policy will become effective as of the date of this prospectus. Pursuant to the Independent Director Compensation Policy, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

•	$ per year for service as a board member;

•	$ per year for service as chairperson of the audit committee and $ per year for service as chairperson of the Compensation Committee; and

•	$ per year for service as a member of the audit committee and $ per year for service as a member of the Compensation Committee.

In addition, pursuant to the Independent Director Compensation Policy, our non-employee directors will receive initial and annual, automatic, non-discretionary grants of nonqualified stock options.

Each person who is initially elected or appointed to our board of directors after the effective date of this offering, and who is a non-employee director at the time of such initial election or appointment, will receive an equity award on the date of such initial election or appointment. This equity award will vest             , subject to such director’s continuing service on our board of directors through such dates of vesting. In addition, on the date of each annual meeting, each individual who continues to serve as a non-employee director on such date will receive             . This grant will vest             , subject to the director’s continuing service on our board of directors through such dates of vesting.

Our Independent Director Compensation Policy provides that the equity award shall be granted under and shall be subject to the terms and provisions of our 2022 Plan and shall be granted subject to the execution and delivery of option agreements.

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Following the completion of this offering, all of our directors will be eligible to participate in our 2022 Plan. For a more detailed description of these plans, see “—2022 Equity Incentive Plan.”

Name(a)	Fees Earned or Paid in Case ($)(b)	Stock Awards ($)(c)	Option Awards ($)(d)	Non-Equity Incentive Plan Compensation ($)(e)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)(f)	All Other Compensation ($)(g)	Total ($)(h)
Michael Denvir
Barry Gallup, Jr.
Jeffrey McLendon

Limitations of Liability and Indemnification Matters

We will adopt provisions in our amended and restated certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws also will provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our amended and restated bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

2022 Equity Incentive Plan

In connection with this offering, we plan to implement the 2022 Plan, pursuant to which employees, consultants and non-employee directors of our company and our affiliates performing services for us, including our executive officers, are eligible to receive awards. The 2022 Plan provides for the grant of stock options (in the form of either non-qualified stock options (“NSOs”) or incentive stock options (“ISOs”)), stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), performance awards, other stock-based awards,

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cash awards and substitute awards intended to align the interests of participants with those of our shareholders. The following description of the 2022 Plan is qualified in its entirety by reference to the final 2022 Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Securities Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2022 Plan, a total of             shares of common stock have been initially reserved for issuance pursuant to awards under the 2022 Plan. The total number of shares reserved for issuance under the Equity Plan will be increased on January 1 of each of the first 10 calendar years during the term of the Equity Plan, by the lesser of (i)     % of the total number of shares of common stock outstanding on each December 31 immediately prior to the date of increase or (ii) such number of shares of the Company’s common stock determined by our board of directors. No more than             shares of common stock under the 2022 Plan may be issued pursuant to ISOs. Shares of common stock subject to an award that expires or is canceled, forfeited or otherwise terminated without delivery of shares, shares tendered in payment of an option, shares covered by a stock-settled SAR or other award that were not issued upon settlement, and shares delivered or withheld to satisfy any tax withholding obligations will again be available for delivery pursuant to other awards under the 2022 Plan.

Administration

The 2022 Plan will be administered by a committee of our board of directors that has been authorized to administer the 2022 Plan, except if no such committee is authorized by our board of directors, our board of directors will administer the 2022 Plan (as applicable, the “Committee”). The Committee will have broad discretion to administer the 2022 Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Committee will also be authorized to accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the 2022 Plan. To the extent the Committee is not our board of directors, our board of directors will retain the authority to take all actions permitted by the Committee under the 2022 Plan.

Eligibility

Employees, consultants and non-employee directors of our company and its affiliates will be eligible to receive awards under the 2022 Plan.

Non-Employee Director Compensation Limits

Under the 2022 Plan, in a single fiscal year, a non-employee director may not be granted awards for such individual’s service on our board of directors having a value in excess of $             (except that, for any year in which a non-employee director first commences services on the Board, serves on a special committee of the Board or serves as lead director or chairperson of the Board, this limit is $            ). This limit does not apply to awards settled in cash.

Types of Awards

Options. We may grant options to eligible persons, except that ISOs may only be granted to persons who are our employees or employees of one of our parents or subsidiaries, in accordance with Section 422 of the Code. The exercise price of an option cannot be less than 100% of the fair market value of a share of common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. However, in the case of an incentive option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

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SARs. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR cannot be less than 100% of the fair market value of a share of common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, other awards. The Committee has the discretion to determine other terms and conditions of an SAR award.

Restricted Stock Awards. A restricted stock award is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Committee. Unless otherwise determined by the Committee and specified in the applicable award agreement, the holder of a restricted stock award has rights as a shareholder, including the right to vote the shares of common stock subject to the restricted stock award or to receive dividends on the shares of common stock subject to the restricted stock award during the restriction period. The Committee may determine on what terms and conditions the participant will be entitled to dividends payable on the shares of Restricted Stock.

Restricted Stock Units. A RSU is a right to receive cash, shares of common stock or a combination of cash and shares of common stock at the end of a specified period equal to the fair market value of one share of common stock on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Committee. The Committee may determine that a grant of RSUs will provide a participant a right to receive dividend equivalents, which entitles the participant to receive the equivalent value (in cash or shares of common stock) of dividends paid on the underlying shares of common stock. Dividend equivalents may be paid currently or credited to an account, settled in cash or shares, and may be subject to the same restrictions as the RSUs with respect to which the dividend equivalents are granted.

Performance Awards. A performance award is an award that vests and/or becomes exercisable or distributable subject to the achievement of certain performance goals during a specified performance period, as established by the Committee. Performance awards may be granted alone or in addition to other awards under the Equity Plan, and may be paid in cash, shares of common stock, other property or any combination thereof, in the sole discretion of the Committee.

Other Share-Based Awards. Other share-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of common stock.

Cash Awards. Cash awards may be granted on a free-standing basis or as an element of, a supplement to, or in lieu of any other award.

Substitute Awards. Awards may be granted under the 2022 Plan in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the Company or one of our affiliates.

Certain Transactions

If any change is made to our capitalization, such as a stock split, stock combination, stock dividend, exchange of stock or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Committee in the shares subject to an award under the 2022 Plan. The Committee will also have the discretion to make certain adjustments to awards in the event of a change in control of the Company, such as the assumption or substitution of outstanding awards, the purchase of any outstanding awards in cash based on the applicable change in control price, the ability for participants to exercise any outstanding stock options, SARs or other stock-based awards upon the change in control (and if not exercised such awards will be terminated), and the acceleration of vesting or exercisability of any outstanding awards.

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Clawback

All awards granted under the 2022 Plan are subject to reduction, cancelation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the 2022 Plan.

Plan Amendment and Termination

The Board or the Committee may amend or terminate any award, award agreement or the 2022 Plan at any time, provided that the rights of a participant granted an award prior to such amendment or termination may not be impaired without such participant’s consent. In addition, shareholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Committee will not have the authority, without the approval of shareholders, to amend any outstanding option or share appreciation right to reduce its exercise price per share. The 2022 Plan will remain in effect for a period of ten years (unless earlier terminated by our board of directors).

2022 Employee Stock Purchase Plan

In connection with this offering, we plan to implement the 2022 ESPP. The following is a summary of the material features of the 2022 ESPP. This summary is qualified in its entirety by reference to the complete text of the 2022 ESPP, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose of the Employee Stock Purchase Plan

The purpose of the 2022 ESPP is to provide employees of the Company and its participating subsidiaries with the opportunity to purchase common stock at a discount through accumulated payroll deductions during successive offering periods. We believe that the 2022 ESPP enhances such employees’ sense of participation in our performance, aligns their interests with those of our stockholders, and is a necessary and powerful incentive and retention tool that benefits our stockholders.

Eligibility and Administration

The Committee, as the administrator of the 2022 ESPP, administers and has authority to interpret the terms of the 2022 ESPP and determine eligibility of participants. The administrator or the Board may designate certain of the Company’s subsidiaries as participating “designated subsidiaries” in the 2022 ESPP and may change these designations from time to time. Employees of the Company and its participating designated subsidiaries are eligible to participate in the 2022 ESPP if they meet the eligibility requirements under the 2022 ESPP established from time to time by the administrator. However, an employee may not be granted rights to purchase shares under the 2022 ESPP if such employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any of its subsidiaries.

Eligible employees become participants in the 2022 ESPP by enrolling and authorizing payroll deductions by the deadline established by the administrator prior to the first day of the applicable offering period. Non-employee directors and consultants are not eligible to participate in the 2022 ESPP. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

Shares Available for Awards

A total of                 shares of common stock are reserved for issuance under the 2022 ESPP, which reserve amount will be increased on the first day of each fiscal year during the term of the 2022 ESPP commencing with

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the 2022 fiscal year by the lesser of (a)     % of the total number of shares of common stock outstanding on the last day of the immediately preceding fiscal year, or (b) a lesser amount determined by the Board. The number of shares subject to the 2022 ESPP may be adjusted for changes in our capitalization and certain corporate transactions, as described below under the heading “Adjustments.” We cannot precisely predict our share usage under the 2022 ESPP as it will depend on a range of factors including the level of employee participation, the contribution rates of participants, the trading price of common stock and future hiring activity by the Company.

Participating in an Offering

Offering Periods and Purchase Periods. Common stock is offered to eligible employees under the 2022 ESPP during offering periods. Offering periods under the 2022 ESPP commence when determined by the administrator. The length of an offering period under the 2022 ESPP is determined by the administrator and may be up to 27 months long. Employee payroll deductions are used to purchase shares of common stock on the exercise date of an offering period. The exercise date for each offering period is the final trading day in the offering period. The administrator may, in its discretion, modify the terms of future offering periods.

Enrollment and Contributions. The 2022 ESPP permits participants to purchase common stock through payroll deductions of up to     % of their eligible compensation as of each payroll date during an offering period. The administrator will establish the maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee is permitted to accrue the right to purchase stock at a rate in excess of $25,000 worth of shares during any calendar year.

Purchase Rights. On the first trading day of each offering period, each participant is automatically granted an option to purchase shares of common stock. The option expires on the last trading day of the applicable offering period and is exercised at that time to the extent of the payroll deductions accumulated during the offering period. Any remaining balance is carried forward to the next offering period unless the participant has elected to withdraw from the Employee Stock Purchase Plan, as described below, or has ceased to be an eligible employee.

Purchase Price. The purchase price of the shares of common stock under the 2022 ESPP, in the absence of a contrary designation by the administrator, is 85% of the lower of the fair market value of common stock on the first trading day of the offering period or on the final trading day of the offering period. The fair market value per share of common stock under the 2022 ESPP generally is the closing sales price of common stock on the date for which fair market value is being determined, or if there is no closing sales price for a share of common stock on the date in question, the closing sales price for a share of common stock on the last preceding date for which such quotation exists.

Withdrawal and Termination of Employment. Participants may voluntarily end their participation in the 2022 ESPP at any time during an offering period prior to the end of the offering period by delivering written notice to the Company, and can elect to either (i) be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock or (ii) exercise their option at the end of the applicable offering period, and then be paid any remaining accrued payroll deductions. Participation in the 2022 ESPP ends automatically upon a participant’s termination of employment and any remaining accrued payroll deductions in the participant’s account will be paid to such participant following such termination.

Adjustments

In the event of certain transactions or events affecting the common stock, such as any stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by the Company, the administrator will make equitable adjustments to the Employee Stock Purchase Plan and outstanding rights under the 2022 ESPP. In addition, in the event of a proposed sale of all or substantially all of the assets of the

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Company, the merger of the Company with or into another corporation, or other transaction as set forth by the administrator in an offering document, each outstanding option will be assumed or an equivalent option will be substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation or a parent or subsidiary of the successor corporation refuses to assume or substitute outstanding options, any offering periods then in progress will be shortened with a new exercise date prior to the proposed sale or merger. The administrator will notify each participant in writing at least 10 business days prior to such new exercise date that the exercise date has been changed and the participant’s option will be automatically exercised on such new exercise date. Further, in the event of a proposed dissolution or liquidation of the Company, any offering periods then in progress will be shortened with a new exercise date prior to the proposed dissolution or liquidation, and the administrator will notify each participant in writing in a similar manner as described above.

Foreign Participants

The administrator may provide special terms, establish supplements to, or amendments, restatements or alternative versions of the 2022 ESPP, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States.

Transferability

A participant may not transfer rights granted under the 2022 ESPP other than by will or the laws of descent and distribution, and such rights are generally exercisable only by the participant.

Plan Amendment and Termination

The Board may amend, suspend or terminate the 2022 ESPP at any time and from time to time. However, stockholder approval must be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2022 ESPP, changes the designation or class of employees who are eligible to participate in the 2022 ESPP or changes the 2022 ESPP in any way that would cause the Employee Stock Purchase Plan to no longer be an “employee stock purchase plan” under Section 423(b) of the Code.

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PRINCIPAL STOCKHOLDERS

The following table sets forth information as of                with respect to the ownership of our common stock by:

•	each person known to own beneficially more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities and give effect to the Stock Split. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Percentage computations are based on approximately                 million shares of our common stock outstanding as of                , and                  shares outstanding following this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares).

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise set forth in the footnotes to the table, the address for each listed stockholder is c/o Specialty Building Products, Inc., 2160 Satellite Boulevard, Suite 450 Duluth, Georgia 30097.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering Assuming No Exercise of the Underwriters’ Option		Shares Beneficially Owned After Offering Assuming Full Exercise of the Underwriters’ Option
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%
5% Stockholders:
SBP Varsity Holdings, L.P.(1)	1,000	100%
Directors and Named Executive Officers:
Michael Denvir(1)	1,000	100%
Barry Gallup, Jr.(1)	1,000	100%
Jeffery McLendon
Ronald Stroud
Bryan Lovingood
Carl McKenzie
Christopher Gerhard
All directors and executive officers as a group ( individuals)

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(1)

Michael Denvir and Barry Gallup, Jr. control the board of managers of SBP Varsity Holdings, L.P. and, accordingly, may be deemed to beneficially own the shares of common stock of the Company held by SBP Varsity Holdings, L.P. The business address of SBP Varsity Holdings, L.P. is c/o The Jordan Company, 399 Park Avenue, 30th Floor, New York, NY 10022.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

The audit committee of our Board will have primary responsibility for reviewing and approving transactions with related parties. Our audit committee charter will provide that the audit committee shall review and approve in advance any related party transactions. We will adopt, effective upon the consummation of this offering, a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our voting stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, is not permitted to enter into a related party transaction with us without the consent of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our audit committee is expected to determine that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee or beneficial owner of less than 5% of that company’s shares, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with SBP Varsity Holdings, which will provide customary demand and piggyback registration rights. The registration rights agreement will also provide that we will pay customary expenses relating to such registrations and indemnify against certain liabilities that may arise under the Securities Act.

Director Nomination Agreement

In connection with this offering, we will enter into a Director Nomination Agreement with SBP Varsity Holdings that provides SBP Varsity Holdings the right to designate nominees for election to our Board for so long as SBP Varsity Holdings beneficially owns     % or more of the total number of shares of our common stock that it owns as of the completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in our capitalization, or the Original Amount. SBP Varsity Holdings may also assign its designation rights under the Director Nomination Agreement to an affiliate.

The Director Nomination Agreement will provide SBP Varsity Holdings the right to designate: (i)            of the nominees for election to our Board for so long as SBP Varsity Holdings beneficially owns at least     % of the Original Amount; (ii)    % of the nominees for election to our Board for so long as SBP Varsity Holdings beneficially owns less than     % but at least     % of the Original Amount; (iii)     % of the nominees for election to our Board for so long as SBP Varsity Holdings beneficially owns less than     % but at least     % of the Original Amount; (iv)     % of the nominees for election to our Board for so long as SBP Varsity Holdings beneficially owns less than     % but at least     % of the Original Amount; and (v) one of the nominees for election to our Board for so long as SBP Varsity Holdings beneficially owns at least     % of the Original Amount. SBP Varsity Holdings’ nominees must comply with applicable law and stock exchange rules. SBP Varsity Holdings will agree in the Director Nomination Agreement to vote any shares of our common stock and any other securities held by it in favor of the election to our Board of the directors so designated. At any time when SBP Varsity Holdings has the right to designate at least one nominee for election to our Board, SBP Varsity Holdings will also have the right to have one of their nominated directors hold one seat on each Board

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committee, subject to satisfying any applicable stock exchange rules or regulations regarding the independence of Board committee members. In addition, SBP Varsity Holdings shall be entitled to designate the replacement for any of their Board designees whose Board service terminates prior to the end of the director’s term regardless of SBP Varsity Holdings’ beneficial ownership at such time. The Director Nomination Agreement will also provide for certain consent rights for SBP Varsity Holdings so long as it owns at least     % of the Original Amount. Additionally, the Director Nomination Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of SBP Varsity Holdings for so long as SBP Varsity Holdings holds at least     % of the Original Amount. This agreement will terminate at such time as SBP Varsity Holdings owns less than     % of our outstanding common stock.

Limitation of Liability and Indemnification of Officers and Directors

As discussed elsewhere in this prospectus, our certificate of incorporation and bylaws, each as expected to be in effect upon the consummation of this offering, will provide that we shall indemnify each of our directors and officers to the fullest extent permitted by the DGCL. For further information, see the section entitled “Description of Capital Stock—Liability and Indemnification of Officers and Directors.” We intend to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

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DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of                shares of common stock, par value $0.01 per share, and                shares of undesignated preferred stock, par value $0.01 per share. As of                , 2022, we had shares of common stock outstanding held by one shareholder of record and no shares of preferred stock outstanding. After the Stock Split and consummation of this offering, we expect to have                shares of our common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares, and no shares of preferred stock outstanding. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law (“DGCL”).

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.

Voting Rights

Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights

Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights

Our common stock will be neither convertible nor redeemable.

Liquidation Rights

Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our Board may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights, as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares

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of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control, and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.

These provisions include the following:

Classified Board

Our certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our Board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have                members.

Shareholder Action by Written Consent

Our certificate of incorporation will preclude shareholder action by written consent at any time when SBP Varsity Holdings beneficially owns, in the aggregate, less than     % of the Original Amount entitled to vote generally in the election of directors.

Special Meetings of Shareholders

Our certificate of incorporation and bylaws will provide that, except as required by law, special meetings of our shareholders may be called at any time only by or at the direction of our Board or the chairman of our Board; provided, however, at any time when SBP Varsity Holdings beneficially owns, in the aggregate, at least     % of the Original Amount , special meetings of our shareholders shall also be called by our Board or the chairman of our Board at the request of SBP Varsity Holdings. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, or changes in control or management of the Company.

Advance Notice Procedures

Our bylaws will establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our Board; provided, however, at any time when SBP Varsity Holdings beneficially owns, in the aggregate, at least     % of the Original Amount, such advance notice procedure will not apply to SBP Varsity Holdings. Shareholders at an

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annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting, and who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations by SBP Varsity Holdings pursuant to the Director Nomination Agreement. See “Certain Relationships and Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Removal of Directors; Vacancies

Our certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when SBP Varsity Holdings beneficially owns, in the aggregate, less than     % of the Original Amount, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director, or by the shareholders; provided, however, at any time when SBP Varsity Holdings beneficially owns, in the aggregate, less than     % of the Original Amount, any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the shareholders).

Supermajority Approval Requirements

Our certificate of incorporation and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind, or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. For as long as SBP Varsity Holdings beneficially owns, in the aggregate, at least     % of the Original Amount , any amendment, alteration, rescission, or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission, or repeal. At any time when SBP Varsity Holdings beneficially owns, in the aggregate, less than     % of the Original Amount, any amendment, alteration, rescission, or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation will provide that at any time when SBP Varsity Holdings beneficially owns, in the aggregate, less than     % of the Original Amount, the following provisions in our certificate of incorporation may be amended, altered, repealed, or rescinded only by the affirmative vote of the holders of at least 66 2/3% (as opposed to a majority threshold that would apply if SBP Varsity Holdings beneficially owns, in

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the aggregate,     % or more) in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	The provision requiring a 66 2/3% supermajority vote for shareholders to amend our bylaws.

•	The provisions providing for a classified Board (the election and term of our directors).

•	The provisions regarding resignation and removal of directors.

•	The provisions regarding entering into business combinations with interested shareholders.

•	The provisions regarding shareholder action by written consent.

•	The provisions regarding calling special meetings of shareholders.

•	The provisions regarding filling vacancies on our Board and newly created directorships.

•	The provisions eliminating monetary damages for breaches of fiduciary duty by a director.

•	The amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting, and the supermajority voting requirements will make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (i) before the shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting

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stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (iii) at or after the time the shareholder became an interested shareholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:

•	Prior to such time, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder.

•

Upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares.

•

At or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the shareholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that SBP Varsity Holdings, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have

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jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our shareholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation, or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or the Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find any of the forum selection provisions contained in our certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows, and prospects and result in a diversion of the time and resources of our employees, management, and Board.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or shareholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors, or shareholders or their respective affiliates, other than those officers, directors, shareholders, or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, none of SBP Varsity Holdings or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that SBP Varsity Holdings or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of

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directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification, and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                . The transfer agent’s address is                 and its phone number is                .

Listing

We intend to list our common stock on                 under the symbol “SBP.”

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SHARES AVAILABLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.

Based on the number of shares of our common stock outstanding as of October 3, 2021, after giving effect to the Stock Split and consummation of this offering, we will have                 shares of our common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares.

Of the shares that will be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below.

The remaining shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our 2022 Omnibus Incentive Plan. Such registration statement is expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the shares of common stock covered by this registration statement will generally be eligible for sale in the public market, subject to certain contractual and legal restrictions summarized below.

Lock-up Agreements

We, each of our directors and executive officers and other shareholders owning substantially all of our common stock, have agreed that, without the prior written consent of                on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions are described in more detail under “Underwriting.”

Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

Pursuant to the registration rights agreement that we will enter into in connection with this offering, we will grant SBP Varsity Holdings the right to cause us, in certain instances, at our expense, to file a registration

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statement or to piggyback on registered offerings initiated by us in certain circumstances. Further, so long as we are then-eligible to use any applicable short-form registration, we will use our best efforts to cause such a shelf registration statement to be filed and declared effective under the Securities Act for the sale or distribution by the parties to the registration rights agreement, and any other holders approved by SBP Varsity Holdings, of the Registrable Securities. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Rule 144

In general, under Rule 144, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months, and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act and subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (i) 1% of the number of shares of our common stock outstanding, which will equal approximately                shares immediately after this offering; and (ii) the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements, and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of this offering are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our 2022 Omnibus Incentive Plan. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements, if applicable to those shares.

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MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined herein) with respect to their ownership and disposition of shares of our common stock acquired pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not or is not treated as, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Internal Revenue Code, as amended (the “Code”)) have the authority to control all of the trust’s substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any non-income tax consequences, such as estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxation. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, including, but not limited to, holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, “qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities in which all of the interests of which are held by qualified foreign pension funds or U.S. expatriates and former long-term residents of the United States, holders subject to the Medicare equivalent tax on net investment income or the alternative minimum tax, holders that are subject to the special tax accounting rules of Section 451(b) of the Code, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a

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partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

As described above in the section titled “Dividend Policy,” we do not anticipate declaring cash dividends on our common stock for the foreseeable future. If we do make distributions of cash or property on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “—Gain on Sale, Exchange or other Disposition of Our Common Stock.” Any such distribution will also be subject to the discussion below regarding effectively connected income, backup withholding and FATCA withholding.

Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate of the gross amount of dividends or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the U.S. and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the U.S., are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected earnings and profits of a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

To claim a reduction or exemption from withholding, a non-U.S. holder of our common stock generally will be required to provide (i) a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, and satisfy applicable certification and other requirements to claim the benefit of an applicable income tax treaty between the U.S. and such holder’s country of residence, or (ii) a properly executed IRS Form W-8ECI stating that dividends are not subject to withholding because they are effectively connected with such non-U.S. holder’s conduct of a trade or business within the U.S. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	The gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base

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maintained in the U.S. by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and be required to file a U.S. federal income tax return. If the non-U.S. holder is treated as a foreign corporation for U.S. federal income tax purposes, the branch profits tax described above in “—Distributions on Our Common Stock” also may apply;

•

The non-U.S. holder is an individual who is treated as present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the U.S.); or

•

Our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period ending on the date of such disposition (or the non-U.S. holder’s holding period of our common stock, if shorter) a “United States real property holding corporation” for U.S. federal income tax purposes. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded, as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the disposition occurs, only a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock will be subject to U.S. federal income tax on the disposition of our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. A non-U.S. holder will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate (currently 24%) with respect to dividends on our common stock. A non-U.S. holder generally will not be subject to U.S. backup withholding with respect to payments of dividends on our common stock if such holder establishes an exemption by certifying his, her or its non-U.S. status by providing a valid IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form); provided we do not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person (as defined in the Code).

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder establishes an exemption by certifying his, her or its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup

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withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund from the IRS, provided that the required information is timely furnished to the IRS.

FATCA Withholding

Sections 1471 through 1474 of the Code, and the U.S. Treasury Regulations and other administrative guidance issued thereunder, commonly referred to as “FATCA,” generally impose a U.S. federal withholding tax of 30% on dividends on, and, subject to the proposed Treasury regulations discussed below, the gross proceeds from a sale or other disposition of, stock in a U.S. corporation paid to (i) a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules, or (ii) a “non-financial foreign entity” (as defined in the Code), unless such entity provides the withholding agent with either a certification that it does not have any direct or indirect “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying, and information regarding, such substantial United States owners, or otherwise qualifies for an exemption from these rules. An intergovernmental agreement between the U.S. and the non-U.S. holder’s country of residence may modify the requirements described in this paragraph.

U.S. Treasury Regulations proposed in December 2018 eliminate possible FATCA withholding on the gross proceeds from a sale or other disposition of our common stock, and may be relied upon by taxpayers until final regulations are issued.

We will not pay additional amounts or “gross up” payments to holders as a result of any withholding or deduction for taxes imposed under FATCA. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their tax advisors regarding the implications of FATCA to their particular circumstances.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

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UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Barclays Capital Inc., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Barclays Capital Inc
Goldman Sachs & Co. LLC
RBC Capital Markets, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                . We have agreed to reimburse the underwriters for certain expenses in an amount up to $                .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of                 . This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

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Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our shares of common stock on the                under the symbol “SBP”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                , in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Certain of the underwriters or their affiliates are lenders under the Term Loan Facility, and as a result, may receive a portion of the net proceeds in connection with this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or

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otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area (“EEA”)

In relation to each EEA Member State (each a “Relevant Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that shares may be offered to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,.

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to, and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us any that:

(a)	it is a qualified investor within the meaning of the Prospectus Regulation; and

(b)

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the underwriters has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.

Us, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgment and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in the offering.

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Notice to Prospective Investors in the United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the UK; or persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). Shares are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the shares will be engaged in only with, the Relevant Persons. This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this Prospectus or any of its contents.

No shares have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Global Coordinators for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of shares shall requires us and/or any underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression “offer to the public” in relation to shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the UK who acquires any shares in the offering or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us, the underwriters and their affiliates that it means the criteria outlined in this section.

Notice to Prospective Investors in Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any

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applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest

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(howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended (the “FIEA”)). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

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LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Various legal matters related to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statements of Specialty Building Products Holding, LLC as of January 3, 2021 and December 29, 2019 and for each of the three years in the period ended January 3, 2021 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Reeb Millwork and Affiliates as of December 31, 2020 and 2019 and for the years then ended included in this prospectus and included in the Registration Statement, have been audited by Concannon, Miller & Co., P.C., an independent accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at the website of the SEC referred to above. We also maintain a website at www.specialtybuildingproducts.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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Combined Financial Statements of Reeb Millwork Corporation and Affiliates
Independent Auditor’s Report	F-34
Combined Balance Sheets	F-36
Combined Statements of Operations	F-37
Combined Statements of Equity	F-38
Combined Statements of Cash Flows	F-39
Notes to Combined Financial Statements	F-40

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PURSUANT TO 17 C.F.R. SECTION 200.83

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Specialty Building Products Holdings, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Specialty Building Products Holdings, LLC and its subsidiaries (the “Company”) as of January 3, 2021 and December 29, 2019, and the related consolidated statements of operations, comprehensive income (loss), changes in member equity and cash flows for each of the three years in the period ended January 3, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 3, 2021 and December 29, 2019, and the results of its operations and its cash flows for each of the three years in the period ended January 3, 2021 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in fiscal 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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Accounting for debt modification and extinguishment

As described in Note 9 to the consolidated financial statements, on September 30, 2020, the Company entered into a new senior secured note which allows for an aggregate principal borrowing of $600,000, and the Company’s term loan was paid off in full with the proceeds of the senior secured note. A portion of the lenders that were included in the term loan are also lenders in the senior secured note. As a result, there was both an extinguishment and modification of the term loan. In conjunction with the repayment of the term loan, management expensed $11,300 of unamortized debt issue costs, primarily related to lenders that did not carry over into the senior secured note. The $11,300 of unamortized debt issue costs are reflected in interest expense for the year ended January 3, 2021.

The principal considerations for our determination that performing procedures relating to the Company’s accounting for debt modification and extinguishment is a critical audit matter are the high degree of audit effort in performing procedures and in evaluating the evidence related to management’s accounting conclusion of debt modification or extinguishment for each lender.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) reading the debt agreements, (ii) testing management’s debt extinguishment and modification analysis for each lender, and (iii) evaluating management’s accounting treatment of debt issuance costs.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

October 1, 2021

We have served as the Company’s auditor since 2017.

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Specialty Building Products Holdings, LLC

Consolidated Balance Sheets

January 3, 2021 and December 29, 2019

(amounts in thousands)	2020	2019
Assets
Current assets
Cash and cash equivalents	$24,118	$15,847
Accounts receivable, net	200,619	136,262
Inventories	242,122	228,239
Prepaid expenses and other current assets	26,947	23,276

Total current assets	493,806	403,624
Property and equipment, net	59,832	58,693
Operating lease right-of-use assets, net	101,968	114,854
Intangible assets, net	209,013	203,229
Goodwill	164,314	155,563
Other long-term assets	1,893	1,640

Total assets	$1,030,826	$937,603

Liabilities and Member Equity
Current liabilities
Accounts payable	$54,708	$59,399
Accrued expenses and other liabilities	65,666	35,713
Factor loan payable	21,382	15,136
Line of credit	16,000	40,558
Current debt	409	5,478
Current finance lease liabilities	4,352	3,027
Current operating lease liabilities	16,778	17,549

Total current liabilities	179,295	176,860
Long-term debt, net of debt issuance costs	637,060	475,120
Long-term operating lease liabilities	84,165	96,364
Long-term finance lease liabilities	14,532	12,622
Deferred tax liability	31,380	28,620
Other long-term liabilities	991	4,067

Total liabilities	947,423	793,653

Commitments and contingencies (Notes 9, 10 and 13)

Member equity
Contributed capital	82,738	163,738
Accumulated other comprehensive income (loss)	1,838	(596)
Accumulated deficit	(1,173)	(19,192)

Total member equity	83,403	143,950

Total liabilities and member equity	$1,030,826	$937,603

See accompanying notes to the consolidated financial statements.

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Specialty Building Products Holdings, LLC

Consolidated Statements of Operations

Years Ended January 3, 2021, December 29, 2019 and December 30, 2018

(amounts in thousands)	2020	2019	2018
Net sales	$1,670,070	$1,389,570	$984,607
Cost of sales	1,323,201	1,101,752	806,899

Gross profit	346,869	287,818	177,708

Distribution expenses	120,992	115,343	67,933
Selling expenses	57,640	56,137	32,142
General and administrative expenses	71,232	56,212	48,278
Amortization of intangible assets	15,312	23,040	13,154
Other operating (income) loss	(1,020)	(74)	77

Income from operations	82,713	37,160	16,124

Interest expense	54,798	50,525	35,286

Income (loss) before income taxes	27,915	(13,365)	(19,162)

Income tax expense (benefit)	9,896	(984)	(7,235)

Net income (loss)	$18,019	$(12,381)	$(11,927)

See accompanying notes to the consolidated financial statements.

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Specialty Building Products Holdings, LLC

Consolidated Statements of Comprehensive Income (Loss)

Years Ended January 3, 2021, December 29, 2019 and December 30, 2018

(amounts in thousands)	2020	2019	2018
Net income (loss)	$18,019	$(12,381)	$(11,927)

Other comprehensive income (loss)
Foreign currency translation adjustments	2,434	(321)	(275)

Total other comprehensive income (loss)	2,434	(321)	(275)

Comprehensive income (loss)	$20,453	$(12,702)	$(12,202)

See accompanying notes to the consolidated financial statements.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Specialty Building Products Holdings, LLC

Consolidated Statements of Changes in Member Equity

Years Ended January 3, 2021, December 29, 2019 and December 30, 2018

(amounts in thousands)	Contributed Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Member Equity
Balances at December 31, 2017	$162,600	$—	$5,240	$167,840

Contributed capital	3,690	—	—	3,690
Net loss	—	—	(11,927)	(11,927)
Other comprehensive loss	—	(275)	—	(275)
Distributions	(2,552)	—	—	(2,552)

Balances at December 30, 2018	163,738	(275)	(6,687)	156,776

Net loss	—	—	(12,381)	(12,381)
Cumulative-effect of accounting change (Note 2)	—	—	(124)	(124)
Other comprehensive loss	—	(321)	—	(321)

Balances at December 29, 2019	163,738	(596)	(19,192)	143,950

Net income	—	—	18,019	18,019
Distribution to member	(81,000)	—	—	(81,000)
Other comprehensive income	—	2,434	—	2,434

Balances at January 3, 2021	$82,738	$1,838	$(1,173)	$83,403

See accompanying notes to the consolidated financial statements.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Specialty Building Products Holdings, LLC

Consolidated Statements of Cash Flows

Years Ended January 3, 2021, December 29, 2019 and December 30, 2018

(amounts in thousands)	2020	2019	2018
Cash flows from operating activities
Net income (loss)	$18,019	$(12,381)	$(11,927)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation of property and equipment	7,220	7,200	5,019
Loss on sale of property and equipment	267	331	358
Amortization of intangible assets	15,804	23,421	13,154
Amortization of right-of-use asset	20,074	16,702	—
Amortization of debt issuance costs	2,969	3,434	2,440
Debt extinguishment costs	11,300	—	7,383
Provision for excess inventory and obsolete inventory	(334)	(498)	120
Provision for bad debt	876	24	608
Provision for deferred income taxes	2,401	(8,936)	(12,089)
Unrealized loss on interest rate swap	83	2,507	—
Noncash incentive compensation expense	10,683	486	474
Changes in assets and liabilities
Accounts receivable, net	(47,769)	4,946	(3,817)
Inventories	1,401	(43,419)	(14,716)
Current and non current assets	(3,066)	(5,865)	(848)
Accounts payable	(27,646)	16,876	(4,615)
Operating lease liability	(16,096)	(13,175)	—
Current and non current liabilities	28,602	7,911	1,806

Net cash provided by (used in) operating activities	24,788	(436)	(16,650)

Cash flows from investing activities
Purchases of property and equipment	(4,758)	(4,958)	(2,181)
Proceeds from sale of property and equipment	723	865	561
Purchase of business, net of cash acquired	(50,093)	—	(266,048)

Net cash used in investing activities	(54,128)	(4,093)	(267,668)

Cash flows from financing activities
Proceeds from revolving line of credit	180,255	278,221	180,762
Proceeds from the term loan	—	—	544,500
Proceeds from secured senior note	650,000	—	—
Payments on revolving line of credit	(204,813)	(261,663)	(159,087)
Payments of term loan	(497,500)	(2,500)	(259,500)
Payments of equipment notes	(519)	(476)	(870)
Payments on finance lease obligations	(3,486)	(1,690)	(65)
Net proceeds (payments) on factor loan payable	6,246	(5,427)	416
Settlement of interest rate swap	(2,590)	—	—
Payment of debt issuance costs	(9,632)	—	(21,155)
Contributed capital	—	—	3,690
Distribution to member	(81,000)	—	(2,552)

Net cash provided by financing activities	36,961	6,465	286,139
Effects of foreign exchange rate changing on cash	650	271	149

Net increase in cash and cash equivalents	8,271	2,207	1,970
Cash and cash equivalents
Beginning of the year	15,847	13,640	11,670

End of the year	$24,118	$15,847	$13,640

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$47,708	$50,181	$34,492
Cash paid during the year for taxes	10,734	12,529	2,738
Noncash investing and financing activities
Acquisition of assets under operating lease obligations	3,127	12,716	—
Acquisition of assets under finance lease obligations	6,721	15,488	—

See accompanying notes to the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Specialty Building Products Holdings, LLC

Notes to Consolidated Financial Statements

January 3, 2021 and December 29, 2019

(amounts in thousands, except unit data)

1.	Summary of Significant Accounting Policies

Organization

Specialty Building Products Holdings, LLC (the Company) and its subsidiaries are a leading distributor of specialty building products in North America, with locations serving the majority of the United States and Canada. The Company was incorporated in the state of Delaware in 2017. The Company is a critical link in the value chain between manufacturers of specialty products and the Company’s customers, providing key logistic solutions to bring a wide range of specialty building products to the residential repair, remodel and new construction marketplaces. The Company’s headquarters are located in Duluth, Georgia.

Basis of Presentation and Consolidation

The financial statements include the consolidated accounts of Specialty Building Products Holdings, LLC and its wholly owned subsidiaries. The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). The Company has a policy of ending its fiscal year on the Sunday nearest December 31st; the year customarily consist of four 13-week quarters for a total of 52 weeks, however, certain years may consist of 53 weeks. The Company’s 2020 fiscal year was 53 weeks and the year end was January 3, 2021. The Company’s 2019 and 2018 fiscal years were 52 weeks and the year ends were December 29, 2019 and December 30, 2108, respectively.

All significant intercompany accounts, transactions and profits are eliminated in consolidation.

Reclassification of Prior Period Presentation

Certain prior period amounts have been reclassified to conform with current period presentations or as a result of recently adopted accounting standards.

Impact of Covid-19

The outbreak of the COVID-19 coronavirus, which was declared a pandemic by the World Health Organization in March 2020, has led to adverse impacts on the U.S. and global economies and the Company’s access to supply continues to be constrained, as our partners continue to bring resources online to meet market demand. Due to the fluidity and unprecedented and uncertain nature of the pandemic, we cannot predict the full impact of the COVID-19 pandemic on our business or that of our customers and participants in our supply chain, or on economic conditions generally, including the effects on construction activity. There is still considerable uncertainty regarding the extent and duration of the impact of the COVID-19 pandemic, and the pandemic and related economic impacts may affect our operations, although conditions have improved as compared to 2020. The Company continues to evaluate and assess the impact of COVID-19 on our business and operations as new facts and circumstances emerge.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company has determined that there are no significant estimates.

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Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss), which includes foreign currency translation adjustments.

Revenue Recognition

The Company recognizes revenue when performance obligations with the customer are satisfied. A performance obligation is a promise to transfer a distinct good to the customer and is the unit of account. The transaction price is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied. All contracts have a single performance obligation as the promise to transfer the individual good is not separately identifiable from other promises and is, therefore, not distinct. Substantially all of the Company’s sales are from the provision of products to customers under customer contracts in the form of purchase orders. Revenue is measured at the amount of consideration expected to be received in exchange for providing the products, net of customer deductions. Provisions for customer deductions for discounts, incentives and other pricing adjustments are determined by customer-specific agreements and historical experience. Revenue for our products sales is recognized at a point in time when control transfers, in accordance with the terms outlined below. Payment terms are generally between 10 and 30 days from shipment.

All amounts billed to a customer in a sales transaction related to shipping and handling, if any, represent revenue earned for the goods provided and are classified as sales. Related costs are accounted for as fulfillment activities and are recognized as cost of products sold when control of the products transfers to the customer.

Commissions to internal and external sales representatives are considered costs to obtain contracts. As these contracts are less than one year, these costs are expensed as incurred.

The Company has revenues from two primary product categories which is determined by how the product is shipped. Warehouse revenue is derived from goods shipped from the Company’s warehouses. Warehouse revenues are recognized when the customer accepts delivery and control of the product transfers to them, typically on an FOB destination basis at the delivery location. Direct revenue is derived from goods shipped directly to the customer from the Company’s vendors. Direct revenues are recognized when control has been transferred to the end customer, which is typically on an FOB destination basis at the customer’s delivery location. Direct revenue and related expenses are presented gross in the Consolidated Statement of Operations as the Company is considered the principal as the Company is primarily responsible for fulfilling the promise to provide the products to its customers. In addition, the company has inventory risk of loss before the specified goods have been transferred to the customer.

Cost of Sales

Cost of sales include cost of merchandise sold and inbound freight and are net of vendor rebates. In addition, depreciation expense and amortization expense related to assets directly involved in the generation of revenues are included in cost of sales.

Advertising

Advertising costs are expensed when incurred and totaled $2,664, $1,266 and $144 for the years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively. Advertising costs are reflected as selling expenses in the Consolidated Statements of Operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

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Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts through its primary relationship bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management monitors the financial status of its primary bank and believes it is not exposed to any significant credit risk on cash.

The Company had one major supplier that accounted for approximately 13%, 10% and 16% of purchases for the years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively.

The Company had one major supplier that accounted for approximately 29% and 40% of the total accounts payable balances at January 3, 2021, December 29, 2019, respectively.

The Company had one major customer that accounted for approximately 15% of net sales for the years ended January 3, 2021 and December 29, 2019. The Company had no major customer that accounted for more than 10% of net sales for the year ended December 30, 2018.

The Company had no major customer that accounted for more than 10% of total accounts receivable at January 3, 2021 and December 29, 2019.

Accounts Receivable

The Company extends trade credit based on an evaluation of a customer’s financial condition and generally does not require collateral. Trade credit terms are short-term in nature. Allowances for credit losses are maintained for estimated losses from the failure of customers to make payments for amounts due in the ordinary course of business. The Company determines allowances based on knowledge of the financial condition of customers, review of historical receivables, known pending issues for credits, industry factors and other pertinent facts. Amounts are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. In addition, the Company utilizes a credit insurance program with two independent third parties to insure accounts receivable from certain named customers. One policy provides for an annual $450 deductible and 10% coinsurance per claim. The other policy has no annual deductible and has a 10% coinsurance per claim. The allowance for credit losses was $955 and $648 at January 3, 2021 and December 29, 2019, respectively.

Factor Receivables

Pursuant to the terms of the Account Purchase Agreement, the Company may elect to receive advances for receivables from a single customer for sales in Canada and the United States. Proceeds from transfers under the Account Purchase Agreement reflect the face value of accounts receivable, net of expected rebates and discounts, less a factor’s fee. The factor’s fee is equal to .075% of the face value of accounts receivable, net of expected rebates and discounts. There are contractual limits on the amounts of accounts receivable that can be transferred, and the Company is charged interest on the total amount outstanding on the secured loan equal to LIBOR plus 1.25% per annum. As of January 3, 2021 and December 29, 2019, the Company recognized a liability of $21,382 and $15,136, respectively, which is recorded as a factor loan payable in the Consolidated Balance Sheets. The Company provides collection services on the factored accounts but does not receive any fees for acting as the collection agent, and as such has not recognized any servicing assets or liabilities as of January 3, 2021 and December 29, 2019. In addition, the Company recorded interest expense under this program in the Consolidated Statements of Operations of $335, $670, and $192 for the years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively.

The Company accounts for the transfer of accounts receivable to a third party financial institution under a factoring type arrangement (“Account Purchase Agreement”) in accordance with Accounting Standards Codification Transfers and Servicing, (“ASC 860”). The agreement was assumed in connection with the

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acquisition of Alexandria Moulding Holdings, LP on October 1, 2018 (Note 2). ASC 860 requires that several conditions be met in order to present the transfer of accounts receivable as a sale. Although the Company has the legal right to transfer its assets (accounts receivable) it does not meet the other criteria as the Company has not isolated the transferred assets and there are certain events that require the Company to be liable in the event of default by the customer. Because it does not meet all three conditions, the Company does not qualify for sales treatment of its accounts receivable. As a result, the related funding received is considered a liability that is presented as a factor loan payable in the Consolidated Balance Sheets.

Inventories

Inventories consist of purchased and manufactured goods for resale and are valued at the lower of cost or net realizable value with cost determined using the weighted-average costing method for purchased goods and standard cost for manufactured goods, which approximate the first-in, first-out method.

Property and Equipment

Property and equipment additions are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The estimated lives of the various classes of assets are as follows:

Building and improvements	7 to 40 years
Delivery equipment	3 to 15 years
Warehouse equipment	3 to 10 years
Office equipment	3 to 5 years
Automotive equipment	3 to 5 years

Expenditures for maintenance and repairs are recorded as expense, while renewals and betterments which extend the useful lives of the assets are capitalized. Effective with the Company’s acquisitions, all property and equipment were recorded at fair value.

Long-Lived Asset Impairment

The Company evaluates its long-lived assets, which include property and equipment, right of use assets and purchased intangible assets, for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets or asset group may not be recoverable. The determination of whether impairment has occurred is based on comparing management’s estimate of expected future net operating cash flows, undiscounted and without interest charges and income taxes, to the carrying amount of the underlying assets. Evaluation of a potential impairment would occur if the reported value of these assets exceeds the associated future undiscounted operating cash flows. Any potential impairment loss would be measured as the amount by which the carrying value exceeds the fair value of the asset. There were no triggering events identified that would require the Company to evaluate the long-lived assets for impairment.

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of the identifiable net assets that were acquired in the Company’s acquisitions (Note 2). The Company evaluates the carrying value of goodwill annually as of the last day of each fiscal year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. A significant amount of judgment is involved in determining if such an indicator of impairment has occurred. Indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, a decision to sell a business, unanticipated competition, or slower growth rates, among others.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

In the evaluation of goodwill for impairment, the Company has the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. Under the qualitative assessment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. If under the quantitative assessment the fair value of a reporting unit is less than its carrying amount, then the amount of the impairment loss, if any, is determined based on the amount by which the carrying amount exceeds the fair value up to the total value of goodwill assigned to the reporting unit. Fair values of the reporting units are estimated using a weighted methodology considering the output from both the income and market approaches. The income approach, if applied, incorporates the use of discounted cash flow analysis.

Impairment losses are recognized whenever the carrying amount of a reporting unit exceeds its fair value. For the years ended January 3, 2021, December 29, 2019 and December 30, 2018, the Company used the qualitative assessment and concluded that it was not more likely than not that fair value was greater than the carrying value (net assets).

Intangible Assets

In connection with the Company’s acquisitions, the Company had intangible assets that relate to trade names, customer relationships, developed technology, and noncompete agreements. These intangible assets are amortized over their estimated useful lives based on the expected pattern of economic benefit to their estimated residual value. The estimate useful lives are as follows:

Trade names	2 to 20 years
Customer relationships	15 years
Developed technology	10 years
Noncompete agreements	5 years

Acquired intangible assets with finite lives are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Significant judgment is involved in determining if such an indicator of impairment has occurred and may include a decline in expected cash flows or slower growth rates related to the asset or asset group.

An impairment, if any, is calculated based on the present value of future cash flows and an impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying amount. There were no triggering events identified that would require the Company to evaluate intangible assets for impairment for the periods presented.

Business Segments

Operating segments are defined as components of a business that can earn revenue and incur expenses for which discrete financial information is evaluated on a regular basis by the chief operating decision maker (“CODM”) to decide how to allocate resources and assess performance. The Company’s CODM, the Chief Executive Officer, reviews consolidated results of operations to make decisions. The Company maintains one operating and reportable segment, which is the sale and distribution of specialty building products to be used in the repair and remodeling, single family home construction, multi-family home and commercial construction markets.

Debt Issuance Costs

Loan costs are capitalized upon the issuance of long-term debt and amortized over the life of the related debt. Unamortized debt issuance costs related to the senior secured note and the term loan are accounted for as a discount against the associated debt and are amortized using the effective interest rate method over the term of

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

the related debt agreement. Unamortized debt issuance costs related to the Company’s revolving credit facility are included as an asset in the Consolidated Balance Sheets in other long-term assets and amortized over the term of the related agreement. Accretion and amortization of debt issuance costs totaled $2,969, $3,434 and $2,440 for the years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively, and are reflected in interest expense in the Consolidated Statements of Operations.

Foreign Currency

Foreign currency activity is reported in accordance with ASC 830, Foreign Currency Matters. The impact from foreign currency transactions is included in the Consolidated Statements of Operations as a component of cost of goods sold. Foreign currency net gains are $168, $126 and $95 for the years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively.

Some subsidiaries outside the United States use a functional currency other than the U.S. dollar. For those foreign subsidiaries, assets and liabilities are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the period. The effects of exchange rate changes are included in accumulated foreign currency translation adjustments, a component of other comprehensive loss. Investments in most foreign subsidiaries are considered permanently reinvested. No provision for income taxes on the related foreign currency translation adjustments of those subsidiaries has been recorded (Note 11).

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date.

Level 1 Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

ASC 820 also applies to measurements under other accounting pronouncements, such as ASC 825, Financial Instruments (“ASC 825”) that require or permit fair value measurements. ASC 825 requires disclosures of the fair value of financial instruments.

The Company’s financial instruments include cash, accounts receivable, accounts payable, accrued expenses, line of credit, stock-based compensation liability, and long-term debt. The Company’s nonfinancial assets such as property and equipment, goodwill and intangible assets are not measured at fair value on a recurring basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence that impairment may exist.

The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and line of credit approximate their fair value because of the short-term maturity and highly liquid nature of these instruments. The Company determines the fair value of long-term debt based on various factors including maturity schedules, call features and current market rates. The Company also uses quoted market prices, when available, or the present value of estimated future cash flows to determine fair value of the Company’s stock-based compensation liability and long-term debt. See Note 9 for fair value measurements for long-term debt.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

See Note 2 related to fair value measurements for the allocation of the assets acquired and liabilities assumed in the acquisitions of the Company.

Income Taxes

The Company is a disregarded entity for tax purposes; however, its sole owner is a taxable C Corporation. The Company provides fully for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), as if it were the taxpayer.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, the subsidiary considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Management’s estimate of the potential outcome of any uncertain tax issue is subject to its assessment of relevant risks, facts and circumstances existing at that time. The Company accounts for uncertain tax positions in accordance with ASC 740 and records a liability when such uncertainties meet the more likely than not recognition threshold.

Acquisitions

The Company accounts for all acquisitions in accordance with ASC 805, Business Combinations, (“ASC 805”) which requires that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The excess of the purchase price over the fair value of the assets less liabilities is recognized as goodwill. The process for estimating fair value of intangible assets, certain tangible assets, assumed liabilities and contingent consideration requires the use of judgment to determine the appropriate assumptions. ASC 805 defines the measurement period by which purchase price adjustments should be finalized as not to exceed one year from the acquisition date. Certain adjustments to the preliminary estimates of fair values of assets and liabilities made subsequent to the acquisition date, but within the measurement period, which is one year or less, are recorded in goodwill. Acquisition costs are expensed as incurred and are reported as general and administrative expenses.

Earnings per Unit

The Company analyzed the calculation of earnings per unit and determined that it resulted in values that would not be meaningful to the users of the consolidated financial statements as the equity structure of the Company contains only a single common unit issued and outstanding with no existing potentially dilutive securities in existence. Therefore, the earnings per unit information has not been presented for the years ended January 3, 2021, December 29, 2019 and December 30, 2018.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02 (Topic 842), Lease Accounting. On December 31, 2018, the Company adopted this standard using the modified retrospective approach and applied it to all leases. ASC 842 establishes a new lease accounting model for leases. The most significant changes include the clarification of the definition of a lease, the requirement for lessees to recognize for all leases a right-of-use asset and a corresponding lease liability in the Company’s Consolidated Balance Sheets, and additional quantitative and qualitative disclosures which are designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. Lease expense will continue to be recognized in the Consolidated Statement of Operations in a manner similar to prior accounting guidance.

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A lessee may apply the guidance in ASC 842 to a portfolio of leases with similar characteristics (size and composition) if the entity reasonably expects that the application of the leases model to the portfolio will not differ materially from the application to the individual leases in that portfolio. The Company did not apply the portfolio approach at the lease level when adopting ASC 842. However, as permitted by ASC 842, the Company has applied the portfolio approach in establishing the incremental borrowing rate applied to leases which have similar remaining lease terms, relate to similar underlying assets and exist in similar economic environments.

ASC 842 provides a practical expedient for lessees as it relates to separating lease components from nonlease components. Lessees may make an accounting policy election by class of underlying asset not to separate lease components from nonlease components. If an entity makes that accounting policy election, it is required to account for the nonlease components together with the related lease components as a single lease component. The Company elected to separate lease components from nonlease components.

The Company, pursuant to practical expedients permitted upon adoption, also elected to not reassess: 1) whether any expired or existing contracts are leases or contain leases; 2) the lease classification for any expired or existing leases; or 3) any initial direct cost for any expired or existing leases as of the transition date.

Upon adoption of ASC 842, the Company recorded $116,744 in right of use assets and $113,334 in lease liabilities related to the Company’s operating leases and $1,850 in right of use assets and lease liability related to the Company’s finance leases in the Consolidated Balance Sheets. The Company recorded a cumulative effect adjustment to retained earnings of $124 in the Consolidated Statements of Member Equity. The adoption of ASC 842 did not have a material impact on the Consolidated Statements of Operations or the Consolidated Statement of Cash Flows. There was no impact to the Company’s debt covenant calculation.

The Company leases certain land, buildings, and other types of equipment for use in its operations. These leases typically have initial terms ranging from two to fifteen years. Many of the leases contain renewal options which are exercisable at our discretion. These renewal options generally have terms ranging from one to five years.

The Company determines if an arrangement is a lease at the inception of the arrangement. Lease liabilities are recognized based on the present value of lease payments over the lease term at the arrangement’s commencement date. Right-of-use assets are recognized based on the amount of the measurement of the lease liability adjusted for any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and any initial direct costs incurred. Renewal options are included in the calculation of our right-of-use assets and lease liabilities when it is determined that they are reasonably certain of exercise based on an analysis of the relevant facts and circumstances. If the implicit interest rate of the lease agreements of the lease agreements is not readily determinable, the Company uses its incremental borrowing rate in determining the present value of lease payments. The Company determines the incremental borrowing rate based on information available at the lease commencement date. Certain of the lease arrangements contain lease and non-lease components. As a policy election, the Company does not recognize leases with an initial term of 12 months or less in the Consolidated Balance Sheets. The Company recognizes the expense for these leases on a straight-line basis over the lease term.

Certain of the Company’s operating leases are subject to variable lease payments based on various measures, such as rent escalations determined by percentage changes in the consumer price index, these payments are excluded from the calculation in the operating lease liabilities as they cannot be reasonably estimated and are expensed as incurred.

In addition, the Company has residual value guarantees on certain equipment leases. Under these leases, the Company has the option of (a) purchasing the equipment at the end of the lease term, (b) arranging for the sale of the equipment to a third party, or (c) returning the equipment to the lessor to sell the equipment. If the sales proceeds in any case are less than the residual value, the Company is required to reimburse the lessor for the deficiency up to a specified level as stated in each lease agreement. If the sales proceeds exceed the residual value, the Company is entitled to all of such excess amounts.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

On January 1, 2018, the Company adopted ASC 606: Revenue from Contracts with Customers (“ASC 606”) and applied it to all contracts using the modified retrospective method. There was no impact of applying ASC 606 on initial adoption at January 1, 2018 or for the years ended January 3, 2021, December 29, 2019 and December 30, 2018, however, the adoption of this guidance resulted in additional quantitative disclosures to disaggregate revenue by category.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is an update to existing guidance under the Investments topic of the Codification. This update introduced a new impairment model for financial assets, known as the current expected credit losses (“CECL”) model that is based on expected losses rather than incurred losses. The CECL model requires an entity to estimate credit losses on financial assets, including trade accounts receivable, based on historical information, current information and reasonable and supportable forecasts. Under this guidance companies record an allowance through earnings for expected credit losses upon initial recognition of the financial asset. The Company adopted the applicable aspects of this guidance on a modified retrospective basis as of December 30, 2019. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Goodwill and Other, Simplifying the Test for Goodwill Impairment. This guidance removes Step 2 of the goodwill impairment test, which required a hypothetical purchase price allocation. A goodwill impairment is now the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance remains largely unchanged. The Company adopted this guidance effective December 30, 2019. This guidance only impacts the Company’s consolidated financial statements if there is a future impairment of goodwill.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements on fair value measurements by removing, modifying and adding certain disclosure requirements in ASC 820. ASU 2018-13 is effective for the Company’s annual and interim periods beginning after December 15, 2019. The Company adopted this standard as of December 30, 2019 and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The purpose of ASU 2020-04 is to provide optional guidance for a period of time related to accounting for reference rate reform on financial reporting. It is intended to reduce the potential burden of reviewing contract modifications related to discontinued rates. The amendments and expedients in this update are effective as of March 12, 2020 through December 31, 2022 and may be elected by topic. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, an update to existing guidance under the Income Taxes topic of the Codification. This updated guidance simplifies the accounting for income taxes by removing certain exceptions to the general principles in the Income Taxes topic. This guidance is effective for public companies annual and interim periods beginning after December 15, 2020. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which reduces complexity for the accounting for costs of implementing a cloud computing service arrangement and aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for

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capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company will adopt this guidance prospectively on January 4, 2021. The impact of this guidance will depend on the expenditures incurred that are within the scope of the new standard. Management does not expect these expenditures to be material.

2.	Acquisition of Businesses

Acquisition of Mid-State Lumber Holding, Corp.

On December 4, 2020, the Company acquired Mid-State Lumber Holding, Corp. (“Mid-State”) for $50,093 and was funded by net borrowings of $50,093. The acquisition allows the Company to provide an expanded offering of products and services for dealers across New Jersey, Maryland, New York and New England.

The table below summarizes the consideration transferred to acquire Mid-State.

Total consideration	$50,093

Assets acquired
Accounts receivable	16,544
Inventories	14,977
Prepaid expenses and other assets	472
Property and equipment	2,304
Intangible assets	20,440

Total assets acquired	54,737

Liabilities assumed
Accounts payable	12,716
Accrued expenses	259

Total liabilities assumed	12,975

Net assets acquired	41,762

Excess fair value attributed to goodwill	$8,331

Goodwill of $8,331 represents the cost in excess of fair value of net assets acquired and is attributable to the expected significant growth of the business as well as the forward looking future earnings potential relative to the market. The goodwill is deductible for tax purposes.

The Company acquired intangible assets of $20,440. The following table is a summary of the fair value estimates of the identifiable intangible assets and their useful lives:

	Fair Value	Useful Life
Trade name	$6,700	2 years
Noncompete agreements	1,140	5 years
Customer relationships	12,600	15 years

	$20,440

The Company incurred transaction costs associated with the acquisition totaling $1,136 which are reflected as general and administrative expenses in the Consolidated Statements of Operations.

The purchase price allocation for the acquisition of Mid-State is complete.

Acquisition of Midwest Lumber Minnesota, Inc.

On June 1, 2018, the Company acquired Midwest Lumber Minnesota, Inc. (“Midwest”) for $47,189. Consideration was funded by member contributions of $1,500 and net borrowings of $45,689. The acquisition

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

allowed the Company a broader geographic presence and an expanded product mix. A reconciliation of the total enterprise value acquisition price to the cash purchase price in the Consolidated Statement of Cash Flows is as follows:

Enterprise value acquisition price	$47,189
Cash on hand at acquisition	(554)

Total cash consideration per consolidated statement of cash flows	$46,635

The table below summarizes the consideration transferred to acquire Midwest.

Total consideration	$47,189

Assets acquired
Cash	554
Accounts receivable	8,049
Inventories	8,907
Prepaid expenses and other assets	1
Property and equipment	995
Intangible assets	16,300

Total assets acquired	34,806

Liabilities assumed
Accounts payable	1,539
Accrued expenses	797
Notes payable	27

Total liabilities assumed	2,363

Net assets acquired	32,443

Excess fair value attributed to goodwill	$14,746

Goodwill of $14,746 represents the cost in excess of fair value of net assets acquired and is attributable to the expected significant growth of the business as well as the forward looking future earnings potential relative to the market. The goodwill is deductible for tax purposes.

The Company acquired intangible assets of $16,300. The following table is a summary of the fair value estimates of the identifiable intangible assets and their useful lives:

	Fair Value	Useful Life
Trade name	$2,600	20 years
Customer relationships	13,700	15 years

	$16,300

The Company incurred transaction costs associated with the acquisition totaling $513 which are reflected as general and administrative expenses in the Consolidated Statements of Operations.

The purchase price allocation for the acquisition of Midwest is complete.

Acquisition of Alexandria Moulding Holdings, LP

On October 1, 2018, the Company acquired Alexandria Moulding Holdings, LP (“Alexandria”) for $225,594. Consideration was funded by member contributions of $2,190 and net borrowings of $223,404. The acquisition

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

allowed the Company a broader geographic presence as well as enhanced product and service capabilities. A reconciliation of the total enterprise value acquisition price to the cash purchase price in the Consolidated Statement of Cash Flows is as follows:

Enterprise value acquisition price	$225,594
Cash on hand at acquisition	(6,181)

Total cash consideration per consolidated statement of cash flows	$219,413

The table below summarizes the consideration transferred to acquire Alexandria.

Total consideration	$225,594

Assets acquired
Cash	6,181
Accounts receivable	52,328
Inventories	43,403
Prepaid expenses and other assets	4,819
Property and equipment	19,846
Intangible assets	109,475

Total assets acquired	236,052

Liabilities assumed
Accounts payable	7,026
Accrued expenses	10,682
Valuation of forward contracts	33
Factor loan payable	20,563
Deferred tax liability	30,187

Total liabilities assumed	68,491

Net assets acquired	167,561

Excess fair value attributed to goodwill	$58,033

Goodwill of $58,033 represents the cost in excess of fair value of net assets acquired and is attributable to the expected significant growth of the business as well as the forward looking future earnings potential relative to the market. The goodwill is not deductible for tax purposes.

The Company acquired intangible assets of $109,475. The following table is a summary of the fair value estimates of the identifiable intangible assets and their useful lives:

	Fair Value	Useful Life
Trade name	$32,200	20 years
Customer relationships	71,200	15 years
Developed technology	6,075	10 years

	$109,475

The Company incurred transaction costs associated with the acquisition totaling $4,183 which are reflected as general and administrative expenses in the Consolidated Statements of Operations.

The purchase price allocation for the Alexandria acquisition is complete.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

3.	Segment, Geographical Area, and Major Customer Information

The Company identifies its segments based on the way management organizes the business to assess performance and make operating decisions regarding the allocation of resources. In accordance with the criteria in ASC 280, Segment Reporting, the Company has concluded that there is one operating and reportable segment, which is the sale of specialty building products. Examples of specialty building products that the Company sells are Exterior Trim/Siding/Finish, Moulding/Millwork, Composite Decking/Railing, Interior Finish, Engineered Wood Systems and Other. The Company sells these products in the United States and Canada. Summarized financial information concerning the Company’s reportable segment is shown in the tables below.

Revenues earned from external customers for groups of similar products are as follows:

	2020	2019	2018
Exterior Trim/Siding/Finish	$501,947	$418,940	$326,980
Moulding/Millwork	467,480	385,597	184,025
Composite Decking/Railing	273,399	223,143	160,102
Interior Finish	180,511	163,942	138,129
Engineered Wood Systems	133,304	103,988	72,221
Other	113,429	93,960	103,150

Total revenues	$1,670,070	$1,389,570	$984,607

Revenues earned in the United States and Canada based on the location where the products are delivered are as follows:

	2020	2019	2018
United States	$1,503,188	$1,258,227	$953,606
Canada	165,479	130,887	30,963
Other	1,403	456	38

Total revenues	$1,670,070	$1,389,570	$984,607

The Company has one external customer that exceeds 10% or more of the Company’s revenues. Revenues for that customer were $261,356 and $218,128 for the years ended January 3, 2021 and December 29, 2019, respectively. The Company had no customer with revenues that exceeded 10% or more of the Company’s revenues for the year ended December 30, 2018.

Long-lived assets, other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets, by geographic area are as follows:

	2020	2019	2018
United States	$51,591	$49,512	$37,331
Canada	8,241	9,181	9,723

Total long-lived assets	$59,832	$58,693	$47,054

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PURSUANT TO 17 C.F.R. SECTION 200.83

4.	Inventories

Inventories consisted of the following at January 3, 2021 and December 29, 2019:

	2020	2019
Raw materials	$5,015	$5,527
Finished goods and work in progress	237,107	222,712

Total inventories	$242,122	$228,239

5.	Property and Equipment

Property and equipment consisted of the following at January 3, 2021 and December 29, 2019:

	2020	2019
Land	$5,000	$5,000
Buildings and improvements	23,813	20,594
Delivery equipment	23,086	19,486
Warehouse equipment	28,203	24,528
Office equipment	2,962	2,528
Construction in progress	543	819
Automotive equipment	3,195	2,393

Property and equipment	86,802	75,348
Less: Accumulated depreciation	(26,970)	(16,655)

Property and equipment, net	$59,832	$58,693

Property and equipment includes assets recorded under finance leases with a cost basis of $24,066 and $17,339 and accumulated depreciation of $6,159 and $2,097 and a net book value of $17,907 and $15,242 as of January 3, 2021 and December 29, 2019, respectively.

Depreciation expense on property and equipment totaled $7,220, $7,200 and $5,019 for the years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively. Depreciation expense is recorded in cost of sales and general and administrative expenses in the Consolidated Statements of Operations.

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6.	Intangible Assets

Intangible assets consisted of the following at January 3, 2021 and December 29, 2019:

	2020
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Trade names	$71,410	$(20,844)	$50,566
Customer relationships	186,760	(33,617)	153,143
Developed technology	6,167	(1,984)	4,183
Noncompete agreements	1,140	(19)	1,121

	$265,477	$ (56,464)	$209,013

	2019
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Trade names	$64,003	$(17,315)	$46,688
Customer relationships	173,523	(21,884)	151,639
Developed technology	6,034	(1,132)	4,902

	$243,560	$ (40,331)	$203,229

The intangible assets represent the value allocated to the trade names, customer relationships, developed technology and noncompete agreements resulting from the acquisitions of the Company. Amortization expense was $15,804, $23,421 and $13,154 for the years ended January 3, 2021, December 29, 2019 and December 30, 2018, respectively. Amortization expense is recorded in cost of sales and amortization of intangible assets in the Consolidated Statements of Operations.

Annual amortization of the intangible assets for the next five years is as follows:

2021	$19,218
2022	18,940
2023	15,869
2024	15,869
2025	15,850
Thereafter	123,267

$209,013

7.	Goodwill

The following is a rollforward of goodwill for the years ended January 3, 2021 and December 29, 2019:

	2020	2019
Balance at beginning of the year	$155,563	$155,225
Acquisitions	8,331	—
Foreign currency adjustment	420	(68)
Adjustments during the measurement period	—	406

Balance at the end of the year	$164,314	$155,563

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The adjustment made during the measurement period during the year ended December 29, 2019 relates to a tax allocation adjustment for acquisitions made during 2018.

8.	Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following at January 3, 2021 and December 29, 2019:

	2020	2019
Accrued customer rebates	$17,388	$11,397
Accrued interest payable	10,565	3,475
Accrued wages and benefits	8,129	6,436
Deferred compensation	11,878	710
Bank overdrafts	10,792	9,950
Deferred employer payroll taxes	4,099	—
Other accrued expenses	2,815	3,745

Total accrued expenses and other liabilities	$65,666	$35,713

9.	Financing Arrangements

Outstanding debt (excluding finance lease obligations) consisted of the following at January 3, 2021 and December 29, 2019:

	2020	2019
Senior secured note	$650,000	$—
Term loan	—	497,500
Line of credit	16,000	40,558
Equipment notes	775	1,294

Total debt	666,775	539,352
Less: Debt issuance costs	(13,306)	(18,196)
Less: Line of credit	(16,000)	(40,558)
Less: Current debt	(409)	(5,478)

Total long-term debt	$637,060	$475,120

The future maturities by year of total debt are as follows:

2021	$16,409
2022	366
2023	—
2024	—
2025	—
Thereafter	650,000

$666,775

Senior Secured Note

On September 30, 2020, the Company entered into a new senior secured note which allows for an aggregate principal borrowing of $600,000. The company paid $8,750 of debt issuance costs in connection with this borrowing, which were a combination of fees paid to lenders and third party professional fees. The amounts capitalized were the result of new lenders and the determination that the Company’s term loan was modified for certain lenders in accordance with ASC 470, Debt (“ASC 470”). The costs are included as a contra liability

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

within long-term debt on the Consolidated Balance Sheets. Interest payments on the note are due semi-annually on March 30 and September 30, commencing on March 30, 2021 at a fixed rate of 6.375%. The note matures on September 30, 2026. The Company is permitted to redeem the senior secured note on or after September 20, 2022 at a price of 103.188% of the principal. The senior secured note is guaranteed by Specialty Building Products Intermediate Holdings II, LLC and by the Company and Specialty Building Products Finance Corp., collectively, the “co-issuers”. The proceeds from the senior secured note were used to pay off the term loan as well as fund an $81,000 distribution to the member.

On November 4, 2020, the Company amended the senior secured note to allow for an additional borrowing of $50,000. The Company paid $944 of debt issuance costs in connection with the amendment which were a combination of fees paid to lenders and third party professional fees. These costs were offset by a $375 bond premium and are included as a contra liability long-term debt on the Consolidated Balance Sheets.

The senior secured note contains various restrictive covenants which include periodic reporting to the lender and limitation of indebtedness and payments based on certain financial measurements, including a fixed charge ratio of at least 2:1. The calculation of the fixed charge ratio is the ratio of trailing twelve months of earnings before interest, taxes, depreciation and amortization adjusted for acquisitions, dispositions and run-rate synergies for the most recent four consecutive quarters to consolidated fixed charges. At January 3, 2021, the Company was in compliance with all financial covenants included in the loan agreement.

Term Loan

On October 1, 2018, the Company modified its term loan to allow for an aggregate principal borrowing of $500,000. The Company paid $19,795 of debt issuance costs in connection with these borrowings. These costs are included as a contra liability within long-term debt on the Consolidated Balance Sheets.

In accordance with ASC 470, the Company expensed $7,383 in debt issuance costs related to the extinguishment of certain participants that were part of the original term loan or the original and amended term loan on October 1, 2018. These costs were expensed through interest expense. Unamortized debt issuance costs of $2,357 related to the modification of certain participants of the original and amended loans are included as a contra liability within long-term debt on the Consolidated Balance Sheets. These costs are being amortized over the life of the current term loan.

Principal on this loan was due in quarterly installments of $1,250 beginning June 28, 2019 through September 30, 2025, with the remainder due on October 1, 2025. In addition, annual excess cash flow payments, as defined per the agreement, were due after the fiscal year ending December 29, 2019, if any. There were no excess cash payments made during the year ended December 29, 2019. The agreement permitted early principal payments without premium or penalty. Interest on all borrowings was due at the Company’s option of LIBOR plus 5.75%. The LIBOR Rate at December 29, 2019 was 1.70%, based on the LIBOR Rate selection. Assuming no events of default, the term loan agreement permitted the Company to request incremental term loans subject to the conditions set forth in the term loan agreement and subject to certain ratios. The credit agreement contained various restrictive covenants which include periodic reporting to the lender and limitation of indebtedness and payments based on certain financial measurements. The term loan was guaranteed by the Company’s parent, Specialty Building Products Intermediate II, LLC.

On September 30, 2020, the term loan was paid off in full with the proceeds of the senior secured note. A portion of the lenders that were included in the term loan are also lenders in the senior secured note. As a result, there was both an extinguishment and modification of the term loan in accordance with ASC 470. In conjunction with the repayment of the term loan, the Company expensed $11,300 of unamortized debt issue costs, primarily related to lenders that did not carry over into the senior secured note. The amount is reflected in interest expense in the Consolidated Statements of Operations.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

The term loan agreement contained various restrictive covenants which included periodic reporting to the lender and limitation of indebtedness and payments based on certain financial measurements, including a fixed charge ratio of 2:1. At December 29, 2019, the Company was in compliance with all financial covenants included in the loan agreement.

Revolving Line of Credit

In 2017, the Company entered into an asset-based revolving credit facility in an aggregate principal amount of $135,000 which matures October 26, 2022. The amount available for advance under this line of credit is based on a percentage of the Company’s eligible trade accounts receivable and inventories. The revolving line of credit is secured by the Company’s accounts receivable, inventories, equipment, and other personal property. The credit agreement contains various financial covenants which include periodic reporting to the lenders and limitation of indebtedness and payments based on certain financial measurements, including a fixed charge ratio of 2:1. The calculation of the fixed charge ratio is the ratio of trailing twelve months of earnings before interest, taxes, depreciation and amortization adjusted for acquisitions, dispositions and run-rate synergies for the most recent four consecutive quarters to consolidated fixed charges. Interest is payable monthly at the Company’s election of either the LIBOR Rate plus an applicable percentage between 1.25% and 1.75% or at the Alternate Base Rate (ABR) plus an applicable percentage between .25% and .75%. The revolving line of credit is guaranteed by the Company’s parent, Specialty Building Products Intermediate II, LLC.

On October 1, 2018, the Company modified the debt agreement for the asset-based revolving credit facility. The new agreement provided for a $100,000 line of credit and a new maturity date of October 1, 2023. The interest rate was not modified. In accordance with ASC 470, the Company did not amortize any additional existing debt issuance costs related to the debt modification. The remaining balance of the debt issuance costs are included in other long-term assets on the Consolidated Balance Sheets and are being amortized over the term of the new agreement.

On September 30, 2020, the Company modified the debt agreement for the asset-based revolving credit facility. The new agreement provides for a $125,000 line of credit and a new maturity date of September 20, 2025. The interest rate was not modified. In accordance with ASC 470, the Company did not amortize any additional existing debt issuance costs related to the modification. The remaining balance of the debt issuance costs and additional capitalized debt issuance costs of $313 are included in other long-term assets on the Consolidated Balance Sheets and are being amortized over the term of the new agreement.

As of January 3, 2021, the interest rate was 3.50% based on the ABR rate of 3.25% plus the applicable percentage rate of .25%. As of December 29, 2019, the interest rate was 3.45% based on the LIBOR rate of 1.70% plus the applicable percentage rate of 1.75% rounded to the nearest eighth.

As of January 3, 2021, the Company had outstanding borrowings of $16,000 and accrued interest of $205. As of December 29, 2019, the Company had outstanding borrowings of $40,558 and accrued interest of $283. The amount available under the line of credit as of January 3, 2021 and December 29, 2019 was $128,477 and $54,690, respectively.

As of January 3, 2021 and December 29, 2019, the Company was in compliance with all financial covenants included in the revolving line of credit agreement.

The Company had letters of credit outstanding of $5,444 and $4,673 at January 3, 2021 and December 29, 2019, respectively.

Equipment Notes

The Company has a master agreement with a bank which provides for borrowings for the purchase of equipment, subject to approval by the bank. The Company currently has three equipment notes outstanding under this master

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

agreement that expire on various dates through 2022. Principal and interest at approximately 4% are due monthly under these agreements. Borrowings outstanding under this agreement at January 3, 2021 and December 29, 2019 totaled $775 and $1,294, respectively.

Financial Debt Instruments Not Recorded at Fair Value

The following presents the estimated fair value of debt financial instruments not recorded at fair value on a recurring basis. The Company values long-term debt using Level 2 inputs. Valuations are based on market and/or broker ask prices.

	2020		2019
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$637,469	$691,231	$480,598	$493,819

10.	Lease and Other Finance Obligations

Right-of-use assets and lease liabilities consisted of the following as of January 3, 2021 and December 29, 2019:

	2020	2019
Assets
Operating lease right-of-use assets, net	$101,968	$114,854
Finance lease right-of-use assets, net (included in property and equipment, net)	17,907	15,242

Total right-of-use assets	$119,875	$130,096

Liabilities
Current
Current operating lease liabilities	$16,778	$17,549
Current finance lease liabilities	4,352	3,027
Long-term
Long-term operating lease liabilities	84,165	96,364
Long-term finance lease liabilities	14,532	12,622

Total lease liabilities	$119,827	$129,562

Total lease costs consisted of the following for the years ended January 3, 2021 and December 29, 2019:

	2020	2019
Operating lease costs	$23,147	$21,861
Finance lease costs
Amortization of finance lease right-of-use assets	4,062	2,096
Interest on finance lease liabilities	890	571
Short-term lease costs	1,635	1,543
Variable lease costs	419	941

Total lease costs	$30,153	$27,012

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Future minimum lease payments as of January 3, 2021, for the Company’s operating and finance leases having an initial or remaining non-cancelable lease term in excess of one year are as follows:

	Operating Leases	Finance Leases
2021	$20,783	$5,077
2022	16,909	4,876
2023	13,603	4,585
2024	12,272	4,075
2025	10,010	2,242
Thereafter	67,457	583

Total lease payments	141,034	21,438
Less: amount representing interest	(40,091)	(2,554)

Present value of lease liabilities	100,943	18,884
Less: current portion	(16,778)	(4,352)

Long-term lease liabilities, net of current portion	$84,165	$14,532

Operating and finance lease payments related to options to extend lease terms that are reasonably certain of being exercised are immaterial and the Company does not have leases signed but not yet commenced as of January 3, 2021.

Weighted average lease terms and discount rates as of January 3, 2021 and December 29, 2019 are as follows:

	2020	2019
Weighted average remaining lease term (years)
Operating leases	11.1	11.3
Finance leases	4.9	5.9
Weighted average discount rate
Operating leases	6.2%	6.2%
Finance leases	4.7%	5.3%

The cash paid for amounts included in the measurement of lease liabilities for the years ended January 3, 2021 and December 29, 2019 is as follows:

	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$23,242	$20,432
Operating cash flows from finance leases	781	553
Financing cash flows from finance leases	3,548	1,707

11.	Income Taxes

Domestic and foreign income (loss) before income taxes is as follows:

	2020	2019	2018
Domestic	$17,423	$(14,012)	$(19,658)
Foreign	10,492	647	496

Total income (loss) before income taxes	$27,915	$(13,365)	$(19,162)

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Income tax expense (benefit) for the year ended January 3, 2021, December 29, 2019 and December 30, 2018 is as follows:

	2020	2019	2018
Current income tax expense
Federal	$315	$3,694	$3,279
State	3,349	2,579	1,045
Foreign	3,831	1,679	530

Total current income tax expense	7,495	7,952	4,854

Deferred income tax expense (benefit)
Federal	3,044	(4,349)	(10,760)
State	549	(3,153)	(970)
Foreign	(1,192)	(1,434)	(359)

Total deferred income tax expense (benefit)	2,401	(8,936)	(12,089)

Total income tax expense (benefit)	$9,896	$(984)	$(7,235)

The reconciliation of the provision for income taxes at the federal statutory rate of 21% to the actual tax expense is as follows:

	2020	2019	2018
Statutory federal income tax rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	9.8	6.5	0.5
Foreign rate difference	1.3	0.5	(0.1)
Non deductible meals and entertainment	0.6	(2.5)	—
Global intangible low taxed income inclusion	—	(3.4)	—
Non deductible deferred compensation	8.0	—	—
Unrealized foreign exchange gain/losses	—	(1.8)	—
Provision to return adjustments	(1.7)	3.5	—
Change in valuation allowance	(4.1)	(14.7)	—
Change in subsidiary’s tax status	—	—	17.7
Other	0.6	(1.7)	(1.3)

	35.5%	7.4%	37.8%

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Significant components of deferred tax assets and liabilities as of January 3, 2021 and December 29, 2019 are as follows:

	2020	2019
Noncurrent deferred tax assets
Accruals	$178	$272
Debt costs	—	1,478
Inventory	1,086	1,048
Interest limitation	5,062	8,145
Deferred payroll taxes	1,020	—
Operating lease obligation	27,612	31,443
Other	792	693

Deferred tax assets	35,750	43,079
Less: Valuation allowance	—	(1,973)

Net deferred tax assets	35,750	41,106

Noncurrent deferred tax liabilities
Property and equipment	(4,235)	(3,901)
Intangibles	(31,483)	(32,875)
Debt costs	(751)	—
Right of use asset	(30,169)	(32,700)
Other	(492)	(250)

	(67,130)	(69,726)

Net deferred tax liability	$(31,380)	$(28,620)

For the year ended January 3, 2021, the Company continues its indefinite reinvestment assertion and its Canadian earnings are considered permanently reinvested. Accordingly, no provision for US federal income taxes or foreign taxes has been made in the Company’s consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered permanently invested. However, future remittances could be subject to additional foreign withholding taxes, U.S. state taxes and certain tax impacts relating to foreign currency exchange effects. It is not practicable to estimate the amount of any unrecognized tax effects on these reinvested earnings and original investments in foreign subsidiaries.

The Company reviews deferred tax assets for recoverability and will establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset is realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income (loss), projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. As of January 3, 2021, the Company has determined that a valuation allowance is not necessary. The valuation allowance of $1,973 for the year ended December 29, 2019 was due to the change in the realizability of its deferred tax asset for interest deduction limitations. The change in the Company’s valuation allowance for the years ended January 3, 2021, December 29, 2019 and December 20, 2018 is as follows:

	2020	2019	2018
Balance at beginning of the year	$(1,973)	$—	$—
Provision for interest deduction limitations	1,973	(1,973)	—

Balance at the end of the year	$—	$(1,973)	$—

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of tax expense. The Company has no unrecognized tax benefits as of January 3, 2021 and December 29, 2019. The

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Company has not accrued any tax reserves or interest or penalties related to unrecognized tax benefits as of January 3, 2021 and December 29, 2019. The Company files federal and state income tax returns and appropriate foreign jurisdictional tax returns with varying statutes of limitations between two and five years.

The Company has no net operating loss carryforwards as of January 3, 2021, December 29, 2019 and December 30, 2018.

12.	Employee Compensation Plans

The Company has established an incentive based compensation plan (“the Profits Interest Plan”) to advance the interest of the Company by providing the incentive units to key employees. These units under the plan are intended to be treated as “profits interests” under IRS Revenue Procedure 93-27 and IRS Revenue Procedure 2001-43. A portion of these units are performance based and vest upon the sale of the partnership, while the other portion vests over time. For the time-vesting units, unless earlier terminated or forfeited, twenty percent (20%) of the units will vest on each of the first five (5) anniversaries of the effective date, if there has not been a cessation of the employee’s employment. One hundred percent (100%) of the units will vest upon the occurrence of a sale of the partnership, provided, the employee has maintained continuous employment of the Company through the effective date of the sale. Pursuant to the terms of the incentive based compensation plan, the sale of the Company on January 21, 2021 accelerated the vesting for the time and performance based units. The fully vested units were settled in cash in January 2021. See Note 14 related to subsequent events for additional information.

There were 3,186 and 3,385 units granted during the years ended January 3, 2021 and December 30, 2018, respectively. There were no units granted during the year ended December 29, 2019. Units granted for the Profits Interest Plan as of January 3, 2021 are as follows:

Securities
Class B	7,564
Class C	2,443
Class D	2,443
Class E	2,443

14,893

The Class B units are a time-vesting unit (five-year vesting period). The Class C, D, and E units vest based on performance measures as a result of a change of control. The profits interests are recorded as a liability in Accrued Expenses and Other Liabilities in the Consolidated Balance Sheets in accordance with ASC 718, Compensation-Stock Compensation, (Note 8). The changes in fair value are recorded in the Consolidated Statement of Operations. For the years ended January 3, 2021, December 29, 2019 and December 30, 2018, $10,683, $486 and $474 was recorded, respectively, as compensation expense, based on the value and the vesting portion of the time based units. There was no compensation expense recorded for the performance based units. The remaining unrecognized compensation expense for these awards as of January 3, 2021 and December 29, 2019 are as follows:

	2020	2019
Securities
Class B	$4,174	$1,229
Class C	5,350	652
Class D	5,350	543
Class E	—	447

	$14,874	$2,871

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

840 units have been forfeited or cancelled as of January 3, 2021. On January 21, 2021, the Company had a change of control event (Note 14). As a result, as of January 3, 2021, the Company estimated the fair value of the units utilizing the enterprise value of the Company derived from the transaction. As of December 29, 2019 and December 30, 2018, the estimated fair value of the awards was determined using the Black-Scholes option pricing model. The application of this valuation model involves assumptions that are judgmental and highly sensitive. The following table presents the key weighted average assumptions used in determining the fair values of awards issued as of December 29, 2019 and December 30, 2018:

	2019	2018
Risk-free interest rate	1.59%	2.92%
Volatility	60.00	68.00
Dividend yield	0.00	0.00
Expected term	2.25 years	3.5 years

The following methodologies were applied in developing the assumptions used in determining the fair value of awards granted:

Risk-Free Rate

This is the US Treasury rate for the time-period equivalent to the expected term.

Expected Volatility

This is the measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses an average volatility of a group of similar companies across related industries which are publicly traded for the time-period equivalent to the expected term.

Dividend Yield

The Company does not plan on paying dividends in the future.

Expected Term

The expected term used is the weighted average expected holding period (in years) until a major liquidity event.

13.	Commitments and Contingencies

The Company is involved in several legal proceedings, claims and litigation arising in the ordinary course of business. Management presently believes that the outcome of each pending proceeding or claim will not have a material adverse effect on the consolidated financial position of the Company or on the consolidated results of operations.

14.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through October 1, 2021, which is the date the financial statements were issued.

On January 21, 2021, The Jordan Company LP through the legal entity Specialty Building Products, Inc. (“SBP”), formerly known as SBP Buyer, Inc. acquired a majority equity ownership in the Company from its existing shareholders for a purchase price of $1,095,000, which includes cash and parent equity consideration, and debt assumed, resulting in SBP obtaining a controlling interest in the Company, and a change in control event. The transaction has been treated as a business combination by SBP in accordance with ASC 805 Business Combinations; however, the valuation and treatment of consideration paid, acquired assets, intangible assets and assumed liabilities has not been finalized.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

In connection with the acquisition, on January 20, 2021, the Company amended the senior secured note to allow for an additional borrowing of $75,000 which was used to partially fund the transaction. Additionally, $14,800 of seller transaction expense was included as part of the acquisition purchase price and was settled on the closing date. The Profits Interest Plan (Note 12) was fully settled in conjunction with this transaction.

On September 10, 2021, the Company entered into a definitive agreement to acquire all of the equity interests of each of Reeb Millwork, Corporation, a New Jersey corporation, R and K Logistics Incorporated, a Pennsylvania corporation, Reeb Millwork—Southeast a North Carolina corporation, Reeb Millwork of New England, Inc., a Rhode Island corporation, Reeb Millwork Corporation of Maryland, a Maryland corporation, Reeb Millwork Corporation of New York, a Delaware corporation (collectively, the “Reeb Companies”) for a purchase price of $575,000 subject to customary working capital adjustments.

In conjunction with the acquisition and pursuant to the terms of the Profits Interest Plan, the Company paid $26,753 in cash to settle the fully vested units as discussed in Note 12.

There were no other matters identified requiring further adjustment to or disclosure in the Company’s consolidated financial statements.

Events Subsequent to Original Issuance of Financial Statements (Unaudited)

The Company has evaluated subsequent events from October 1, 2021 through November 12, 2021, which is the date the financial statements were re-issued.

On October 15, 2021, the Company acquired all the equity interests of the Reeb Companies for a purchase price of $575,000 subject to customary working capital adjustments. The transaction has been accounted for using the acquisition method of accounting in accordance with ASC 805, which requires that assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. Transaction costs associated with the acquisition totaled $7,162. The initial purchase price allocation for the Reeb Companies acquisition has not been completed as of the date of this filing.

On October 15, 2021, the Company entered into a term loan agreement for an aggregate principal borrowing of $800,000. The Company capitalized $20,813 of debt issuance costs in connection with this borrowing, which were a combination of fees paid to lenders and third party professional fees. The loan matures on October 15, 2028. Principal payments equal to .25% of the outstanding principal balance are due quarterly beginning June 30, 2022. The term loan accrues interest at LIBOR plus an applicable percentage.

On November 1, 2021, the Company acquired all of the equity interests of DW Distribution, Inc. for a purchase price of $225,000 subject to customary working capital adjustments. The transaction has been accounted for using the acquisition method of accounting in accordance with ASC 805, which requires that assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. Transaction costs associated with the acquisition totaled $2,115. The initial purchase price allocation for the DW Distribution, Inc. acquisition has not been completed as of the date of this filing.

On October 22, 2021, the Company entered into a definitive agreement to acquire Millwork Sales of Royal Palm Beach, LLC, a Florida limited liability company, and Millwork Sales of Orlando, LLC, a Florida limited liability company, for a purchase price of $191,617 subject to customary working capital adjustments.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of Reeb Millwork Corporation and Affiliates

Opinion

We have audited the accompanying combined financial statements of Reeb Millwork Corporation and Affiliates (the “Company”) which comprise the combined balance sheets as of December 31, 2020 and 2019, and the related combined statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the combined financial statements.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company for the years ended December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Combined Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the combined financial statements are available to be issued.

Auditor’s Responsibility for the Audit of the Combined Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the combined financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

In performing audits in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the combined financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audits.

/s/ Concannon, Miller & Co., P.C.

Bethlehem, PA

September 28, 2021

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

REEB MILLWORK CORPORATION AND AFFILIATES

COMBINED BALANCE SHEETS

	December 31,
	2020	2019
ASSETS
Current assets:
Cash	$10,376,150	$798,733
Employee advances	1,165	1,435
Accounts receivable, less allowance for credit losses of $285,891 and $218,232, respectively	38,735,443	30,263,882
Miscellaneous receivables	275,279	456,893
Vendor rebates receivable	4,500,949	3,754,814
Inventories	61,987,738	54,121,935
Prepaid expenses	1,624,438	1,810,165

Total Current Assets	117,501,163	91,207,857

PROPERTY, PLANT AND EQUIPMENT, NET	70,071,055	72,396,836

OTHER ASSETS
Deposits - workers’ compensation	522,191	521,879
Goodwill	99,000	99,000

Total Other Assets	621,191	620,879

Total Assets	$188,193,409	$164,225,572

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Outstanding checks	$3,244,006	$1,148,171
Current portion of long-term debt	2,610,361	2,610,361
Line of credit	—	7,476,806
Accounts payable	11,901,605	8,402,983
Accrued expenses	24,665,102	14,497,155
Demand notes - related party	21,621,588	20,744,255

Total Current Liabilities	64,042,662	54,879,731

LONG-TERM LIABILITIES
Notes payable - related party	3,702,855	3,703,105
Deferred compensation	2,946,944	2,088,594
Other long-term liabilities	2,550,188	1,039,787
Long-term debt, net of current portion	33,768,268	36,392,037

Total Long-Term Liabilities	42,968,255	43,223,523

Total Liabilities	107,010,917	98,103,254

EQUITY
Common stock, Series A, no par value, 30,006 shares authorized and issued	42,570	42,570
Common stock, Series B, no par value, 374,046 shares authorized and issued	22,770	22,770
Additional paid-in capital	19,499,960	19,499,960
Retained earnings	47,127,646	30,405,093

Total Reeb Millwork Corporation and affiliates’ equity	66,692,946	49,970,393
Noncontrolling interests	14,489,546	16,151,925

Total Equity	81,182,492	66,122,318

Total Liabilities and Equity	$188,193,409	$164,225,572

The accompanying notes are an integral part of the combined financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

REEB MILLWORK CORPORATION AND AFFILIATES

COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2020	2019
Net sales	$381,069,782	$342,751,276
Cost of sales	264,738,766	241,661,105

Gross profit	116,331,016	101,090,171
Distribution expenses	29,217,138	29,873,983
Selling expenses	21,054,486	24,854,760
General and administrative expenses	35,634,954	26,245,401
Other operating loss	101,169	224,330

Income from operations	30,323,269	19,891,697
Interest expense	3,266,064	3,583,222
Interest expense - related party	560,376	1,153,536

Income before income taxes	26,496,829	15,154,939
Income tax expense	484,553	13,884

Net income	26,012,276	15,141,055
Net income attributable to noncontrolling interests	1,062,784	1,611,507

Net income attributable to Reeb Millwork Corporation and affiliates	$24,949,492	$13,529,548

The accompanying notes are an integral part of the combined financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

REEB MILLWORK CORPORATION AND AFFILIATES

COMBINED STATEMENTS OF EQUITY

	Common Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Class A - Voting		Class B - Voting
	Shares	Par Value	Shares	Par Value
Balance, January 1, 2019	30,006	42,570	374,046	$22,770	$19,499,960	$21,913,545	$41,478,845	$19,479,084	$60,957,929
Distributions to noncontrolling interest holders	—	—	—	—	—		—	(4,938,666)	(4,938,666)
Stockholder distributions	—	—	—	—	—	(5,038,000)	(5,038,000)	—	(5,038,000)
Net income	—	—	—	—	—	13,529,548	13,529,548	1,611,507	15,141,055

Balance, December 31, 2019	30,006	42,570	374,046	22,770	19,499,960	30,405,093	49,970,393	16,151,925	66,122,318
Distributions to noncontrolling interest holders	—	—	—	—	—		—	(2,725,163)	(2,725,163)
Stockholder distributions	—	—	—	—	—	(8,226,939)	(8,226,939)	—	(8,226,939)
Net income	—	—	—	—	—	24,949,492	24,949,492	1,062,784	26,012,276

Balance, December 31, 2020	30,006	$42,570	374,046	$22,770	$19,499,960	$47,127,646	$66,692,946	$14,489,546	$81,182,492

The accompanying notes are an integral part of the combined financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

REEB MILLWORK CORPORATION AND AFFILIATES

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019
Operating activities
Net income	$26,012,276	$15,141,055
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,886,457	6,913,717
Credit losses, net of recoveries	208,315	402,826
Loss on sale of equipment	205,756	1,104
Change in fair market value of interest rate swaps	1,510,400	1,446,058
Amortization of debt issuance costs	42,591	106,778
Changes in operating assets and liabilities:
Employee advances	270	—
Accounts receivable	(8,679,876)	(3,006,340)
Miscellaneous receivables	181,614	(305,403)
Vendor rebates receivable	(746,135)	(932,378)
Inventories	(7,865,803)	(5,754,495)
Prepaid expenses	185,726	173,794
Deposits - workers compensation	(312)	(17,992)
Outstanding checks	2,095,835	826,630
Accounts payable	3,498,623	(161,719)
Accrued expenses	10,167,947	5,240,989
Deferred compensation	858,350	377,806

Net cash provided by operating activities	35,562,034	20,452,430

Investing activities
Purchases of property, plant, and equipment	(5,776,281)	(9,474,892)
Proceeds from sale of equipment	9,850	93,676

Net cash used in investing activities	(5,766,431)	(9,381,216)

Financing activities
Advances (payments) on line of credit, net	(7,476,806)	6,300,742
Payments on long-term debt	(2,666,361)	(2,947,444)
Payments on demand notes - related party	877,083	(3,904,413)
Stockholder distributions	(8,226,939)	(5,038,000)
Noncontrolling interest distributions	(2,725,163)	(4,938,666)

Net cash used in financing activities	(20,218,186)	(10,527,781)

Increase in cash	9,577,417	543,433
Cash at beginning of year	798,733	255,300

Cash at end of year	$10,376,150	$798,733

Supplemental cash flow information
Cash paid for interest	$2,374,273	$3,321,329
Cash paid for state income taxes	139,398	7,600

The accompanying notes are an integral part of the combined financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

REEB MILLWORK CORPORATION AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 1    Nature of Operations

The Company is primarily engaged in the fabrication and wholesale distribution of building products (primarily doors) in the New England, Mid-Atlantic and Southeast regions of the United States. The Company is also engaged in the finishing process of steel and fiberglass doors in the east coast of the United States. R and K Logistics, Incorporated operates a fleet of trucks and provides transportation and logistics services to the Company.

NOTE 2    Summary of Significant Accounting Policies

Principles of Combination

The accompanying combined financial statements include the accounts of Reeb Millwork Corporation, Reeb Millwork Corporation of New York, Reeb Millwork Corporation of Maryland, Inc., Reeb Millwork of New England, Inc., Reeb Millwork Corporation-Southeast, and R and K Logistics, Incorporated, and variable interest entities in which the Company is the primary beneficiary, collectively known as the “Company”. The companies are affiliated through common ownership and management. Intercompany transactions and balances have been eliminated in the combined financial statements.

Basis of Accounting

These combined financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Variable Interest Entities

The Company combines Variable Interest Entities (“VIEs”) where it has been determined that the Company is the primary beneficiary of the applicable entities’ operations. For each VIE, the primary beneficiary is the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to such VIE. In evaluating whether the Company is the primary beneficiary of each entity, the Company evaluates its power to direct the most significant activities of the VIE by considering the purpose and design of each entity and the risks each entity was designed to create and pass through to its respective variable interest holders. The Company also evaluates its economic interests in each of the VIEs. See Note 11 of the Notes to Combined Financial Statements for more information regarding combined VIEs.

Concentrations

Financial instruments which potentially subject the Company to concentration of credit risk consists primarily of trade receivables and cash balances in excess of FDIC limits. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base, and their dispersion across different geographies. However, the Company is highly dependent on the economy of the construction industry.

The Company may be subject to credit risk on its cash, which is placed with high credit-quality financial institutions. The Federal Deposit Insurance Corporation (“FDIC”) coverage is $250,000 for all depository accounts. From time to time, the Company may have amounts on deposit in excess of the FDIC limits. Uninsured balances on deposit with financial institutions was approximately $12,600,000 at December 31, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Revenue Recognition

The Company recognizes revenue according to the provisions contained in ASC Topic 606, Revenue from Contracts with Customers. Refer to Note 10 for policies related to revenue recognition.

Major Suppliers

During the years ended December 31, 2020 and 2019, the Company purchased a significant portion of its inventory from two suppliers. Purchases from these suppliers during the years ended December 31, 2020 and 2019, were approximately $140,696,000 and $121,763,000, respectively, representing approximately 62% and 60%, respectively, of the total cost of goods sold for each respective year. At December 31, 2020 and 2019, the Company had accounts payable to these suppliers of $4,497,225 and $3,209,033 respectively. These items are, however, available from other suppliers at comparable prices.

Accounts Receivable

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for credit losses for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment activity. Based on management’s assessment, the Company provides for estimated credit losses through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation and a credit to accounts receivable. The balance in the allowance for credit losses at December 31, 2020 and 2019 was $285,891 and $218,232, respectively.

Vendor Rebates Receivable

The Company’s largest vendors offer volume based rebates for product purchases. The Company’s accounts with these vendors must be kept current at all times to qualify for these rebates. For the years ended December 31, 2020 and 2019, the estimated vendor receivable for these rebates was $4,500,949 and $3,754,814, respectively. This receivable represents a combination of management’s estimates and actual receipts of rebates after year-end. Estimates are based upon management’s calculations from the volume of product purchases and the rebate programs in place with each particular vendor. It is at least reasonably possible that those estimates will change within one year of the date of the financial statements based on one or more events. Historically, management’s estimates have been conservative of the amounts actually received.

These rebates are recorded against cost of goods sold in the accompanying combined financial statements. Rebates earned during the years ended December 31, 2020 and 2019 were $13,021,533 and $11,217,272, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method, and any losses due to lower market values are reflected in the final inventory. Inventory consists of items available for resale.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Maintenance and repairs, which neither materially add to the value of the property nor appreciably prolong its life, are charged to expense. The cost of assets retired or otherwise disposed of and the related accumulated depreciation have been eliminated from the accounts in the year of disposal. Related gains or losses from such transactions are credited or charged to income.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Depreciation

For financial accounting purposes, depreciation is computed using straight-line and accelerated methods over the estimated lives of the assets ranging from 3 to 39 years.

Derivative Instruments

In limited circumstances, the Company may use derivative instruments as cash flow hedges for variable rate debt. The fair values of all derivative instruments are recognized as assets or liabilities at the balance sheet date. Changes in the fair value of these derivative instruments are recognized in operating results or included in other comprehensive income (loss), depending on whether the derivative instrument is a fair value or cash flow hedge and whether it qualifies for hedge accounting treatment. If realized, gains and losses on derivative instruments are recognized in the operating results line item that reflects the underlying exposure that was hedged. The exchange of cash, if any, associated with derivative transactions is classified in the same category as the cash flows from the items subject to the economic hedging relationships.

Fair Value

The fair value of the Company’s financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1    Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2    Observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3    Unobservable inputs reflecting management’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company’s financial instruments, which primarily include cash, accounts receivable, accounts payable and accrued expenses, approximate their fair values due to their short maturities. The carrying value of the Company’s long-term debt also approximates fair value due to its variable interest rates. See Note 8, Long-Term Debt, for further discussion.

Debt Issuance Costs

Financing costs incurred in connection with the issuance of long-term debt are recorded as a reduction of the carrying value of the related debt. Deferred financing costs are amortized to interest expense using the straight-line method which approximates the effective interest method. For the years ended December 31, 2020 and 2019, amortization expense was $42,591 and $106,778, respectively.

Advertising and Promotion

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs are recovered from the Company’s vendors based on current promotions. Advertising expenses of $2,538,091 and $3,110,010 were incurred during the years ended December 31, 2020 and 2019, respectively. Reimbursements of $1,338,363 and $1,327,487 were provided by the Company’s vendors for the years ended December 31, 2020 and 2019, respectively. Advertising costs, net of reimbursement, were $1,199,728 and $1,782,523 for the years ended December 31, 2020 and 2019, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Shipping and Handling

The Company’s shipping and handling costs are included in cost of goods sold for all periods presented.

Use of Estimates

Management uses estimates and assumptions in preparing the combined financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could differ from those estimates and assumptions.

Income Taxes

The Company and its stockholders have elected “S” status for federal and state income tax purposes. As a result, the stockholders will include a proportionate share of the Company’s income or loss and business tax credits in their personal income tax returns. Accordingly, no provision for income taxes is included in the accompanying combined financial statements.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. These reclassifications had no effect on the prior year change in net assets.

New Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2017-02, Leases (Topic 842), which will supersede current guidance related to accounting for leases. The core principle of this guidance is to increase transparency and comparability among companies by reorganizing lease assets and liabilities on the balance sheet and disclosing key information. The standard will be effective for annual periods beginning after December 15, 2021 with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance on its combined financial statements.

NOTE 3     Property, Plant and Equipment

	December 31,
	2020	2019
Land and land improvement	$11,297,535	$11,297,535
Buildings and building improvement	61,065,952	60,712,138
Machinery and equipment	33,351,321	27,865,530
Office equipment	7,097,118	7,065,347
Computer equipment	3,452,860	3,452,860
Software	511,393	511,393
Vehicles	20,562,683	19,853,868
Construction-in-progress	1,101,917	2,317,184

	138,440,779	133,075,855
Less: accumulated depreciation	(68,369,724)	(60,679,019)

Property, plant, and equipment, net	$70,071,055	$72,396,836

Depreciation expense for the years ended December 31, 2020 and 2019 was $7,886,457 and $6,913,717, respectively, and is included in Cost of Sales in the Combined Statements of Operations.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTE 4     Goodwill

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at date of acquisition. At December 31, 2020 and 2019, the gross carrying amount of goodwill was $99,000.

In accordance with FASB ASC 350, Intangibles – Goodwill and Others, the Company tests the goodwill value on an annual basis. The Company has determined the goodwill has not been impaired; therefore, no impairment loss has been recognized.

NOTE 5     Line of Credit

The Company has a revolving line of credit arrangement with a bank providing for maximum borrowings of $25,000,000. Borrowings under this line of credit may be used for working capital, the purchase of fixed assets, or to fund other expenses incurred in the normal course of business. Interest is charged at 30 day LIBOR, adjusted daily, plus an applicable margin of one hundred sixty-five (165) basis points (1.80% at December 31, 2020).

The line is due on demand at an amount equal to the maximum principal amount or the outstanding principal amount, if less, plus interest as set forth in the amended and restated daily adjusting 30 day LIBOR revolving line demand note. The outstanding balance on the line at December 31, 2020 and 2019 was $0 and $7,476,806, respectively.

Under the terms of the line of credit, the Company is subject to meet certain financial covenants including Senior Liabilities to Effective Tangible Capital Fund (Subordinated Debt), Senior Liabilities to Effective Tangible Capital Fund (Subordinated and VIE Debt), a Fixed Charge ratio and a Minimum Tangible Net Worth. At December 31, 2020, the Company was in compliance with these loan covenants.

NOTE 6     Demand Notes – Related Party

The Company has demand notes outstanding due to stockholders of the Company and several related parties. These loans accrue interest at the same rate as the Company’s line of credit as detailed in Note 5. At December 31, 2020 and 2019, the balance due totaled $21,621,588 and $20,744,255, respectively.

NOTE 7     Notes Payable – Related Party

During the year ended December 31, 2013, the Company issued $3,702,061 in notes from the distribution of the capital accounts to the stockholders of Reeb Millwork – Northwest. The purpose of these notes is to provide equity for tax purposes and to provide operating capital to Reeb Millwork of New England, Inc. and Reeb Millwork Corporation-Southeast.

Pursuant to mutual agreement, the stockholders of the Company have been restricted from withdrawing these funds without the consent of all stockholders. The notes earn interest at the same rate as the Company’s line of credit as detailed in Note 5. At December 31, 2020 and 2019, the balance due totaled $3,702,855 and $3,703,105, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTE 8     Long-Term Debt

The Company’s long-term debt, included in the accounts of the VIEs, consists of the following at December 31, 2020 and 2019:

	2020	2019	Maturity Date	Interest Rate	Interest Rate at December 31, 2020	Monthly Principal Payment
Mortgage note payable	$2,316,666	$2,516,666	January 2025	LIBOR + 2.35%	2.538%	$16,667
Mortgage note payable	3,777,784	4,383,780	January 2025	LIBOR + 2.35%	2.538%	45,833
Mortgage note payable	16,752,084	17,827,084	January 2025	LIBOR + 2.35%	2.538%	89,583
Mortgage note payable	13,547,541	14,332,906	March 2025	LIBOR + 2.20%	2.355%	65,447

	36,394,075	39,060,436

Less: Unamortized debt issuance costs	(15,446)	(58,038)
Less: Current portion of long-term debt	(2,610,361)	(2,610,361)

Total long-term debt	$33,768,268	$36,392,037

Interest on the above notes is payable monthly and the notes are secured by the related properties.

The future maturities of long-term debt as of December 31, 2020 are as follows:

Year Ended December 31,
2021	$2,610,361
2022	2,610,361
2023	2,610,361
2024	2,610,361
2025	25,952,631

Total	$36,394,075

Derivative Instruments

The Company is charged variable rates of interest on its various outstanding mortgage notes above which exposes the Company to fluctuations in interest rates. In connection with the majority of the debt agreements, the Company entered into interest rate swap agreements (“Swap Agreements”) to partially mitigate the exposure to interest rate fluctuations on the Company’s variable rate debt. The Swap Agreements effectively convert the floating interest rate of the mortgage term loans to fixed interest rates through the maturity dates of the mortgage notes. The Company did not designate these interest rate swaps for hedge accounting. The following table summarizes the significant terms of the outstanding Swap Agreements at December 31, 2020 and 2019:

	Notional Amount		Fair Value		Effective Date	Maturity Date	Fixed Interest Rate
	2020	2019	2020	2019
Swap Contract 1	$6,665,000	$7,095,000	$(319,984)	$7,280	5/5/2016	1/12/2025	3.91%
Swap Contract 2	5,419,017	5,733,163	(685,042)	(412,395)	9/1/2018	9/15/2026	5.17%
Swap Contract 3	9,997,500	10,642,500	(488,314)	(12,242)	4/1/2016	1/13/2025	1.61%
Swap Contract 4	8,128,525	8,599,744	(994,276)	(592,808)	9/4/2018	9/1/2026	2.94%
Swap Contract 5	2,316,666	2,516,666	(30,945)	2,004	3/24/2016	1/1/2022	1.50%

	$32,526,708	$34,587,073	$(2,518,561)	$(1,008,161)

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Changes in the Swap Agreements fair values are recorded in interest expense in the Combined Statements of Operations as the swaps do not qualify for hedge accounting. For the years ended December 31, 2020 and 2019, the changes in the fair value of the Swap Agreements resulted in additional interest expense of $1,510,400 and $1,446,059, respectively. At December 31, 2020 and 2019, the fair value of the Swap Agreements is included other long-term liabilities in the Combined Balance Sheets. The fair value of the interest rate swaps is a Level 2 fair value measurement, based on quoted prices of similar items in active markets.

NOTE 9     Deferred Compensation

The Company has entered into deferred compensation agreements with several key employees. Bonuses are calculated based on the aggregate performances of the combined entities of the Company. The agreement requires that a portion of key employees’ year-end bonus is considered deferred compensation. Interest is accrued on the balance of deferred compensation at a rate equal to the current rate paid on the Company’s line of credit as detailed in Note 5.

For plan years beginning after December 31, 2013, deferred benefits and all interest accrued thereon shall vest 5 years from January 1 of the year following the plan year or, if earlier, upon the participant’s death, participant’s retirement at age 65 or older or the occurrence of a change of control event.

For plan years beginning before January 1, 2014 deferred benefits and all accrued interest thereon shall vest 5 years from January 1 of such plan year or, if earlier, upon the participant’s death, participant’s retirement at age 65 or older or the occurrence of a change of control event. The Company has recognized liabilities related to the plan in the amount of $2,946,944 and $2,088,594, at December 31, 2020 and 2019 respectively.

Total expense related to the deferred compensation plan is comprised of additional bonus compensation and the related interest, net of forfeitures and payouts. For the years ended December 31, 2020 and 2019, total deferred compensation expense was $813,529 and $298,667, respectively.

NOTE 10    Revenue from Contracts with Customers

The Company recognizes revenue when the performance obligation is satisfied, which occurs when a customer obtains control of the promised goods or services. The amount of revenue recognized reflects the consideration which the Company expects to be entitled to receive in exchange for these goods or services. The Company generates substantially all of its revenue from the distribution and sale of doors and related products and recognizes revenue at the point in time when title and risk of loss passes and the customer accepts the goods, which occurs at delivery. Shipping and handling costs are treated as fulfillment costs and recognized when incurred. Generally, payment is due from customers within 30 days of the invoice date.

The Company also provides finishing services for steel and fiberglass doors through its Reeb Finish brand. This service represents a single performance obligation that is satisfied when title and risk of the underlying product transfers to the customer. This transfer occurs either at product delivery or upon the customer taking possession of the goods.

The Company’s revenue disaggregated by their primary revenue lines is as follows:

	December 31,
	2020	2019
Reeb Core	$190,801,773	$171,075,272
Core Unfinished RSP	8,574,531	7,123,277
Core Unfinished TT	137,012,332	123,046,184
Reeb Finish	49,820,266	47,875,427
Directs	9,011,422	4,774,397
Less Discounts	(14,150,542)	(11,143,281)

	$381,069,782	$342,754,276

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

The Company did not have any material contract liabilities or capitalized contract acquisition costs as of December 31, 2020 or 2019.

NOTE 11    Variable Interest Entities

The Company’s VIEs include two affiliated entities owned by certain stockholders of the combined companies from which the Company leases several of its operating facilities under operating leases expiring at various dates through February 2026. The Company has concluded that such entities are VIEs primarily because the entities do not have sufficient equity at risk and/or subordinated financial support is provided through the long-term lease agreements. The Company has evaluated each VIE to determine the primary beneficiary by considering the party that has the power to direct the most significant activities of the entity. Such activities include financing, construction and related improvements to properties. Primarily due to the involvement in these and other activities, the Company has concluded that it directs the most significant activities of each VIE and, therefore, is considered the primary beneficiary.

The table below details the assets and liabilities (excluding intercompany balances which are eliminated in combination) for the Company’s two VIEs that were included in the Combined Balance Sheets at December 31, 2020 and 2019:

	December 31,
	2020	2019
Assets
Current assets:
Cash	$41,004	$46,608

Total current assets	41,004	46,608

Property, plant, and equipment, net	47,267,859	49,468,421

Total assets	$47,308,863	$49,515,029

Liabilities
Current liabilities:
Current portion of long-term debt	$2,610,361	$2,610,361
Total current liabilities	2,610,361	2,610,361

Other long-term liabilities	2,550,188	1,039,788
Long-term debt, net of current portion	33,768,268	36,392,037

Total liabilities	$38,928,817	$40,042,186

As of December 31, 2020, Reeb Millwork Corporation, Reeb Millwork Corporation of New York, Reeb Millwork Corporation of Maryland, Inc., Reeb Millwork of New England, Inc., Reeb Millwork Corporation-Southeast and R and K Logistics, Incorporated, collectively, are contingently liable as guarantors with respect to three outstanding loans of Ruhle and Kerr Associates, LLC, one of the Company’s VIEs.

The terms of the guarantee are tied to the Company’s line of credit and the underlying mortgages. Should the VIE default on its mortgage loan, the Company will be obligated to perform under the guarantee by primarily making the required payments, including late fees and penalties. The balance of these mortgage loans at December 31, 2020 was $36,394,075.

NOTE 12 Leasing	Arrangements

The Company leases equipment and office space from several vendors, each with separate terms. Total rent expense for the years ended December 31, 2020 and December 31, 2019 was $281,840 and $263,299, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTE 13    Employee Benefit Plans

The Company has a 401(k) Retirement Plan (the “Plan”) that is available to all employees upon completion of 90 days of employment and after attaining 18 years of age. Participants may elect to contribute up to 100% of their pretax annual compensation, subject to certain limitations. Additional catch up contributions may be made subject to annual IRS limitations. At its discretion, the Company may contribute up to twenty five percent of the first six percent of base compensation that a participant makes to the plan.

Vesting in the Company’s contributions is based on years of continuous service with participants becoming fully vested after five years of credited service. The total retirement plan contribution expense for the years ended December 31, 2020 and 2019 amounted to $765,188 and $528,660, respectively.

The Company has a self-insured medical expense reimbursement plan which covers those employees of the Company who meet the participation requirements described in the plan. Under the plan, the Company is responsible for $200,000 per claim for eligible participants and has stop loss insurance to cover any expenses exceeding the $200,000 limit. In addition, the Company increased the deductible limit for certain high-risk participants. At December 31, 2020, the Company had a deductible limit of $300,000 for a participant. At December 31, 2019, the Company had deductible limits of $300,000 for a participant and $500,000 for another participant, respectively.

Expenses related to the Plan were $7,426,157 and $7,581,989 for the years ended December 31, 2020 and 2019, respectively. Accrued expenses related to the Plan at December 31, 2020 and 2019 were $870,436 and $1,454,439, respectively.

NOTE 14    Related Party Transactions

For related party transactions please refer to Note 2 – Summary of Significant Accounting Policies, Note 6 – Loan Payable and Note 7 – Demand Notes.

NOTE 15    Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure in the combined financial statements through September 28, 2021, the date the combined financial statements were available to be issued.

•

Subsequent to year-end, the Company began expansion of one of its facilities held by a VIE. Through the date the combined financial statements were available to be issued, the Company had incurred $10.8 million of costs related to the expansion with total costs expected to be approximately $15.6 million.

•

On June 3, 2021, the stockholders of Reeb Millwork Corporation of Maryland, Inc. (“Reeb Maryland”) transferred certain real property, buildings and related improvements with a fair value of approximately $1.8 million to a partnership affiliated by common ownership with the owners of Reeb Maryland. The assets transferred had a carrying value of approximately $0.5 million at the date of transfer.

•

On September 10, 2021, the Company entered into an Equity Purchase Agreement with US Lumber Group, LLC (“US Lumber”), a wholly owned subsidiary of Specialty Building Products, Inc., to sell 100% of the equity of the Company to US Lumber for $550 million, subject to normal purchase price adjustments. As of the date the combined financial statements were available to be issued, the sale transaction had not yet closed.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

                 Shares

Specialty Building Products, Inc.

Common Stock

Prospectus

            , 2022

Barclays

Goldman Sachs & Co. LLC

RBC Capital Markets

Through and including                 , 2022 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All expenses will be borne by the registrant. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be Paid
SEC Registration Fee	$ *
FINRA filing fee	*
Exchange listing fee	*
Printing	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total:	$ *

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where an officer or director is successful

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion, of this offering we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement, and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.

We will maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

In connection with the incorporation of Specialty Building Products, Inc. (f/k/a SBP Buyer, Inc.) (the “Company”) on December 18, 2021, the Company issued 100 shares of its common stock, par value $0.01 per share, to SBP Varsity Holdings, L.P., an entity controlled by funds advised by The Jordan Company. These securities were offered and sold by the Company in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

See the Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

EXHIBIT INDEX

Exhibit Number		Description

1.1	**	Form of Underwriting Agreement.

2.1	**	Equity Purchase Agreement, dated September 10, 2021, by and among the Group Companies, the shareholders of the Group Companies, Scott F. Kerr and Joshua H. Ruhle, as the Seller Representatives, and US Lumber Group, LLC

2.2	**	Purchase and Sale Agreement, dated as of December 20, 2020, by and among Specialty Building Products Holdings, L.P., Specialty Building Products, LLC and SBP Merger Sub, Inc.

3.1	**	Form of Amended and Restated Certificate of Incorporation of Specialty Building Products, Inc..

3.2	**	Form of Amended and Restated By-Laws of Specialty Building Products, Inc.

4.1	**	Form of Registration Rights Agreement.

5.1	**	Form of Opinion of Kirkland & Ellis LLP.

10.1	**	ABL Credit Agreement.

10.2	**	Indenture, dated as of September 30, 2020 by and among Specialty Building Products Holdings, LLC and SBP Finance Corp, as Co-Issuers, the guarantors party thereto and Ankura Trust Company, LLC as Trustee and Collateral Agent.

10.3	**	First Supplemental Indenture, dated as of November 6, 2020, by and among Specialty Building Products Holdings, LLC and SBP Finance Corp, as Co-Issuers, the guarantors party thereto and Ankura Trust Company, LLC as Trustee and Collateral Agent.

10.4	**	Second Supplemental Indenture, dated as of January 21, 2021, by and among Specialty Building Products Holdings, LLC and SBP Finance Corp, as Co-Issuers, the guarantors party thereto and Ankura Trust Company, LLC as Trustee and Collateral Agent.

10.5	**	Term Credit Agreement, dated as of October 15, 2021, by and among Specialty Building Products Holdings, LLC, as the Administrative Borrower and a Borrower, SBP Finance Corp and US Lumber Group, LLC, as Borrowers, Specialty Building Products Intermediate II, LLC, as Holdings, the Lenders party thereto, and Barclays Bank Plc, as Administrative Agent for the Lenders and as Collateral Agent for the Secured Parties.

10.6	**#	Form of Specialty Building Products, Inc. 2022 Omnibus Incentive Plan.

10.7	**#	Form of Specialty Building Products, Inc. 2022 Employee Stock Purchase Plan

10.8	**	Form of Director Nomination Agreement

10.9	**	Accounts Receivable Factoring Agreement.

10.10	**	Form of Indemnification Agreement

10.11	**#	Executive Employment Agreement, dated as of January 19, 2021, by and among U.S. Lumber Group, LLC and Jeffery McLendon.

10.12	**#	Executive Employment Agreement, dated as of January 19, 2021, by and among U.S. Lumber Group, LLC and Ronnie Stroud.

10.13	**#	Executive Employment Agreement, dated as of January 19, 2021, by and among U.S. Lumber Group, LLC and Carl McKenzie.

10.14	**#	Executive Employment Agreement, dated as of January 19, 2021, by and among U.S. Lumber Group, LLC and Bryan Lovingood.

10.15	**#	Executive Employment Agreement, dated as of August 23, 2021, by and among U.S. Lumber Group, LLC and Christopher Gerhard.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number		Description

22.1	**	List of Subsidiaries of the Registrant

23.1	**	Consent of PriceWaterhouseCoopers LLP

23.2	**	Consent of Concannon, Miller & Co., P.C.

23.3	**	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1 hereto).

24.1	**	Powers of Attorney (contained on signature pages to the Registration Statement on Form S-1).

99.1	**	Consent of Principia Consulting, LLC.

#	Denotes management contract or compensatory plan or arrangement.
**	To be filed by an amendment.

CONFIDENTIAL TREATMENT REQUESTED BY SPECIALTY BUILDING PRODUCTS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Specialty Building Products, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Duluth, State of Georgia on                 , 2021.

SPECIALTY BUILDING PRODUCTS, INC.

By:
Name: Jeff McLendon
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeff McLendon and Ronald Stroud, and each of them, his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on                 , 2021 by the following persons in the capacities indicated.

Name	Title	Date

Jeff McLendon	Director, Chief Executive Officer and President (Principal Executive Officer)	, 2021

Ronald Stroud	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021

Michael Denvir	Director	, 2021

Barry Gallup, Jr.	Director	, 2021